AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1
main 403.691.7575
fax 403.691.7508

RECEIVED
2007 FEB 27 A 11: 08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07021354

SUPPL

February 12, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Deborah S. Stein
Vice President Finance

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

enclosures

Canada's Top 100 Employers 2006

AltaGas **NEWS RELEASE** SEC File # 82-34911

ALTAGAS REPORTS 67 PERCENT INCREASE IN THIRD QUARTER NET INCOME

CALGARY, November 8, 2006 (TSX: ALA.UN) AltaGas Income Trust (AltaGas or the Trust) today announced net income of $28.8 million ($0.52 per unit) for the three months ended September 30, 2006, up from $17.2 million ($0.32 per unit) for the same period of 2005, an increase of 67 percent. Net income for the nine months ended September 30, 2006 increased 36 percent to $87.2 million ($1.58 per unit) from $63.9 million ($1.19 per unit) for the same period last year.

AltaGas Income Trust also declared a distribution of $0.17 per trust unit and exchangeable unit payable on December 15, 2006 to holders of record on November 27, 2006. AltaGas total distributions declared in third quarter 2006 were $0.505 per unit.

"We are again pleased to report another quarter of solid financial performance," said David Cornhill, Chairman, President and CEO of the Trust. He added, "Our Power Generation and Extraction and Transmission segments continued to benefit from the strong power and natural gas liquids markets."

"On October 31, 2006 the Government of Canada announced the reversal of its long held public position not to directly tax income trusts. We are very disappointed with the reversal of the government's policy and the significant disruption to the capital market caused by this action," Mr Cornhill added, "AltaGas has always operated with the discipline of a corporation by focusing on net income, return on equity and creation of long-term unitholder value. Our business is strong and we will continue to execute our growth strategy of creating long-term unitholder value. We will continue to evaluate the proposed taxation change and will work to minimize the impact to our investors."

"I would like to thank John Breen for his strong support and commitment to AltaGas throughout his tenure on our Board. John resigned in order to pursue other professional opportunities and we wish him all the best in his new position."

Net income in third quarter 2006 was higher than in the same quarter last year due to higher power prices received and lower power transmission costs, higher natural gas liquids fractionation spreads and lower interest expense due to reduced debt and interest rates. These increases were partially offset by higher administrative and compensation expenses and the impact of the expiry of the Genesee contract.

Year-to-date, net income was impacted by the same factors as the third quarter, in addition to a $6.6 million non-cash future income tax benefit as a result of a reduction in the federal and Alberta corporate income tax rates reported in second quarter 2006. Results in the first nine months of 2005 included a one-time after-tax gain of $7.9 million on the sale of Taylor NGL Partnership (Taylor) units and a non-recurring loss from the Taylor investment of $0.4 million. Third quarter and first nine months of 2005 results also included contributions from the Natural Gas Distribution (NGD) segment, which was spun-out into a separate publicly traded entity in November 2005.

FINANCIAL HIGHLIGHTS (1)

- Funds generated from operations were $42.9 million ($0.77 per unit) for third quarter 2006, compared to $31.0 million ($0.57 per unit) for the same period in 2005. Funds generated from operations for the first nine months of 2006 were $119.8 million ($2.17 per unit), up from $92.6 million ($1.72 per unit) in the first nine months of 2005. In the first nine months of 2005, funds generated from operations included the NGD business, and excluded proceeds from the Taylor unit disposition.

- Earnings before interest, taxes, depreciation and amortization were $45.1 million ($0.81 per unit) this quarter, compared to $35.2 million ($0.65 per unit) in the same quarter in 2005. EBITDA for the first nine months of 2006 was $128.6 million ($2.33 per unit), up from $115.7 million ($2.15 per unit) in the first nine months of 2005. EBITDA in the first nine months of 2005 included $9.2 million related to the gain on disposition of Taylor units and $1.5 million and $11.0 million in the third quarter and first nine months of 2005, respectively, related to the NGD business.

- Total debt was $277.1 million, compared to $269.0 million at December 31, 2005. The Trust's debt-to-total capitalization ratio was 34.9 percent, versus 36.0 percent at the end of 2005.

(1) Includes non-GAAP financial measures. Please see discussion in Non-GAAP Financial Measures section of the Trust's third quarter Management's Discussion and Analysis.

IN THE THIRD QUARTER, ALTAGAS:

- Closed the acquisition of the new 10 Mmcf/d Clear Hills sour gas processing facility and an associated 16 kilometre sour gas gathering line in Northwest Alberta for approximately $15 million. The pipeline will connect a number of existing producers' wells east of the plant, in what is expected to be an active drilling area.

- Acquired an increased interest in the Pouce Coupe processing plant and related assets for approximately $1 million, increasing AltaGas' interest in the plant and related facilities to 75 percent.

- And Aeolis Wind Power Corporation (Aeolis) announced that Bear Mountain Wind Limited Partnership (BMWLP) was one of the winning bidders in the BC Hydro Fiscal 2006 Open Call for Power. The proposed 120 MW Bear Mountain Wind Park is located in northeast British Columbia, near Dawson Creek.

- Announced that BMWLP had signed a 25-year electricity purchase agreement with BC Hydro for the Bear Mountain Wind Park. AltaGas, on behalf of BMWLP, posted a letter of credit in the amount of $7.2 million with BC Hydro as performance security. The project is subject to various regulatory and environmental approvals.

SUBSEQUENT TO THE THIRD QUARTER, ALTAGAS:

- Announced the resignation of John Breen from the Board of Directors of AltaGas General Partner Inc. effective October 23, 2006. Mr. Breen has accepted a position at the CPP Investment Board in the Private Investments Department and as a consequence is required to resign from any positions held on public company boards. Mr. Breen has been a Director of AltaGas and its predecessor, AltaGas Services Inc., since May 1999.

- On October 31, 2006 the federal Government of Canada issued an announcement regarding proposed changes to the taxation of existing income trusts effective with the 2011 tax year. This development has resulted in some uncertainty in the capital markets with respect to the trust sector. Management has expressed its views to the Government of Canada and will continue to monitor the actions of the Government of Canada in this matter. Management is supportive of the efforts of the trust industry in its representations to the Government.

AltaGas will hold a teleconference today at 2:00 p.m. Mountain time (4:00 p.m. Eastern) to discuss the third quarter 2006 financial and operating results and other general issues and developments concerning the Trust. Members of the media, investment community and other interested parties may dial 416-695-5259 or call toll free at 1-877-888-4210. No passcode is required. Please note that the conference call will also be webcast. To listen, please connect here: http://events.online broadcasting.com/altagas/110806/index.php.

Shortly after the conclusion of the call, a replay will be available by dialling 416-695-5275 or 1-888-509-0081. The passcode is 632590. The replay will expire at midnight (Eastern) on November 15, 2006. The webcast will be archived for one year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated November 8, 2006 is a review of the results of operations and the liquidity and capital resources of the Trust. It should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements of the Trust as at and for the three and nine-month periods ended September 30, 2006 and the Notes thereto and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2005.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004, the security holders of ASI voted in favour of a plan of arrangement to reorganize the business of ASI into an open-ended investment trust effective May 1, 2004. For each common share of ASI, shareholders received either one unit of the Trust (trust unit) or one exchangeable unit of AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) or AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) (trust units and exchangeable units being collectively units). As a result of implementing the reorganization, the Trust indirectly held through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by ASI. The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipelines Partnership, as well as PremStar Energy Canada Limited Partnership and ECNG Limited Partnership (collectively the operating subsidiaries). AltaGas Utilities Inc. was owned by the Trust until the November 17, 2005 spin-out of the Natural Gas Distribution segment. The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from operating income earned from partnership interests held by AltaGas LP#1, from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the management of the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. The Trust targets to pay substantially all of its ongoing sustainable distributable cash through regular monthly distributions made to unitholders.

The Trust commenced monthly distributions of $0.15 for each trust unit and exchangeable unit on June 15, 2004. AltaGas pays cash distributions on the 15th day of each month to unitholders of record on the 25th day of the previous month or, in each case, the following business day if the payment date or record date falls on a weekend or holiday.

The Trust's monthly cash distribution was increased to $0.16 per unit, an increase of 7 percent from $0.15 per unit, payable to unitholders of record on August 25, 2005.

On November 17, 2005 the Trust completed the spin-out of its 100 percent owned subsidiary AltaGas Utility Group Inc. (Utility Group), as a separate, publicly traded corporation. As part of the spin-out, the Trust distributed one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005.

On March 1, 2006, the Trust's monthly cash distribution was increased to $0.165 per unit payable to unitholders of record on March 27, 2006.

On August 9, 2006 the Trust's monthly cash distribution was increased to $0.17 per unit payable to unitholders of record on August 25, 2006. During third quarter 2006, AltaGas declared cash distributions of $0.505 per unit compared to $0.47 per unit in third quarter 2005.

The following table summarizes AltaGas' dividend and distribution declaration history since 2003[(1)]:

($ per unit)	**2006**	2005	2004	2003
First quarter	**$ 0.485**	$ 0.45	$ 0.11	$ 0.08
Second quarter	**0.495**	0.45	0.30	0.08
Third quarter	**0.505**	0.47	0.45	0.11
Fourth quarter	**-**	0.48	0.45	0.11
Distribution of shares[(2)]	**-**	0.54	-	-
	$ 1.485	$ 2.39	$ 1.31	$ 0.38

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004 prior to the reorganization of AltaGas Services Inc. into AltaGas Income Trust. The trust conversion occurred in May 2004 and monthly distributions were declared to unitholders beginning May 2004.

(2) One share of Utility Group was issued for every 13.9592 trust units held on November 14, 2005.

On May 20, 2004, AltaGas adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) for eligible holders of trust units and exchangeable units of AltaGas Income Trust, AltaGas LP#1, and AltaGas LP#2. DRIP participation generated $12.8 million in new equity through the issuance of 0.5 million trust units for the quarter ended September 30, 2006. By September 30, 2006, the DRIP had contributed a total of $71.6 million of new equity and 2.9 million new units since inception of the Trust. Complete details on the DRIP are available on the AltaGas website at www.altagas.ca.

CONSOLIDATED RESULTS

Consolidated Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**317.9**	375.4	**995.2**	1,053.9
Net revenue[1]	**82.5**	71.3	**234.3**	218.2
EBITDA[1]	**45.1**	35.2	**128.6**	115.7
Operating income[1]	**33.7**	22.9	**94.6**	79.1
Net income	**28.8**	17.2	**87.2**	63.9
Total assets	**1,030.6**	1,198.6	**1,030.6**	1,198.6
Long-term debt	**276.0**	303.6	**276.0**	303.6
Net additions to capital assets	**23.5**	17.5	**54.0**	26.1
Cash flows				
Funds generated from operations[1]	**42.9**	31.0	**119.8**	92.6
Distributable cash[1]	**42.1**	29.5	**115.8**	87.2
Distributions paid[2]	**27.8**	24.9	**81.4**	73.1

($ per unit)				
EBITDA[1]	**0.81**	0.65	**2.33**	2.15
Net income	**0.52**	0.32	**1.58**	1.19
Cash flows				
Funds generated from operations[1]	**0.77**	0.57	**2.17**	1.72
Distributable cash[1]	**0.75**	0.54	**2.09**	1.62
Distributions paid[2]	**0.50**	0.46	**1.475**	1.36
Units outstanding (millions)				
Weighted average number of units outstanding for the period (basic)	**55.7**	54.2	**55.2**	53.8
End of period	**55.9**	54.3	**55.9**	54.3

(1) Non-GAAP financial measure. See discussion in the following section of the MD&A.

(2) Distributions paid of $0.17 per unit per month commencing in September 2006. From April 2006 to August 2006 distributions of $0.165 per unit per month were paid. From September 2005 to March 2006 distributions of $0.16 per unit per month were paid. From June 2004 to August 2005 distributions of $0.15 per unit per month were paid.

CONSOLIDATED FINANCIAL REVIEW

Net income for the three and nine months ended September 30, 2006 was $28.8 million ($0.52 per unit) and $87.2 million ($1.58 per unit) respectively, compared to $17.2 million ($0.32 per unit) and $63.9 million ($1.19 per unit) for the same periods in 2005. The increase in net income for third quarter 2006 was due to higher prices received on power volumes sold despite a planned outage at the Sundance facility, lower power transmission costs, higher natural gas liquids fractionation spreads (frac spreads), and lower interest expense, partially offset by higher administrative and compensation expenses. Growth in the Field Gathering and Processing (FG&P) segment was partially offset by the negative impact of planned and unplanned downtime at the Bantry and Rainbow Lake facilities.

Net income for the nine months ended September 30, 2006 was impacted by the same factors as the quarter, as well as a $6.6 million non-cash future income tax benefit as a result of a reduction in federal and Alberta corporate income tax rates reported in second quarter 2006. Net income in the first nine months of 2005 included the NGD segment which was spun-out in November 2005, while an after-tax gain of $7.9 million on the sale of Taylor units in first quarter 2005 and a non-recurring loss from the Taylor investment of $0.4 million also impacted net income in the first nine months of 2005.

Funds generated from operations for the third quarter and first nine months of 2006 were $42.9 million and $119.8 million respectively, compared to $31.0 million and $92.6 million in the same periods last year. The increases were due to stronger operating results in third quarter and first nine months of 2006 compared to the same periods last year.

On a consolidated basis net revenue for the three months ended September 30, 2006 was $82.5 million compared to $71.3 million in the same quarter last year. The increase was due to higher power prices received on power sold and lower power transmission costs, higher operating cost recoveries, expansions and acquisitions in the FG&P segment, higher frac spreads and the acquisition of iQ2, partially offset by the impact of the loss of the Genesee contract and the spin-out of the NGD business in November 2005. Net revenue reported by the NGD segment in third quarter 2005 was $6.1 million.

Net revenue for the nine months ended September 30, 2006 was $234.3 million compared to $218.2 million in the same period in 2005. The increase was due to the same factors as described for the third quarter. The first nine months of 2005 net revenue included $9.2 million from the gain on the sale of the Taylor units as well as a one-time negative adjustment of $0.6 million related to Taylor, and $24.8 million from the NGD business spun-out in late 2005. Excluding the impact of the Taylor net gain and the NGD segment, net revenue in the first nine months of 2006 increased 27 percent from the same period last year.

In the Power Generation, Energy Services and Extraction and Transmission segments, net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, better reflects performance than does revenue, as changes in the market price of natural gas and power affect both revenue and cost of goods sold.

Operating and administrative expenses for the three and nine months ended September 30, 2006 were $37.2 million and $105.7 million respectively, compared to $36.0 million and $102.5 million for the same periods in 2005. The increases were due to higher compensation costs as a result of the strong Alberta economy, additional costs from new FG&P facilities and higher costs due to the acquisition of iQ2. These increases were partially offset by the spin-out of the NGD segment in fourth quarter 2005, which reported operating and administrative costs of $4.6 million and $13.8 million in the three and nine months ended September 30, 2005 respectively. Increased costs of $0.5 million and $1.7 million in third quarter and first nine months of 2006, respectively, were incurred to meet new certification requirements for reporting issuers mandated by the Canadian Securities Administrators.

In third quarter 2006, operating and administrative expenses relating to corporate costs previously reported in the operating segments in the first half of the year were reversed and reported in the Corporate segment. The reversal reduced operating and administrative costs by $1.9 million and $0.9 million in the FG&P and Energy Services segments,

respectively, and increased these costs by $3.0 million in the Corporate segment. The impacts on the other operating segments were negligible. These costs reported in the operating segments in 2005 were not reversed. In the FG&P segment $0.7 million was reported in first quarter 2005 and $0.6 million was reported in each of second and third quarters 2005. The Energy Services segment reported $0.2 million for the nine months ended September 30, 2005.

Amortization expense for the three and nine months ended September 30, 2006 decreased to $11.4 million and $34.0 million respectively, from $12.3 million and $36.5 million in the same periods last year. The decreases were due to the spin-out of the NGD segment, partially offset by increases related to the growth in capital assets resulting from acquisitions and internal expansion projects, higher depletion expense related to the Trust's oil and gas properties and to amortization related to the acquisition of Energy Services contracts.

Interest expense for the three and nine months ended September 30, 2006 was $3.2 million and $9.9 million respectively, compared to $5.1 million and $15.2 million for the same periods last year. The decreases in both periods were due to lower average debt balances as a result of using the proceeds of the November 17, 2005 spin-out of the NGD segment to repay $85.4 million of debt, and higher funds generated from operations. Also contributing to the lower interest expense was a lower average borrowing rate of 4.8 percent in third quarter 2006 (first nine months 2006 – 4.9 percent), compared to 5.7 percent in third quarter 2005 (first nine months 2005 – 5.8 percent), driven by the 2005 refinancing of term debt at lower rates.

Income taxes for the three months ended September 30, 2006 were $1.7 million compared to $0.6 million in the same period last year. The increased income tax expense was due to higher net income in 2006.

Income taxes for the nine months ended September 30, 2006 were recoveries of $2.5 million compared to an expense of $0.1 million in the same period last year. During second quarter 2006, the federal and Alberta governments substantively enacted income tax rate reductions, resulting in a reduction in income tax expense of $6.6 million. Income taxes reported for first nine months of 2005 also included an expense of $0.8 million related to the NGD segment and a lower effective tax rate in respect of the Taylor capital gain reported in first quarter 2005.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other entities.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas.

Net Revenue		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2006**	2005	**2006**	2005
Net revenue		**82.5**	71.3	**234.3**	218.2
Add:	Cost of sales	**235.4**	304.1	**760.9**	835.7
Revenue (GAAP financial measure)		**317.9**	375.4	**995.2**	1,053.9

In the Power Generation, Energy Services and Extraction and Transmission segments, net revenue is a better measure of business performance than revenue, as changes in the market price of power and natural gas purchased for resale and shrinkage affect both revenue and cost of sales.

Operating Income		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2006**	2005	**2006**	2005
Operating income		**33.7**	22.9	**94.6**	79.1
Add (deduct):	Interest	**(3.2)**	(5.1)	**(9.9)**	(15.2)
	Income taxes	**(1.7)**	(0.6)	**2.5**	-
Net income (GAAP financial measure)		**28.8**	17.2	**87.2**	63.9

AltaGas reports segmented operating income in the Notes to the Consolidated Financial Statements.

EBITDA		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2006**	2005	**2006**	2005
EBITDA		**45.1**	35.2	**128.6**	115.7
Add (deduct):	Amortization	**(11.4)**	(12.3)	**(34.0)**	(36.5)
	Interest	**(3.2)**	(5.1)	**(9.9)**	(15.2)
	Income taxes	**(1.7)**	(0.6)	**2.5**	-
Net income (GAAP financial measure)		**28.8**	17.2	**87.2**	63.9

EBITDA is provided to assist in understanding the Trust's ability to generate cash and cover interest payments.

Funds From Operations	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Funds from operations	**42.9**	31.0	**119.8**	92.6
Add (deduct):				
Net change in non-cash working capital and ARO and other costs incurred	**(2.1)**	1.9	**(9.5)**	(11.6)
Cash from operations (GAAP financial measure)	**40.8**	32.9	**110.3**	81.0

Funds generated from operations is provided to assist in determining the Trust's ability to generate cash from operations, after interest and taxes, without regard to changes in the Trust's non-cash working capital and asset retirement and other expenditures in the period.

Distributable Cash	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Distributable cash	**42.1**	29.5	**115.8**	87.2
Add (deduct):				
Maintenance capital expenditures	**0.8**	1.5	**4.0**	5.4
Net change in non-cash working capital and ARO and other costs incurred	**(2.1)**	1.9	**(9.5)**	(11.6)
Cash from operations (GAAP financial measure)	**40.8**	32.9	**110.3**	81.0

The Trust's distributable cash is equal to consolidated funds from operations before changes in non-cash working capital and asset retirement and other cost incurred, after providing for maintenance capital expenditures. Distributable cash is not a defined performance measure under GAAP and distributable cash cannot be assured. The Trust's calculation of distributable cash may differ from similar calculations used by comparable entities. Distributable cash is a main performance measure used by management and investors to evaluate performance of the Trust and its operating subsidiaries.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Field Gathering and Processing	**7.4**	5.2	**18.4**	16.5
Extraction and Transmission	**10.4**	7.7	**28.1**	23.4
Power Generation	**24.1**	12.7	**65.4**	32.8
Energy Services	**1.6**	1.3	**2.5**	3.8
Natural Gas Distribution	**-**	(0.5)	**-**	5.0
Corporate	**(9.8)**	(3.5)	**(19.8)**	(2.4)
	33.7	22.9	**94.6**	79.1

FIELD GATHERING AND PROCESSING

The Field Gathering and Processing (FG&P) segment includes the field gathering and processing facilities, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**34.7**	32.8	**102.7**	94.4
Net revenue	**32.3**	29.5	**95.2**	86.1
Operating and administrative expense	**19.0**	19.1	**59.5**	54.3
Amortization expense	**5.8**	5.2	**17.4**	15.3
Operating income(1)	**7.4**	5.2	**18.4**	16.5

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Capacity (Mmcf/d)(2)	**1,021**	926	**1,021**	926
Throughput (gross Mmcf/d)(3)	**537**	554	**557**	560
Capacity utilization (percent)(3)	**53**	60	**55**	60
Average working interest (percent)(2)	**92**	89	**92**	89

(1) Columns may not add due to rounding.

(2) As at September 30.

(3) Average for the period.

Results of Operations

Operating income for the FG&P segment in third quarter 2006 was $7.4 million compared to $5.2 million in the same period last year. The increase was mainly due to increased earnings from new and expanded facilities, including Blair Creek, Clear Prairie and Princess, $2.3 million lower operating and administrative expenses primarily related to corporate costs previously charged to the segment and approximately $0.5 million due to a take-or-pay contractual provision. These increases were partially offset by costs related to process improvements completed at Bantry, and decreased revenues due to lower throughput.

Throughput for the third quarter averaged 537 Mmcf/d, down 17 Mmcf/d from third quarter 2005 and 28 Mmcf/d from second quarter 2006. Volumes in the South and Central districts remained flat during the quarter as compared to second quarter 2006. In the Northeast district volumes declined by 5 percent, which is typical for this area where much of the drilling activity is subject to winter-only access. In the Northwest district, throughput was lower by almost 15 percent, as third-party downstream pipeline maintenance resulted in curtailed volumes during September. In addition, volumes were reduced at Princess as a result of the commissioning of sour gas injection at the facility. Given the location of the declines in throughput during the third quarter AltaGas expects throughput to recover as the winter drilling season commences and facilities return to normal operations.

Operating income in the FG&P segment in the nine months ended September 30, 2006 was $18.4 million compared to $16.5 million in the same period last year. The increase was mainly due to increased earnings from new and expanded facilities added in late 2005 and during 2006, including Blair Creek, Clear Prairie and Princess, and approximately $1.6 million from take-or-pay contractual provisions, as well as corporate costs previously charged to the segment. The increases were offset by planned and unplanned downtime at AltaGas' Bantry facility, upstream disruptions at the Rainbow Lake plant during the first half of the year and the reduced throughput in third quarter discussed above. Operating income net of corporate costs previously charged to the segment for the nine months ended September 30, 2006 remained flat compared to the same period last year.

Utilization reported in third quarter 2006 was 53 percent, compared to 60 percent reported in the same quarter last year and 55 percent in the first nine months of this year, compared to 60 percent in the same period last year. In third quarter 2006 capacity increased by 19 Mmcf/d, 10 Mmcf/d at Clear Hills and 9 Mmcf/d with the Prairie River expansion. Both facilities became operational mid-September, increasing capacity at quarter-end with minimal impact on quarterly processed volumes, which reduced utilization by 2 percentage points. In addition, the new and expanded facilities continued to operate at less than full rates, reducing utilization by an additional 2 percentage points. Other facility maintenance completed during the quarter contributed to a 1 percentage point reduction in utilization. The South and Central districts continue to operate at normal utilization levels. AltaGas expects utilization will improve in the fourth quarter.

Revenue in the FG&P segment in third quarter and nine months ended September 30, 2006 was $34.7 million and $102.7 million respectively, compared to $32.8 million and $94.4 million in the same periods last year. Net revenue increased to $32.3 million from $29.5 million in third quarter 2005 and to $95.2 million from $86.1 million in the first nine months of the year. The increases were mainly due to higher operating cost recoveries, increased throughput from expansions and additions, adjustments due to take-or-pay contractual provisions and higher gathering and processing fees, partially offset by the lower volumes previously discussed.

Operating and administrative expense in the FG&P segment in third quarter and first nine months of 2006 was $19.0 million and $59.5 million respectively, compared to $19.1 million and $54.3 million in the same periods last year. New facilities and expansions of existing facilities, as well as higher power costs, contributed to increases in both periods of 2006. In third quarter 2006, 43 percent of operating expenses were recovered through cost-flowthrough arrangements, as compared to 31 percent in third quarter 2005. Increases in operating and administrative costs were partially offset by lower repairs and maintenance expense in third quarter and year-to-date, and lower corporate costs previously charged

to the segment. A first quarter 2005 positive adjustment of $0.7 million associated with a co-owned facility also contributed to the year-over-year increase in operating and administrative expenses.

Amortization expense in the FG&P segment in third quarter and first nine months of 2006 was $5.8 million and $17.4 million respectively, compared to $5.2 million and $15.3 million in the same periods last year due to amortization of new plants including Blair Creek, Princess, Clear Prairie, and other capital additions in 2005 and 2006.

Operating income as a percentage of net revenue in the FG&P segment in third quarter and first nine months of 2006 was 23 percent and 19 percent respectively, compared to approximately 18 percent in the same periods in 2005. The increases were due primarily to increased earnings from new and expanded facilities added in 2005 and 2006, lower corporate costs previously charged to the segment, which increased operating income, and to higher operating cost recoveries and take-or-pay receipts in the first nine months of the year, which contributed to increases in net revenue.

Outlook

With the recent softening of natural gas prices, some producers have announced reduced drilling activity. AltaGas expects any impact on volumes processed at facilities to be temporary and that FG&P will continue to benefit from the 2005 and 2006 acquisitions, expansions and recent facility maintenance activity with a corresponding increase in facility utilization. Processing volumes had increased to 560 Mmcf/d by the end of September. AltaGas anticipates increased activity in the Northeast and Northwest districts as drilling begins again in winter-only access areas.

In 2007, AltaGas expects there to be continued opportunities to expand, construct, and acquire processing facilities as producers continue to focus investment on drilling opportunities.

EXTRACTION AND TRANSMISSION

The Extraction and Transmission (E&T) segment includes ethane and natural gas liquids (NGL) extraction plant interests and transmission pipelines.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**41.1**	47.5	**114.6**	133.8
Net revenue	**17.9**	14.9	**47.7**	41.9
Operating and administrative expense	**5.6**	5.3	**13.8**	12.9
Amortization expense	**1.9**	1.9	**5.8**	5.6
Operating income	**10.4**	7.7	**28.1**	23.4

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Inlet capacity (Mmcf/d)(1)	**539**	539	**539**	539
Production (Bbls/d)(2)	**19,880**	18,065	**19,421**	19,339
Transmission volumes (Mmcf/d)(2)(3)	**388**	431	**396**	432

(1) As at September 30.

(2) Average for the period.

(3) Excludes condensate pipeline volumes.

Results of Operations

Operating income in the E&T segment in third quarter 2006 and first nine months of the year was $10.4 million and $28.1 million respectively, compared to $7.7 million and $23.4 million for the same periods last year. The increases were mainly due to higher NGL frac spreads and higher processing volumes in the extraction business. Frac spreads in the third quarter and first nine months of 2006 were in excess of $25/Bbl and $20/Bbl respectively, compared to approximately $11/Bbl and $10/Bbl in the same periods in 2005. Operating income for the transmission business for the quarter and first nine months of 2006 was essentially flat compared to 2005.

Average ethane and NGL volumes increased to 19,880 Bbls/d in third quarter 2006, from 18,065 Bbls/d in the same quarter last year. Volumes were higher mainly due to higher natural gas volumes processed at the Empress facilities in third quarter 2006 and two weeks of down time at one of AltaGas' Empress facilities in July 2005. Average ethane and NGL volumes for the nine months of 2006 were 19,421 Bbls/d compared to 19,339 Bbls/d for the same period in 2005. Transmission volumes declined in third quarter and first nine months of 2006 compared to the same periods last year, primarily on the Suffield and Cold Lake systems due to lower deliveries from producers. Volumes on both systems are expected to increase during the fourth quarter. Transmission throughput has minimal impact on financial results due to cost of service and take-or-pay contractual arrangements in place.

Revenue in the E&T segment in third quarter and first nine months of 2006 was $41.1 million and $114.6 million respectively, compared to $47.5 million and $133.8 million in the same periods last year. The decreases were mainly due to purchasing arrangements associated with the replacement of shrinkage gas in the extraction business. Net revenue, which is revenue less the cost of commodities purchased for shrinkage, better reflects performance in the extraction business than does revenue, as changes in the market price of natural gas affects both revenue and cost of goods sold.

Net revenue in third quarter and first nine months of 2006 was $17.9 million and $47.7 million respectively, compared to $14.9 million and $41.9 million in the same periods last year. Higher frac spreads and higher processing volumes resulted in net revenue increases of $2.2 million and $4.4 million for the three and nine months ended September 30, 2006, respectively, compared to the same periods last year. Net revenue also reflected higher cost recovery associated with the additional production at the Empress facilities.

Operating and administrative expense in the E&T segment in third quarter 2006 and first nine months of the year was $5.6 million and $13.8 million respectively, compared to $5.3 million and $12.9 million in the same periods last year. These increases were primarily due to higher operating costs associated with increased production at the Empress plants.

Amortization in the E&T segment in third quarter 2006 and first nine months of the year was relatively flat at $1.9 million and $5.8 million respectively, compared to $1.9 million and $5.6 million in the same periods last year.

Operating income as a percentage of net revenue in the E&T segment in third quarter 2006 and first nine months of the year was 58 percent and 59 percent respectively, compared to 52 percent and 56 percent in the same periods last year. The increases were mainly due to higher NGL frac spreads in the extraction business.

Outlook

The E&T segment is expected to continue to deliver strong performance and predictable and stable returns due to contractual arrangements in place. The ethane deep cut project at the Edmonton extraction facility is expected to be operational by December 1, 2006, increasing production by 700 Bbl/d. In addition, based on current natural gas and product price forecasts, AltaGas expects the 6 percent of production exposed to frac spreads to continue to attract similar margins for the remainder of the year, as those realized earlier in the year.

POWER GENERATION

The Power Generation segment comprises the Sundance power purchase arrangement and gas-fired peaking plants.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**48.7**	48.3	**140.0**	132.0
Net revenue	**26.1**	15.0	**71.8**	39.6
Operating and administrative expense	**0.2**	0.5	**0.9**	1.3
Amortization expense	**1.8**	1.8	**5.5**	5.5
Operating income	**24.1**	12.7	**65.4**	32.8

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Volume of power sold (GWh)	**669**	872	**2,167**	2,587
Average price received on the sale of power ($/MWh)[1]	**72.88**	55.40	**64.60**	51.03
Alberta Power Pool average spot price ($/MWh)[1]	**94.87**	66.79	**68.36**	54.72

(1) Average for the period.

Results of Operations

Operating income in the Power Generation segment in third quarter and first nine months of 2006 was $24.1 million and $65.4 million respectively, compared to $12.7 million and $32.8 million in the same periods last year. The increases were primarily due to higher effective hedge prices combined with higher average pool prices and lower transmission costs incurred, as well as higher contributions from the gas-fired peaking power plants. During third quarter 2006 there was a planned outage at the Sundance facility. The financial impact of the outage was mitigated by availability incentive payments and through forward contract purchases.

Net revenue for the Power Generation segment in third quarter and first nine months of 2006 was $26.1 million and $71.8 million respectively, compared to $15.0 million and $39.6 million in the same periods last year due to higher average prices received on the sale of power and lower transmission costs, partially offset by the impact of the expiration of the Genesee power contract in March 2006.

The average price received reflected the impact of entering into forward financial sales contracts at higher contracted prices than in 2005, as well as the effect of higher prices received on spot market sales for the unhedged portion of AltaGas' power sales. Higher power price received on hedged and spot sales increased net revenue by $3.8 million in the quarter and $13.9 million in the nine months ended September 30, 2006.

Lower transmission costs contributed $6.4 million to the increase in net revenue in the quarter and $12.9 million for the nine months ended September 30, 2006. Lower transmission costs are mainly the result of a shift in responsibility for interconnection and operating reserve charges from power generators to power purchasers effective January 1, 2006. Other favourable impacts on net revenue for both the third quarter and first nine months of 2006 included lower line losses and a greater contribution from the natural gas-fired peaking plants. The expiration of the Genesee power contract reduced net revenue by approximately $3.5 million in third quarter 2006 compared to third quarter 2005.

Operating, administrative and amortization expenses were slightly lower in the third quarter and first nine months of 2006 compared to the same periods last year.

Operating income as a percentage of net revenue increased to 92 percent in third quarter 2006 from 85 percent in the same quarter in 2005 and year-to-date increased to 91 percent in 2006 compared to 83 percent in 2005 as a result of higher power prices and lower transmission costs in 2006.

Volume of power sold in the three and nine months ended September 30, 2006 was lower than in the same periods last year as a result of the expiration of the Genesee power contract on March 31, 2006.

Outlook

Operating income for the year from the Power Generation segment is expected to be higher than 2005 despite the expiration of the Genesee power strip contract on March 31, 2006. Management expects results in the Power Generation segment to continue to benefit from strong power prices on hedged volumes for the remainder of the year and in 2007.

BMWLP is scheduled to begin construction of the 120 MW wind project in mid-2007, with completion scheduled for 2009. Total investment to date is approximately $1.8 million and AltaGas has posted a letter of credit in the amount of $7.2 million with BC Hydro. No further significant capital payments are anticipated prior to the commencement of construction.

ENERGY SERVICES

The Energy Services segment includes the energy management, gas services and oil and gas production businesses. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**211.2**	271.0	**694.0**	741.2
Net revenue	**6.1**	5.7	**18.6**	17.2
Operating and administrative expense	**3.3**	3.5	**12.5**	10.7
Amortization expense	**1.2**	0.9	**3.6**	2.7
Operating income	**1.6**	1.3	**2.5**	3.8

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Energy management service contracts[(1)]	**1,342**	534	**1,342**	534
Average wholesale volumes marketed (GJ/d)[(2)]	**325,419**	299,282	**319,589**	314,167

(1) Active energy management service contracts at the end of the reporting period.

(2) Average for the period.

Results of Operations

Operating income in the Energy Services segment in third quarter and first nine months of 2006 was $1.6 million and $2.5 million respectively, compared to $1.3 million and $3.8 million in the same periods last year. The increase in third quarter 2006 was due to a $0.9 million reduction of operating and administrative expenses related to corporate costs previously charged to the segment and increased activity in the energy management business, partially offset by higher operating and administrative costs as a result of the acquisition of iQ2 in fourth quarter 2005, lower transportation and exchange margins in the gas services business, lower production volumes and higher depletion rates in oil and gas production.

Operating income in the nine months ended September 30, 2006 was impacted by the same operational factors as the quarter. In first quarter 2005, a partial settlement of $0.6 million related to a gas marketing contract was received. In the nine months ended September 30, 2005 $0.2 million of similar corporate costs to those reversed in the quarter were reported in the segment.

Net revenue for the Energy Services segment in third quarter and first nine months of 2006 was $6.1 million and $18.6 million respectively, compared to $5.7 million and $17.2 million in the same periods last year. The increases were due to the acquisition of iQ2 in fourth quarter 2005 and increased activity in the energy management business, partially offset by lower transportation and exchange margins in the gas services business and lower production volumes due to reserve depletions.

Operating and administrative expense for the Energy Services segment in third quarter 2006 was $3.3 million compared to $3.5 million in the same quarter last year. Increased costs as a result of the iQ2 acquisition and higher overall costs were more than offset by the $0.9 million reduction of operating and administrative expenses related to corporate costs previously charged to the segment.

Operating and administrative expenses were $12.5 million and $10.7 million in the nine months ended September 30, 2006 and 2005 respectively. The increase was due to the acquisition of iQ2 in November 2005.

Amortization expense in third quarter and first nine months of 2006 was $1.2 million and $3.6 million respectively, compared to $0.9 million and $2.7 million in the same periods last year. The increases were primarily due to higher depletion and depreciation rates in oil and gas production and to amortization related to Energy Services contracts.

Operating income as a percentage of net revenue in third quarter 2006 increased to 26 percent from 23 percent in the same quarter last year. The increase was primarily due to higher operating income as a result of the adjustment for corporate costs previously charged to the segment. Operating income as a percentage of net revenue in the nine months ended September 30, 2006 was 13 percent compared to 22 percent for the same period last year due to higher costs and to a non-recurring credit in first half of 2005, reduced transportation and exchange margins in gas services and to a decline in production volumes in 2006.

Outlook

The Energy Services segment is expected to deliver improving operating income over the remainder of the year. Growth in energy management fees is expected from the addition of agency service customers, particularly with expansion into electricity supply management in Ontario. Recent declines in gas prices have resulted in opportunities to arrange multi-year, fixed-price purchase and sales contracts, which is expected to increase margins.

NATURAL GAS DISTRIBUTION

The NGD segment included AltaGas Utilities Inc., AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited. On November 17, 2005, the Trust spun out its NGD business into a separate, publicly traded company.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	-	18.2	-	86.6
Net revenue	-	6.1	-	24.8
Operating and administrative expense	-	4.6	-	13.8
Amortization expense	-	2.0	-	6.0
Operating income (loss)	-	(0.5)	-	5.0

Operating Statistics(1)	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	2006	2005
Volume of natural gas distributed				
Sales	-	1.4	-	8.8
Transportation (Bcf)	-	2.5	-	7.4
Degree day variance (percent)(2)	-	18.0	-	(0.1)
Number of customers(3)	-	61,017	-	61,017

(1) AltaGas Utilities Inc. only.

(2) Variance from 20-year average. Positive variances are favourable.

(3) At September 30.

Through a series of transactions, the Trust's ownership interest in Utility Group, the holding company of the former NGD segment, was reduced to 26.7 percent. Prior to these transactions, the operations and financial results of the NGD segment were consolidated by the Trust. Subsequent to November 17, 2005, the Trust accounts for its ownership interest in Utility Group as an equity investment, recognizing its share of net income or loss in the Corporate segment using the equity method of accounting.

CORPORATE

The Corporate segment includes the cost of providing corporate services and general corporate overhead and investments in public and private entities.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**0.5**	0.6	**2.8**	10.1
Operating and administrative expense	**9.7**	3.6	**20.8**	11.0
Amortization expense	**0.6**	0.5	**1.8**	1.5
Operating loss	**(9.8)**	(3.5)	**(19.8)**	(2.4)

Results of Operations

The operating loss from the Corporate segment for third quarter 2006 was $9.8 million compared to $3.5 million for the same period last year. The increased loss was due to a $3.0 million adjustment related to corporate costs previously charged to the operating segments and to higher general and administrative costs, primarily as a result of general cost escalations and costs incurred to meet new certification requirements for reporting issuers by the Canadian Securities Administrators. In third quarter 2005 corporate costs charged to the operating segments were $0.8 million.

In the first nine months of 2006 the segment reported a loss of $19.8 million compared to a loss of $2.4 million for the same period last year. The increased loss was due to the same factors as the quarter. In addition, in first quarter 2005, AltaGas reported a pre-tax gain of $9.2 million due to the reduction in its ownership interest in Taylor. Operating and administrative costs in the nine months ended September 30, 2005 excluded $2.2 million of corporate costs that were reported in the operating segments.

Revenue in third quarter 2006 was $0.5 million compared to $0.6 million in the same quarter last year. Revenue in the nine months ended September 30, 2006 was $2.8 million compared to $10.1 million in the same period last year. The decrease in revenue in the nine months ending September 30, 2006 was due to the pre-tax gain of $9.2 million related to the sale of Taylor units, partially offset by a one-time charge of $0.6 million in second quarter 2005 resulting from AltaGas' ownership interest in Taylor.

Operating and administrative expenses for third quarter and first nine months of 2006 were $9.7 million and $20.8 million respectively, compared to $3.6 million and $11.0 million for the same periods last year. The increase in Corporate administrative costs reflected the adjustment of $3.0 million due to costs previously charged to the operating segments, higher costs to support the growth of the Trust and costs incurred to meet new certification requirements for reporting issuers by the Canadian Securities Administrators. Costs to meet certification requirements were $0.5 million and $1.7 million in the third quarter and first nine months ended September 30, 2006. Operating and administrative costs in the quarter and nine months ended September 30, 2005 excluded $0.8 million and $2.2 million respectively, of corporate costs which were reported in the operating segments.

Amortization expense was $0.6 million and $1.8 million in the third quarter and first nine months of 2006 compared to $0.5 million and $1.5 million for the same periods last year due to increased administrative capital costs, including computer hardware and software projects.

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENTLY COMPLETED QUARTERS

($ millions)	**Q3-06**	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04
Net revenue(1)	**82.5**	72.8	79.1	78.7	71.3	67.5	79.4	74.2
Operating income(1)	**33.7**	26.0	35.0	29.0	22.9	22.0	34.2	29.4
Net income	**28.8**	29.9	28.6	26.4	17.2	19.1	27.6	25.8

($ per unit)	**Q3-06**	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04
Net income								
Basic	**0.52**	0.54	0.52	0.48	0.32	0.35	0.52	0.49
Diluted	**0.52**	0.54	0.52	0.48	0.32	0.35	0.52	0.48
Dividends/distributions declared(2)	**0.505**	0.495	0.485	0.48	0.47	0.45	0.45	0.45

(1) Non-GAAP financial measure. See "Non-GAAP Financial Measures".

(2) Excludes share distribution as a result of the spin-out of the NGD segment. The Trust issued one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005, providing additional value of $0.54 per unit.

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth; acquisitions; a favourable business environment including generally increasing power prices in Alberta; seasonality in the NGD business up to the time of its spin-out in November 2005; and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- Fourth quarter 2004 net income included the results of the PremStar businesses, acquired on October 6, 2004, which increased net income for the quarter by $1.4 million;
- Net income for first quarter 2005 included a $7.9 million after-tax gain related to the change in the Trust's ownership interest in Taylor;
- Second quarter 2005 net income included an after-tax loss of $0.4 million related to the Trust's ownership interest in Taylor;
- Results in fourth quarter 2005 were impacted by the spin-out of the NGD segment, the net after-tax impact of which was $0.1 million. In addition, operating income was approximately $2 million lower due to owning 100 percent of the NGD segment for only 6 weeks in the quarter. Results were also impacted by higher prices received for power sold and lower interest expense;
- Results in the FG&P segment are typically lower in the first quarter compared to the fourth quarter;
- Strong power prices and lower interest expense in first quarter 2006 resulted in strong financial results in the quarter, partially offset by the contribution from the NGD segment in first quarter 2005 which was spun-out in November 2005; and
- In second quarter 2006 a $6.6 million non-cash future income tax benefit was recorded as a result of a reduction in the federal and Alberta corporate income tax rates.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting polices remain unchanged from December 31, 2005. For further information on these policies refer to the Notes to the Consolidated Financial Statements in AltaGas' 2005 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the Notes to the

Consolidated Financial Statements for the year ended December 31, 2005. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2005 Annual Report.

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the Power Generation segment and with respect to interest rates on debt.

Commodity Risk

The Power Generation segment results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. Alberta Power Pool settles power prices on an hourly basis and whereas prices ranged from $5.47/MWh to $999.99/MWh in third quarter 2006, the average spot price for the quarter was $94.87/MWh.

Through the use of financial hedges on a portion of its 2006 power portfolio that management deemed optimal, AltaGas moderated the impact of this volatility on its business.

Interest Rate Risk

AltaGas reduces the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At September 30, 2006 the Trust had interest rates fixed through swap transactions with varying terms to maturity on drawn bank debt of $160.0 million. Including AltaGas' medium-term notes (MTNs) and capital leases, the rate has been fixed on 94 percent of AltaGas' debt. The amount of fixed-rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds from the November 2005 NGD spin-out being applied to floating-rate debt.

INVESTED CAPITAL

During third quarter 2006, AltaGas reported net invested capital of $25.1 million, compared to $17.8 million in the same quarter last year. Growth capital accounted for $23.2 million. Growth and expansion projects in the FG&P segment included the Clear Prairie, Prairie River, Princess and Clear Hills gas plants, and an increased ownership interest in the Pouce Coupe facility. In the E&T segment growth capital included the deep-cut ethane enhancement at the Edmonton extraction facility. In the Power Generation segment $0.3 million was spent on the GreenWing investment and $0.5 million related to BMWLP. In the quarter $1.3 million related to the investment in BMWLP was reclassified from capital assets to long-term investments.

AltaGas categorizes its invested capital into maintenance, growth and administrative.

Maintenance capital projects totaling $0.8 million in third quarter 2006 (2005 - $1.5 million) were undertaken mainly in the FG&P segment. An additional $1.1 million (2005 - $0.9 million) was spent in third quarter 2006 on administrative capital, including computer hardware and software projects expected to increase the effectiveness of the operating and administrative functions of the Trust.

For the three months ended September 30, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	23.3	0.6	(1.3)	-	0.9	23.5
Long-term investments and other assets	-	-	2.1	-	(0.5)	1.6
Net invested capital	23.3	0.6	0.8	-	0.4	25.1

For the three months ended September 30, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	0.7	0.1	-	-	-	0.8
Growth	22.5	0.4	0.8	-	(0.5)	23.2
Administrative	0.1	0.1	-	-	0.9	1.1
Net invested capital	23.3	0.6	0.8	-	0.4	25.1

For the nine months ended September 30, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	51.4	1.3	-	0.5	1.3	54.5
Long-term investments and other assets	-	-	4.2	-	0.1	4.3
	51.4	1.3	4.2	0.5	1.4	58.8
Disposals						
Capital assets	(0.5)	-	-	-	-	(0.5)
Net invested capital	50.9	1.3	4.2	0.5	1.4	58.3

For the nine months ended September 30, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	3.3	0.6	-	0.1	-	4.0
Growth	48.0	0.6	4.2	0.2	(0.6)	52.4
Administrative	0.1	0.1	-	0.2	2.0	2.4
	51.4	1.3	4.2	0.5	1.4	58.8
Disposals	(0.5)	-	-	-	-	(0.5)
Net invested capital	50.9	1.3	4.2	0.5	1.4	58.3

For the three months ended September 30, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Total
Invested capital:							
Capital assets	12.2	0.2	-	0.2	4.0	0.9	17.5
Long-term investments and other assets	-	-	-	-	0.2	0.3	0.5
	12.2	0.2	-	0.2	4.2	1.2	18.0
Disposals							
Long-term investments and other assets	-	-	-	-	-	(0.2)	(0.2)
Net invested capital	12.2	0.2	-	0.2	4.2	1.0	17.8

For the three months ended September 30, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Total
Invested capital:							
Maintenance	0.2	0.1	-	0.1	1.1	-	1.5
Growth	11.9	0.1	-	0.1	2.9	0.6	15.6
Administrative	0.1	-	-	-	0.2	0.6	0.9
	12.2	0.2	-	0.2	4.2	1.2	18.0
Disposals	-	-	-	-	-	(0.2)	(0.2)
Net invested capital	12.2	0.2	-	0.2	4.2	1.0	17.8

For the nine months ended September 30, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Total
Invested capital:							
Capital assets	21.1	1.2	-	0.6	8.3	2.0	33.2
Long-term investments and other assets	-	-	-	-	0.4	0.4	0.8
	21.1	1.2	-	0.6	8.7	2.4	34.0
Disposals							
Capital assets	(7.1)	-	-	-	-	-	(7.1)
Long-term investments and other assets	-	-	-	-	(0.1)	(5.4)	(5.5)
Net invested capital	14.0	1.2	-	0.6	8.6	(3.0)	21.4

For the nine months ended September 30, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Total
Invested capital:							
Maintenance	1.0	1.1	-	0.5	2.8	-	5.4
Growth	19.6	0.1	-	0.1	5.5	0.9	26.2
Administrative	0.5	-	-	-	0.4	1.5	2.4
	21.1	1.2	-	0.6	8.7	2.4	34.0
Disposals	(7.1)	-	-	-	(0.1)	(5.4)	(12.6)
Net invested capital	14.0	1.2	-	0.6	8.6	(3.0)	21.4

LIQUIDITY AND CAPITAL RESOURCES

AltaGas expects that 2006 funds from operations will be sufficient to meet the Trust's distributions to unitholders and the majority of its budgeted maintenance and growth capital. The balance of its budgeted growth capital and a certain amount of unbudgeted acquisitions is expected to be financed through the DRIP and existing bank lines. At this time AltaGas does not reasonably expect any presently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash.

Cash from Operations

The cash from operations reported on the Consolidated Statements of Cash Flows for the three months ended September 30, 2006 was $40.8 million and $32.9 million for the same period last year. Higher cash from operations was partially offset by higher net change in non-cash working capital.

The cash from operations reported on the Consolidated Statements of Cash Flows for the nine months ended September 30, 2006 was $110.3 million, up from $81.0 million for the same period last year. The increase was due to

the strong results from operations in the first nine months of 2006.

There was a working capital surplus of $21.1 million as at September 30, 2006 compared to a deficit of $2.8 million at the end of December 2005 as a result of working capital changes in the normal course of business.

Funds generated from operations, before giving effect to changes in working capital and asset retirement and other costs incurred, increased to $42.9 million and $119.8 million for the three and nine months ended September 30, 2006, from $31.0 million and $92.6 million for the same periods last year. Funds generated from operations is more representative of the cash generated from the ongoing operations of the business.

Investing Activities

In third quarter 2006 the Trust used cash for investing activities of $24.6 million compared to $13.5 million in the same period in 2005. The increase was primarily due to higher cash outlays for acquisition of capital assets. Cash used in investing activities for the nine months ended September 30, 2006 was $70.6 million compared to $8.3 million in the same period last year. The increase in cash used for investing activities was primarily due to the acquisition of capital assets, higher customer deposits and the proceeds on disposition of long-term investments and non-core assets in first quarter 2005.

Financing Activities

Cash used for financing activities was $15.0 million during the quarter ended September 30, 2006, a decrease of $63.1 million from the $48.1 million provided in the same period in 2005, primarily as a result of proceeds from $100 million of MTNs in third quarter 2005. Increased cash was used for higher distributions to unitholders, offset by higher proceeds from issuance of units.

Cash used for financing activities for the nine months ended September 30, 2006 was $39.3 million compared to $5.2 million for the same period last year. The increase was primarily due to lower debt issuances in 2006 and higher net proceeds from the issuance of units, partially offset by higher distributions to unitholders.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business segments. At September 30, 2006 AltaGas had total debt outstanding of $277.1 million, up from $269.0 million as at December 31, 2005. As of September 30, 2006, the Trust had $100.0 million in MTNs outstanding and had access to prime loans, bankers' acceptance and letters of credit through bank lines totaling $425.0 million. As at September 30, 2006 the Trust had drawn bank debt of $160.0 million and letters of credit outstanding of $52.4 million.

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter-end. AltaGas has been in compliance with these covenants each quarter since the issuance of the facilities.

On April 29, 2005 AltaGas filed a Universal Shelf Prospectus under which it may issue up to an aggregate of $500.0 million of trust units or debt securities over a 25-month period. On August 30, 2005, $100.0 million of five-year MTNs were issued with a coupon of 4.41 percent.

AltaGas' target debt-to-total-capitalization ratio is 40 to 45 percent. The Trust's debt-to-total-capitalization ratio as at September 30, 2006 was 34.9 percent, down from 36.0 percent at December 31, 2005.

The Dominion Bond Rating Service (DBRS) rates AltaGas Income Trust and the MTNs issued by AltaGas Income Trust at BBB (low), under review. DBRS placed income trusts under review as a result of the Government of Canada's announcement on October 31, 2006 regarding proposed changes to the taxation of income trusts. Standard & Poor's (S&P) rates the Trust's long-term corporate credit at BBB- with a stable outlook, and the senior unsecured debt at BBB. The Trust has a stability rating of SR-3 from S&P and STA-3 (middle) from DBRS.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of an entity to meet its financial commitment on an obligation in accordance with the terms of an obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of the Trust's distribution stream when compared to other rated Canadian income trusts.

RISK FACTORS

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of AltaGas. These risk factors are presented in the MD&A and AltaGas' Annual Information Form for the year ended December 31, 2005. Management has determined that with respect to continuing operations, AltaGas' market, financial and counterparty risks remain substantially unchanged since December 31, 2005.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI security holders exchanged their shares in ASI for trust units and eligible security holders also received exchangeable units that are exchangeable into trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At November 7, 2006 the Trust had 54.0 million trust units and 2.1 million exchangeable units outstanding and a market capitalization of $1.4 billion based on a closing trading price on November 7, 2006 of $25.60 per trust unit. At November 7, 2006 there were 0.8 million options outstanding and 74 thousand options exercisable under the terms of the unit option plan.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guaranteed contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

CONTRACTUAL OBLIGATION

There have been no material changes to AltaGas' contractual obligations since December 31, 2005. For further information on contractual obligations, refer to the MD&A in AltaGas' 2005 Annual Report.

RELATED PARTIES

The Trust sold $4.6 million of natural gas to, and incurred transport costs of $0.1 million charged by, AltaGas Utility Group Inc. (Utility Group) during the three months ended September 30, 2006, sold $51.8 million of natural gas and incurred transportation costs of $0.4 million for the nine months ending September 30, 2006. The Trust also paid

management fees of $0.1 million to, and received management fees of $0.2 million from, Utility Group for administrative services. In addition, the Trust sold $40,000 of natural gas from a one-third owned joint venture to a one-third owned related party.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc., which is owned by an employee. Payments of $20,000 were made in third quarter 2006 (third quarter 2005 – $20,000). The five-year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

DISCLOSURE CONTROLS AND PROCEDURES

The Trust maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Securities Act (Ontario) is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In accordance with Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), management carried out an evaluation, under the supervision and with the participation of management, including the Chairman, President and the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were effective as of September 30, 2006 to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified in the Ontario Securities Commission's rules and forms.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force, which provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The Trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

SUBSEQUENT EVENT

On October 31, 2006 the federal Government of Canada issued an announcement regarding proposed changes to the taxation of existing income trusts effective with the 2011 tax year. This development has resulted in some uncertainty in the capital markets with respect to the trust sector. Management has expressed its views to the Government of Canada and will continue to monitor the actions of the Government of Canada in this matter. Management is supportive of the efforts of the trust industry in its representations to the Government.

Consolidated Balance Sheets

($ thousands)	September 30 2006	December 31 2005
ASSETS	(unaudited)	
Current assets		
Cash and cash equivalents	**$ 12,065**	$ 11,685
Accounts receivable	**149,233**	220,684
Inventory	**61**	95
Customer deposits	**19,215**	15,371
Other	**9,382**	4,421
	189,956	252,256
Capital assets	**671,212**	645,442
Energy services arrangements, contracts and relationships	**105,233**	110,850
Goodwill	**18,860**	18,860
Long-term investments and other assets	**45,297**	40,921
	$ 1,030,558	$ 1,068,329
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 131,419**	$ 215,601
Distributions payable to unitholders	**9,503**	8,744
Short-term debt	**-**	2,710
Current portion of long-term debt	**1,128**	1,071
Customer deposits	**19,215**	15,371
Other current liabilities	**7,551**	11,586
	168,816	255,083
Long-term debt	**276,016**	265,245
Asset retirement obligations	**17,986**	16,982
Future income taxes	**49,916**	52,433
	343,918	334,660
Unitholders' equity *(Notes 4 and 5)*	**517,824**	478,586
	$ 1,030,558	$ 1,068,329

See accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Income and Accumulated Earnings

SEC File # 82-34911

(unaudited)

($ thousands except per unit and unit amounts)	Three Months Ended September 30 2006	Three Months Ended September 30 2005	Nine Months Ended September 30 2006	Nine Months Ended September 30 2005
Revenue				
Operating	**$ 317,313**	$ 374,953	**$ 992,451**	$1,044,012
Other *(Note 2)*	**545**	423	**2,767**	9,906
	317,858	375,376	**995,218**	1,053,918
Expenses				
Cost of sales	**235,414**	304,081	**760,855**	835,731
Operating and administrative	**37,237**	35,993	**105,723**	102,492
Amortization	**11,439**	12,340	**33,978**	36,509
	284,090	352,414	**900,556**	974,732
Operating income	**33,768**	22,962	**94,662**	79,186
Interest expense				
Short-term debt	**62**	165	**292**	446
Long-term debt	**3,207**	4,970	**9,643**	14,770
Income before income taxes	**30,499**	17,827	**84,727**	63,970
Income taxes	**1,728**	623	**(2,508)**	81
Net income	**28,771**	17,204	**87,235**	63,889
Accumulated earnings, beginning of period	**345,571**	243,504	**287,107**	196,819
Accumulated earnings, end of period	**$ 374,342**	$ 260,708	**$ 374,342**	$ 260,708
Net income per unit *(Note 5)*				
Basic	**$ 0.52**	$ 0.32	**$ 1.58**	$ 1.19
Diluted	**$ 0.52**	$ 0.32	**$ 1.58**	$ 1.19
Weighted average number of units outstanding (thousands) *(note 5)*				
Basic	**55,661**	54,208	**55,229**	53,837
Diluted	**55,775**	54,233	**55,329**	53,892

See accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

(unaudited)

($ thousands)	Three Months Ended September 30 2006	2005	Nine Months Ended September 30 2006	2005
Cash from operations				
Net income	$ **28,771**	$ 17,204	$ **87,235**	$ 63,889
Items not involving cash:				
Amortization	**11,439**	12,340	**33,978**	36,509
Accretion of asset retirement obligations	**376**	332	**1,063**	973
Unit option compensation	**162**	5	**196**	9
Future income taxes	**1,734**	823	**(2,517)**	(1,181)
Gain on sale of assets and investments	**-**	(63)	**-**	(9,410)
Equity income	**(382)**	(423)	**(2,579)**	(550)
Distributions from equity investments	**745**	726	**2,195**	2,169
Other	**70**	94	**211**	161
Funds generated from operations	**42,915**	31,038	**119,782**	92,569
ARO costs incurred and other	**(17)**	(1)	**(59)**	(146)
Net change in non-cash working capital *(Note 9)*	**(2,142)**	1,867	**(9,468)**	(11,455)
	40,756	32,904	**110,255**	80,968
Investing activities				
(Increase) decrease in customer deposits	**(857)**	876	**(3,844)**	926
Acquisition of capital assets	**(21,673)**	(13,783)	**(62,673)**	(26,333)
Disposition of capital assets	**(7)**	-	**321**	5,030
Disposition of energy service arrangements and contracts	**420**	-	**36**	-
Acquisition of long-term investments and other assets	**(2,523)**	(580)	**(4,399)**	(999)
Disposition of long-term investments and other assets	**-**	-	**-**	13,027
	(24,640)	(13,487)	**(70,559)**	(8,349)
Financing activities				
Decrease in short-term debt	**-**	(4,260)	**(2,710)**	(7,002)
Increase (decrease) in long-term debt	**(40)**	69,949	**10,828**	52,205
Distributions to unitholders	**(27,790)**	(24,905)	**(81,361)**	(73,118)
Net proceeds from issuance of units	**12,837**	7,318	**33,927**	22,743
	(14,993)	48,102	**(39,316)**	(5,172)
Change in cash and cash equivalents	**1,123**	67,519	**380**	67,447
Cash and cash equivalents, beginning of period	**10,942**	12,229	**11,685**	12,301
Cash and cash equivalents, end of period	$ **12,065**	$ 79,748	$ **12,065**	$ 79,748

See accompanying notes to the Consolidated Financial Statements

Selected Notes to the Consolidated Financial Statements

(Tabular amounts in thousands of dollars unless otherwise indicated.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim Consolidated Financial Statements of the Trust have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the fiscal year ended December 31, 2005. These interim Consolidated Financial Statements for the three and nine months ended September 30, 2006 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements included in the Trust's Annual Report.

2. GAIN ON INVESTMENT

The Trust's investment in Taylor NGL Limited Partnership (Taylor) is accounted for using the equity method. On February 7, 2005 the Trust sold 1.4 million limited partnership units of Taylor for proceeds of $12.8 million, realizing an after-tax gain of $4.1 million. The sale reduced the Trust's ownership in Taylor to 4.0 million units, or 14.0 percent.

On March 22, 2005 Taylor issued 13.0 million limited partnership units. AltaGas did not participate in this issue, which reduced the Trust's ownership in Taylor to 9.6 percent and resulted in an after-tax dilution gain of $3.8 million.

3. JOINT VENTURE AGREEMENT

On April 4, 2006, AltaGas Income Trust and GreenWing Energy Management Ltd. announced the formation of a limited partnership for the purpose of developing a portfolio of power projects in North America. Contributions during the six months ended September 30, 2006 include $3.25 million in cash and issuance of a promissory note in the amount of $0.75 million, non-interest bearing, due April 3, 2007. AltaGas holds 55 percent interest in the partnership units and the results of operations are proportionally consolidated in the financial statements from the date of inception. All assets acquired by the partnership are recorded at fair value.

4. UNITHOLDERS' EQUITY

	September 30 2006	December 31 2005
Unitholders' capital *(note 5)*	**$ 451,041**	$ 417,114
Contributed surplus	**3,035**	2,839
Accumulated earnings	**374,343**	287,107
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions declared[(1)]	**(243,785)**	(161,664)
Distributions of common shares of Utility Group	**(25,696)**	(25,696)
Unitholders' equity	**$ 517,824**	$ 478,586

(1) Accumulated distributions paid by the Trust as at September 30, 2006 were $234.3 million (as at December 31, 2005 - $152.9 million).

5. UNITHOLDERS' CAPITAL

Authorized

- An unlimited number of trust units redeemable for cash at the option of the holder;
- An unlimited number of AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of AltaGas LP#1units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of either the Trust or the unitholder; and
- An unlimited number of AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2009 the exchange is at the option of the unitholder at anytime, and at the option of the Trust should the number of AltaGas LP#2 units outstanding fall below 1,000,000. After May 1, 2009 the exchange is at the option of either the Trust or the unitholder.

Trust Units Issued and Outstanding	Number of units	Amount
December 31, 2005	52,505,514	$ 404,854
Units issued for cash on exercise of options	6,650	108
Units issued under DRIP[(1)]	1,243,868	33,819
Units issued for exchangeable units	50,693	290
September 30, 2006	**53,806,725**	**439,071**

(1) Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan.

Exchangeable Units Issued and Outstanding		
December 31, 2005 issued by AltaGas LP#1	2,142,072	12,260
AltaGas LP#1 units redeemed for trust units	(50,693)	(290)
September 30, 2006	**2,091,379**	**11,970**
Issued and outstanding September 30, 2006	**55,898,104**	**$ 451,041**

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. The Trust reserves 10 percent of the aggregate of the outstanding trust units and securities exchangeable for Trust units for issuance under the plan. To September 30, 2006, options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period. On May 1, 2004, subsequent to the establishment of the Trust, all options granted were vested.

At September 30, 2006 outstanding options were exercisable at various dates to the year 2016 (2005 – 2015). Options outstanding under the plan had a weighted average exercise price of $27.19 (2005 - $20.21) and a weighted average remaining term of 9.39 years (2005 – 9.53 years). As at September 30, 2006 the unexpensed fair value of unit option compensation cost associated with future periods was $2.0 million (2005 - $0.1 million).

The following table summarizes information about the Trust's unit options:

	Options Outstanding	
	Number of options	Weighted average exercise price
Unit options outstanding December 31, 2005	359,200	$ 24.53
Granted	537,000	28.85
Exercised	(6,650)	16.22
Cancelled	(36,500)	27.57
Unit options outstanding September 30, 2006	**853,050**	**$ 27.19**
Exercisable at September 30, 2006	**74,388**	**$ 16.01**

A summary of the plan as at September 30, 2006:

	Options Outstanding			Options Exercisable	
	Number outstanding at September 30, 2006	Weighted average exercise price	Weighted average remaining contractual life (years)	Number exercisable at September 30, 2006	Weighted average exercise price
$5.00-$7.00	11,000	$ 6.23	3.91	11,000	$ 6.23
$7.01-$15.50	30,000	10.32	6.42	30,000	10.32
$15.01-$25.08	126,550	24.21	8.59	27,888	24.09
$25.09-$29.15	685,500	28.81	9.75	5,500	25.69
	853,050	**$ 27.19**	**9.39**	**74,388**	**$ 16.01**

	Three months ended September 30		Nine months ended September 30	
Units outstanding [(1)]	**2006**	2005	**2006**	2005
Weighted average number of units - basic	**55,660,939**	54,207,702	**55,228,922**	53,836,751
Effect of dilutive stock options	**114,228**	25,652	**100,475**	55,149
Weighted average number of units - dilutive	**55,775,167**	54,233,354	**55,329,397**	53,891,900

(1) Includes exchangeable units.

6. PENSION PLANS AND RETIREMENT BENEFITS

Defined-Contribution Plan

On July 1, 2005 AltaGas implemented a defined-contribution (DC) pension plan for substantially all full-time employees. The DC plan replaced the Group RRSP that had been in effect. The net pension expense recorded for the nine months ended September 30, 2006 was $1.0 million (2005 - $0.3 million). The cost of the Group RRSP for the six months ended June 30, 2005 prior to the implementation of the DC plan was $0.4 million

Defined-Benefit Plans

On November 17, 2005, AltaGas indirectly disposed of its interest in AltaGas Utilities Inc. through the spin-out of AltaGas Utility Group Inc. Substantially all of the employees of this subsidiary are members of one of two defined-benefit, non-contributory pension plans. The total post-retirement benefit cost recorded in the statement of income for the nine months ended September 30, 2006 related to these plans was $nil (2005 - $0.8 million).

Supplemental Executive Retirement Plan (SERP)

Effective July 1, 2005, the Trust instituted a non-registered, defined-benefit retirement plan which provides defined-benefit pension benefits to eligible executives based on average earnings, years of service and age at retirement.

The SERP benefits will be paid from the general revenue of AltaGas as payments come due. Security will be provided for the SERP benefits through a letter of credit within a Retirement Compensation Arrangement Trust account. The expense that was recorded for the cost of SERP benefits for the nine months ended September 30, 2006 is $0.6 million (2005 - $nil).

7. COMMITMENTS

During the quarter AltaGas posted a letter of credit to BC Hydro in the amount of $7.2 million on behalf of Bear Mountain Wind Limited Partnership.

8. RELATED PARTY TRANSACTIONS

In the normal course of business, AltaGas Income Trust and its affiliates transact with related parties. The following related party transactions were measured at their exchange amounts:

	Three months ended September 30, 2006	Nine months ended September 30, 2006
Fees for administration, management and other services provided by:		
Utility Group to the Trust	**$ 206**	**$ 464**
Trust to Utility Group	**$ 130**	**$ 365**
Natural gas sales to Utility Group	**$ 4,586**	**$ 51,760**
Transportation services provided by Utility Group to the Trust	**$ 137**	**$ 421**
Natural gas sales from a 1/3 owned joint venture to a 1/3 owned related party	**$ 35**	**$ 243**

The resulting amounts due from and to related parties are non-interest bearing and are related to transactions in the normal course of business.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc., which is owned by an employee. Payments of $60,000 were made in the nine months ended September 30, 2006 (2005 – $60,000). The five-year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

9. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increased (decreased) cash flows from operations as follows:

	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
Accounts receivable	**$ (8,720)**	$ (52,447)	**$ 71,451**	$ (29,988)
Inventory	**-**	(67)	**34**	(215)
Other current assets	**(5,538)**	(4,124)	**(4,961)**	(6,092)
Accounts payable and accrued liabilities	**12,253**	55,010	**(84,182)**	29,343
Customer deposits	**856**	(876)	**3,844**	(926)
Other current liabilities	**809**	8,307	**(4,035)**	4,191
Less decrease (increase) in capital costs payable	**(1,802)**	(3,936)	**8,381**	(7,768)
Net change in non-working capital related to operations	**$ (2,142)**	$ 1,867	**$ (9,468)**	$ (11,455)

The following cash payments have been included in the determination of earnings:

	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
Interest paid	**$ 3,310**	$ 4,890	**$ 10,190**	$ 15,215
Income taxes paid	**$ 16**	$ 831	**$ 51**	$ 2,292

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

11. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions between the reporting segments are recorded at fair value. The Trust has six reportable segments. For the period from January 1, 2005 to November 16, 2005, the operating and financial results reflect the consolidated revenues and expenses of the entities that formed the Natural Gas Distribution segment, which was spun-out on November 17, 2005. The following describes the reporting segments:

Field Gathering and Processing – natural gas gathering lines and processing facilities;

Extraction and Transmission - ethane and natural gas liquids extraction plants and transmission pipelines;

Power Generation – power purchase arrangements and contracts and gas-fired peaking plants;

Energy Services – gas services and energy management services for natural gas and power, and oil and natural gas reserves and production;

Natural Gas Distribution - natural gas distribution utility business; and

Corporate – the costs of providing corporate services, and investments in public and private entities, corporate assets and general corporate overhead.

The following tables show the breakdown by segment:

For the three months ended September 30, 2006		Field Gathering and Processing		Extraction and Transmission		Power Generation		Energy Services		Corporate		Intersegment elimination		Total
Revenue	$	34,735	$	41,075	$	48,724	$	211,224	$	490	$	(18,390)	$	317,858
Cost of sales		(2,439)		(23,101)		(22,539)		(205,070)		-		17,735		(235,414)
Operating and administrative expenses		(19,035)		(5,621)		(248)		(3,321)		(9,667)		655		(37,237)
Amortization		(5,817)		(1,937)		(1,832)		(1,198)		(655)		-		(11,439)
Operating income	$	7,444	$	10,416	$	24,105	$	1,635	$	(9,832)		-	$	33,768
Net additions (reductions) to:														
Capital assets	$	23,253	$	644	$	(1,302)	$	37	$	915		-	$	23,547
Energy service arrangements, contracts and relationships		-		-	$	(53)	$	37		-		-	$	(16)
Long-term investments and other assets		-		-	$	2,138		-	$	(499)		-	$	1,639
Goodwill	$	815	$	18,045	$	-		-		-		-	$	18,860
Segment assets	$	499,506	$	243,285	$	121,487	$	113,902	$	52,378		-	$	1,030,558

For the nine months ended September 30, 2006		Field Gathering and Processing		Extraction and Transmission		Power Generation		Energy Services		Corporate		Intersegment elimination		Total
Revenue	$	102,729	$	114,612	$	139,966	$	693,962	$	2,767	$	(58,818)	$	995,218
Cost of sales		(7,499)		(66,913)		(68,151)		(675,361)		-		57,069		(760,855)
Operating and administrative expenses		(59,485)		(13,785)		(918)		(12,498)		(20,786)		1,749		(105,723)
Amortization		(17,376)		(5,783)		(5,484)		(3,577)		(1,758)		-		(33,978)
Operating income	$	18,369	$	28,131	$	65,413	$	2,526	$	(19,777)		-	$	94,662
Net additions (reductions) to:														
Capital assets	$	50,889	$	1,393	$	(28)	$	454	$	1,276		-	$	53,984
Energy service arrangements, contracts and relationships		-		-	$	(36)		-		-		-	$	(36)
Long-term investments and other assets		-		-	$	4,242		-	$	132		-	$	4,374
Goodwill	$	815	$	18,045		-		-		-		-	$	18,860
Segment assets	$	499,506	$	243,285	$	121,487	$	113,902	$	52,378		-	$	1,030,558

For the three months ended September 30, 2005	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Intersegment elimination	Total
Revenue	$ 32,829	$ 47,535	$ 48,293	$ 271,045	$ 18,219	$ 577	$ (43,122)	$ 375,376
Cost of sales	(3,293)	(32,636)	(33,291)	(265,310)	(12,107)	-	42,556	(304,081)
Operating and administrative expenses	(19,146)	(5,283)	(459)	(3,541)	(4,573)	(3,557)	566	(35,993)
Amortization	(5,199)	(1,914)	(1,831)	(943)	(1,975)	(478)	-	(12,340)
Operating income	$ 5,191	$ 7,702	$ 12,712	$ 1,251	$ (436)	$ (3,458)	-	$ 22,962
Net additions (reductions) to:								
Capital assets	$ 12,217	$ 265	-	$ 131	$ 3,998	$ 940	-	$ 17,551
Long-term investments and other assets	-	-	-	-	$ 223	$ 366	-	$ 589
Goodwill	$ 815	$ 18,045	-	-	-	-	-	$ 18,860
Segment assets	$ 478,863	$ 237,633	$ 122,117	$ 114,733	$ 143,174	$ 102,041	-	$ 1,198,561

For the nine months ended September 30, 2005	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Intersegment elimination	Total
Revenue	$ 94,398	$ 133,769	$ 132,015	$ 741,191	$ 86,604	$ 10,055	$ (144,114)	$ 1,053,918
Cost of sales	(8,255)	(91,765)	(92,369)	(723,989)	(61,833)	-	142,480	(835,731)
Operating and administrative expenses	(54,348)	(12,943)	(1,317)	(10,674)	(13,799)	(11,045)	1,634	(102,492)
Amortization	(15,314)	(5,638)	(5,483)	(2,728)	(5,927)	(1,419)	-	(36,509)
Operating income	$ 16,481	$ 23,423	$ 32,846	$ 3,800	$ 5,045	$ (2,409)	-	$ 79,186
Net additions (reductions) to:								
Capital assets	$ 14,015	$ 1,254	-	$ 559	$ 8,300	$ 2,002	-	$ 26,130
Long-term investments and other assets	-	-	-	-	$ 343	$ (7,630)	-	$ (7,287)
Goodwill	$ 815	$ 18,045	-	-	-	-	-	$ 18,860
Segment assets	$ 478,863	$ 237,633	$ 122,117	$ 114,733	$ 143,174	$ 102,041	-	$ 1,198,561

Financial and Operating Information

($ millions except as indicated)	**Q3-06**	Q2-06	Q1-06	Q4-05	Q3-05
FINANCIAL HIGHLIGHTS[1]					
Net Revenue[2]					
Field Gathering and Processing	**32.3**	31.0	31.9	33.9	29.5
Extraction and Transmission	**17.9**	15.3	14.4	16.0	14.9
Power Generation	**26.1**	20.7	24.9	18.2	15.0
Energy Services	**6.1**	6.4	6.1	6.3	5.7
Natural Gas Distribution[3]	**-**	-	-	4.2	6.2
Corporate	**0.5**	0.2	2.1	0.9	0.5
Intersegment Elimination	**(0.7)**	(0.8)	(0.3)	(0.8)	(0.5)
	82.5	72.8	79.1	78.7	71.3
EBITDA[2]					
Field Gathering and Processing	**13.2**	9.9	12.6	13.0	10.4
Extraction and Transmission	**12.4**	11.3	10.2	8.8	9.7
Power Generation	**25.9**	20.3	24.6	17.7	14.5
Energy Services	**2.8**	1.7	1.7	2.2	2.2
Natural Gas Distribution[3]	**-**	-	-	2.0	1.6
Corporate	**(9.2)**	(5.8)	(3.0)	(3.9)	(3.1)
	45.1	37.4	46.1	39.8	35.3
Operating Income[2]					
Field Gathering and Processing	**7.4**	4.0	6.9	7.6	5.2
Extraction and Transmission	**10.4**	9.4	8.3	7.0	7.7
Power Generation	**24.1**	18.5	22.8	15.9	12.7
Energy Services	**1.6**	0.4	0.6	1.8	1.3
Natural Gas Distribution[3]	**-**	-	-	1.2	(0.5)
Corporate	**(9.8)**	(6.3)	(3.6)	(4.5)	(3.5)
	33.7	26.0	35.0	29.0	22.9
OPERATING HIGHLIGHTS					
Field Gathering and Processing					
Capacity (gross Mmcf/d)[4]	**1,021**	1,002	1,002	962	926
Throughput (gross Mmcf/d)[5]	**537**	565	570	573	554
Capacity utilization (percent)[5]	**53**	56	57	60	60
Extraction and Transmission					
Extraction inlet capacity (Mmcf/d)[4]	**539**	539	539	539	539
Production (Bbls/d)[5]	**19,880**	18,976	19,403	19,409	18,065
Transmission volumes (Mmcf/d)[5][6]	**388**	399	400	432	431
Power Generation					
Volume of power sold (thousands of MWh)[5]	**669**	656	842	879	872
Average price received on sale of power ($/MWh)[5]	**72.88**	60.26	61.41	65.05	55.40
Alberta Power Pool average spot price ($/MWh)[5]	**94.87**	53.59	56.76	116.59	66.79
Energy Services					
Energy management service contracts[4]	**1,342**	1,289	1,274	1,243	534
Average gas volumes marketed (GJ/d)[5]	**325,419**	322,420	310,767	306,649	299,282

(1) Operating segments were resegmented in 2005. Columns may not add due to rounding.
(2) Non-GAAP financial measure.
(3) On November 17, 2005 AltaGas spun-out its Natural Gas Distribution segment to AltaGas Utility Group Inc., of which it retains a 26.7 percent interest.
(4) As at period end.
(5) Average for the period.
(6) Excludes condensate pipeline volumes.

Other Information

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ABOUT ALTAGAS

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated November 8, 2006 is a review of the results of operations and the liquidity and capital resources of the Trust. It should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements of the Trust as at and for the three and nine-month periods ended September 30, 2006 and the Notes thereto and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2005.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004, the security holders of ASI voted in favour of a plan of arrangement to reorganize the business of ASI into an open-ended investment trust effective May 1, 2004. For each common share of ASI, shareholders received either one unit of the Trust (trust unit) or one exchangeable unit of AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) or AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) (trust units and exchangeable units being collectively units). As a result of implementing the reorganization, the Trust indirectly held through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by ASI. The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipelines Partnership, as well as PremStar Energy Canada Limited Partnership and ECNG Limited Partnership (collectively the operating subsidiaries). AltaGas Utilities Inc. was owned by the Trust until the November 17, 2005 spin-out of the Natural Gas Distribution segment. The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from operating income earned from partnership interests held by AltaGas LP#1, from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the management of the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. The Trust targets to pay substantially all of its ongoing sustainable distributable cash through regular monthly distributions made to unitholders.

The Trust commenced monthly distributions of $0.15 for each trust unit and exchangeable unit on June 15, 2004. AltaGas pays cash distributions on the 15th day of each month to unitholders of record on the 25th day of the previous month or, in each case, the following business day if the payment date or record date falls on a weekend or holiday.

The Trust's monthly cash distribution was increased to $0.16 per unit, an increase of 7 percent from $0.15 per unit, payable to unitholders of record on August 25, 2005.

On November 17, 2005 the Trust completed the spin-out of its 100 percent owned subsidiary AltaGas Utility Group Inc. (Utility Group), as a separate, publicly traded corporation. As part of the spin-out, the Trust distributed one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005.

On March 1, 2006, the Trust's monthly cash distribution was increased to $0.165 per unit payable to unitholders of record on March 27, 2006.

On August 9, 2006 the Trust's monthly cash distribution was increased to $0.17 per unit payable to unitholders of record on August 25, 2006. During third quarter 2006, AltaGas declared cash distributions of $0.505 per unit compared to $0.47 per unit in third quarter 2005.

The following table summarizes AltaGas' dividend and distribution declaration history since 2003[(1)]:

($ per unit)		**2006**		2005		2004		2003
First quarter	**$**	**0.485**	$	0.45	$	0.11	$	0.08
Second quarter		**0.495**		0.45		0.30		0.08
Third quarter		**0.505**		0.47		0.45		0.11
Fourth quarter		**-**		0.48		0.45		0.11
Distribution of shares[(2)]		**-**		0.54		-		-
	$	**1.485**	$	2.39	$	1.31	$	0.38

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004 prior to the reorganization of AltaGas Services Inc. into AltaGas Income Trust. The trust conversion occurred in May 2004 and monthly distributions were declared to unitholders beginning May 2004.

(2) One share of Utility Group was issued for every 13.9592 trust units held on November 14, 2005.

On May 20, 2004, AltaGas adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) for eligible holders of trust units and exchangeable units of AltaGas Income Trust, AltaGas LP#1, and AltaGas LP#2. DRIP participation generated $12.8 million in new equity through the issuance of 0.5 million trust units for the quarter ended September 30, 2006. By September 30, 2006, the DRIP had contributed a total of $71.6 million of new equity and 2.9 million new units since inception of the Trust. Complete details on the DRIP are available on the AltaGas website at www.altagas.ca.

CONSOLIDATED RESULTS

Consolidated Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**317.9**	375.4	**995.2**	1,053.9
Net revenue(1)	**82.5**	71.3	**234.3**	218.2
EBITDA(1)	**45.1**	35.2	**128.6**	115.7
Operating income(1)	**33.7**	22.9	**94.6**	79.1
Net income	**28.8**	17.2	**87.2**	63.9
Total assets	**1,030.6**	1,198.6	**1,030.6**	1,198.6
Long-term debt	**276.0**	303.6	**276.0**	303.6
Net additions to capital assets	**23.5**	17.5	**54.0**	26.1
Cash flows				
Funds generated from operations(1)	**42.9**	31.0	**119.8**	92.6
Distributable cash(1)	**42.1**	29.5	**115.8**	87.2
Distributions paid(2)	**27.8**	24.9	**81.4**	73.1
($ per unit)				
EBITDA (1)	**0.81**	0.65	**2.33**	2.15
Net income	**0.52**	0.32	**1.58**	1.19
Cash flows				
Funds generated from operations(1)	**0.77**	0.57	**2.17**	1.72
Distributable cash(1)	**0.75**	0.54	**2.09**	1.62
Distributions paid(2)	**0.50**	0.46	**1.475**	1.36
Units outstanding (millions)				
Weighted average number of units outstanding for the period (basic)	**55.7**	54.2	**55.2**	53.8
End of period	**55.9**	54.3	**55.9**	54.3

(1) Non-GAAP financial measure. See discussion in the following section of the MD&A.

(2) Distributions paid of $0.17 per unit per month commencing in September 2006. From April 2006 to August 2006 distributions of $0.165 per unit per month were paid. From September 2005 to March 2006 distributions of $0.16 per unit per month were paid. From June 2004 to August 2005 distributions of $0.15 per unit per month were paid.

CONSOLIDATED FINANCIAL REVIEW

Net income for the three and nine months ended September 30, 2006 was $28.8 million ($0.52 per unit) and $87.2 million ($1.58 per unit) respectively, compared to $17.2 million ($0.32 per unit) and $63.9 million ($1.19 per unit) for the same periods in 2005. The increase in net income for third quarter 2006 was due to higher prices received on power volumes sold despite a planned outage at the Sundance facility, lower power transmission costs, higher natural gas liquids fractionation spreads (frac spreads), and lower interest expense, partially offset by higher administrative and compensation expenses. Growth in the Field Gathering and Processing (FG&P) segment was partially offset by the negative impact of planned and unplanned downtime at the Bantry and Rainbow Lake facilities.

Net income for the nine months ended September 30, 2006 was impacted by the same factors as the quarter, as well as a $6.6 million non-cash future income tax benefit as a result of a reduction in federal and Alberta corporate income tax rates reported in second quarter 2006. Net income in the first nine months of 2005 included the NGD segment which was spun-out in November 2005, while an after-tax gain of $7.9 million on the sale of Taylor units in first quarter 2005 and a non-recurring loss from the Taylor investment of $0.4 million also impacted net income in the first nine months of 2005.

Funds generated from operations for the third quarter and first nine months of 2006 were $42.9 million and $119.8 million respectively, compared to $31.0 million and $92.6 million in the same periods last year. The increases were due to stronger operating results in third quarter and first nine months of 2006 compared to the same periods last year.

On a consolidated basis net revenue for the three months ended September 30, 2006 was $82.5 million compared to $71.3 million in the same quarter last year. The increase was due to higher power prices received on power sold and lower power transmission costs, higher operating cost recoveries, expansions and acquisitions in the FG&P segment, higher frac spreads and the acquisition of iQ2, partially offset by the impact of the loss of the Genesee contract and the spin-out of the NGD business in November 2005. Net revenue reported by the NGD segment in third quarter 2005 was $6.1 million.

Net revenue for the nine months ended September 30, 2006 was $234.3 million compared to $218.2 million in the same period in 2005. The increase was due to the same factors as described for the third quarter. The first nine months of 2005 net revenue included $9.2 million from the gain on the sale of the Taylor units as well as a one-time negative adjustment of $0.6 million related to Taylor, and $24.8 million from the NGD business spun-out in late 2005. Excluding the impact of the Taylor net gain and the NGD segment, net revenue in the first nine months of 2006 increased 27 percent from the same period last year.

In the Power Generation, Energy Services and Extraction and Transmission segments, net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, better reflects performance than does revenue, as changes in the market price of natural gas and power affect both revenue and cost of goods sold.

Operating and administrative expenses for the three and nine months ended September 30, 2006 were $37.2 million and $105.7 million respectively, compared to $36.0 million and $102.5 million for the same periods in 2005. The increases were due to higher compensation costs as a result of the strong Alberta economy, additional costs from new FG&P facilities and higher costs due to the acquisition of iQ2. These increases were partially offset by the spin-out of the NGD segment in fourth quarter 2005, which reported operating and administrative costs of $4.6 million and $13.8 million in the three and nine months ended September 30, 2005 respectively. Increased costs of $0.5 million and $1.7 million in third quarter and first nine months of 2006, respectively, were incurred to meet new certification requirements for reporting issuers mandated by the Canadian Securities Administrators.

In third quarter 2006, operating and administrative expenses relating to corporate costs previously reported in the operating segments in the first half of the year were reversed and reported in the Corporate segment. The reversal reduced operating and administrative costs by $1.9 million and $0.9 million in the FG&P and Energy Services segments,

respectively, and increased these costs by $3.0 million in the Corporate segment. The impacts on the other operating segments were negligible. These costs reported in the operating segments in 2005 were not reversed. In the FG&P segment $0.7 million was reported in first quarter 2005 and $0.6 million was reported in each of second and third quarters 2005. The Energy Services segment reported $0.2 million for the nine months ended September 30, 2005.

Amortization expense for the three and nine months ended September 30, 2006 decreased to $11.4 million and $34.0 million respectively, from $12.3 million and $36.5 million in the same periods last year. The decreases were due to the spin-out of the NGD segment, partially offset by increases related to the growth in capital assets resulting from acquisitions and internal expansion projects, higher depletion expense related to the Trust's oil and gas properties and to amortization related to the acquisition of Energy Services contracts.

Interest expense for the three and nine months ended September 30, 2006 was $3.2 million and $9.9 million respectively, compared to $5.1 million and $15.2 million for the same periods last year. The decreases in both periods were due to lower average debt balances as a result of using the proceeds of the November 17, 2005 spin-out of the NGD segment to repay $85.4 million of debt, and higher funds generated from operations. Also contributing to the lower interest expense was a lower average borrowing rate of 4.8 percent in third quarter 2006 (first nine months 2006 – 4.9 percent), compared to 5.7 percent in third quarter 2005 (first nine months 2005 – 5.8 percent), driven by the 2005 refinancing of term debt at lower rates.

Income taxes for the three months ended September 30, 2006 were $1.7 million compared to $0.6 million in the same period last year. The increased income tax expense was due to higher net income in 2006.

Income taxes for the nine months ended September 30, 2006 were recoveries of $2.5 million compared to an expense of $0.1 million in the same period last year. During second quarter 2006, the federal and Alberta governments substantively enacted income tax rate reductions, resulting in a reduction in income tax expense of $6.6 million. Income taxes reported for first nine months of 2005 also included an expense of $0.8 million related to the NGD segment and a lower effective tax rate in respect of the Taylor capital gain reported in first quarter 2005.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other entities.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas.

Net Revenue		Three Months Ended September 30		Nine Months Ended September 30	
($ millions)		**2006**	2005	**2006**	2005
Net revenue		**82.5**	71.3	**234.3**	218.2
Add:	Cost of sales	**235.4**	304.1	**760.9**	835.7
Revenue (GAAP financial measure)		**317.9**	375.4	**995.2**	1,053.9

In the Power Generation, Energy Services and Extraction and Transmission segments, net revenue is a better measure of business performance than revenue, as changes in the market price of power and natural gas purchased for resale and shrinkage affect both revenue and cost of sales.

Operating Income

($ millions)		Three Months Ended September 30 2006	2005	Nine Months Ended September 30 2006	2005
Operating income		**33.7**	22.9	**94.6**	79.1
Add (deduct):	Interest	**(3.2)**	(5.1)	**(9.9)**	(15.2)
	Income taxes	**(1.7)**	(0.6)	**2.5**	-
Net income (GAAP financial measure)		**28.8**	17.2	**87.2**	63.9

AltaGas reports segmented operating income in the Notes to the Consolidated Financial Statements.

EBITDA

($ millions)		Three Months Ended September 30 2006	2005	Nine Months Ended September 30 2006	2005
EBITDA		**45.1**	35.2	**128.6**	115.7
Add (deduct):	Amortization	**(11.4)**	(12.3)	**(34.0)**	(36.5)
	Interest	**(3.2)**	(5.1)	**(9.9)**	(15.2)
	Income taxes	**(1.7)**	(0.6)	**2.5**	-
Net income (GAAP financial measure)		**28.8**	17.2	**87.2**	63.9

EBITDA is provided to assist in understanding the Trust's ability to generate cash and cover interest payments.

Funds From Operations

($ millions)	Three Months Ended September 30 2006	2005	Nine Months Ended September 30 2006	2005
Funds from operations	**42.9**	31.0	**119.8**	92.6
Add (deduct):				
Net change in non-cash working capital and ARO and other costs incurred	**(2.1)**	1.9	**(9.5)**	(11.6)
Cash from operations (GAAP financial measure)	**40.8**	32.9	**110.3**	81.0

Funds generated from operations is provided to assist in determining the Trust's ability to generate cash from operations, after interest and taxes, without regard to changes in the Trust's non-cash working capital and asset retirement and other expenditures in the period.

Distributable Cash

($ millions)	Three Months Ended September 30 2006	2005	Nine Months Ended September 30 2006	2005
Distributable cash	**42.1**	29.5	**115.8**	87.2
Add (deduct):				
Maintenance capital expenditures	**0.8**	1.5	**4.0**	5.4
Net change in non-cash working capital and ARO and other costs incurred	**(2.1)**	1.9	**(9.5)**	(11.6)
Cash from operations (GAAP financial measure)	**40.8**	32.9	**110.3**	81.0

The Trust's distributable cash is equal to consolidated funds from operations before changes in non-cash working capital and asset retirement and other cost incurred, after providing for maintenance capital expenditures. Distributable cash is not a defined performance measure under GAAP and distributable cash cannot be assured. The Trust's calculation of distributable cash may differ from similar calculations used by comparable entities. Distributable cash is a main performance measure used by management and investors to evaluate performance of the Trust and its operating subsidiaries.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Field Gathering and Processing	**7.4**	5.2	**18.4**	16.5
Extraction and Transmission	**10.4**	7.7	**28.1**	23.4
Power Generation	**24.1**	12.7	**65.4**	32.8
Energy Services	**1.6**	1.3	**2.5**	3.8
Natural Gas Distribution	**-**	(0.5)	**-**	5.0
Corporate	**(9.8)**	(3.5)	**(19.8)**	(2.4)
	33.7	22.9	**94.6**	79.1

FIELD GATHERING AND PROCESSING

The Field Gathering and Processing (FG&P) segment includes the field gathering and processing facilities, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**34.7**	32.8	**102.7**	94.4
Net revenue	**32.3**	29.5	**95.2**	86.1
Operating and administrative expense	**19.0**	19.1	**59.5**	54.3
Amortization expense	**5.8**	5.2	**17.4**	15.3
Operating income(1)	**7.4**	5.2	**18.4**	16.5

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Capacity (Mmcf/d)(2)	**1,021**	926	**1,021**	926
Throughput (gross Mmcf/d)(3)	**537**	554	**557**	560
Capacity utilization (percent)(3)	**53**	60	**55**	60
Average working interest (percent)(2)	**92**	89	**92**	89

(1) Columns may not add due to rounding.

(2) As at September 30.

(3) Average for the period.

Results of Operations

Operating income for the FG&P segment in third quarter 2006 was $7.4 million compared to $5.2 million in the same period last year. The increase was mainly due to increased earnings from new and expanded facilities, including Blair Creek, Clear Prairie and Princess, $2.3 million lower operating and administrative expenses primarily related to corporate costs previously charged to the segment and approximately $0.5 million due to a take-or-pay contractual provision. These increases were partially offset by costs related to process improvements completed at Bantry, and decreased revenues due to lower throughput.

Throughput for the third quarter averaged 537 Mmcf/d, down 17 Mmcf/d from third quarter 2005 and 28 Mmcf/d from second quarter 2006. Volumes in the South and Central districts remained flat during the quarter as compared to second quarter 2006. In the Northeast district volumes declined by 5 percent, which is typical for this area where much of the drilling activity is subject to winter-only access. In the Northwest district, throughput was lower by almost 15 percent, as third-party downstream pipeline maintenance resulted in curtailed volumes during September. In addition, volumes were reduced at Princess as a result of the commissioning of sour gas injection at the facility. Given the location of the declines in throughput during the third quarter AltaGas expects throughput to recover as the winter drilling season commences and facilities return to normal operations.

Operating income in the FG&P segment in the nine months ended September 30, 2006 was $18.4 million compared to $16.5 million in the same period last year. The increase was mainly due to increased earnings from new and expanded facilities added in late 2005 and during 2006, including Blair Creek, Clear Prairie and Princess, and approximately $1.6 million from take-or-pay contractual provisions, as well as corporate costs previously charged to the segment. The increases were offset by planned and unplanned downtime at AltaGas' Bantry facility, upstream disruptions at the Rainbow Lake plant during the first half of the year and the reduced throughput in third quarter discussed above. Operating income net of corporate costs previously charged to the segment for the nine months ended September 30, 2006 remained flat compared to the same period last year.

Utilization reported in third quarter 2006 was 53 percent, compared to 60 percent reported in the same quarter last year and 55 percent in the first nine months of this year, compared to 60 percent in the same period last year. In third quarter 2006 capacity increased by 19 Mmcf/d, 10 Mmcf/d at Clear Hills and 9 Mmcf/d with the Prairie River expansion. Both facilities became operational mid-September, increasing capacity at quarter-end with minimal impact on quarterly processed volumes, which reduced utilization by 2 percentage points. In addition, the new and expanded facilities continued to operate at less than full rates, reducing utilization by an additional 2 percentage points. Other facility maintenance completed during the quarter contributed to a 1 percentage point reduction in utilization. The South and Central districts continue to operate at normal utilization levels. AltaGas expects utilization will improve in the fourth quarter.

Revenue in the FG&P segment in third quarter and nine months ended September 30, 2006 was $34.7 million and $102.7 million respectively, compared to $32.8 million and $94.4 million in the same periods last year. Net revenue increased to $32.3 million from $29.5 million in third quarter 2005 and to $95.2 million from $86.1 million in the first nine months of the year. The increases were mainly due to higher operating cost recoveries, increased throughput from expansions and additions, adjustments due to take-or-pay contractual provisions and higher gathering and processing fees, partially offset by the lower volumes previously discussed.

Operating and administrative expense in the FG&P segment in third quarter and first nine months of 2006 was $19.0 million and $59.5 million respectively, compared to $19.1 million and $54.3 million in the same periods last year. New facilities and expansions of existing facilities, as well as higher power costs, contributed to increases in both periods of 2006. In third quarter 2006, 43 percent of operating expenses were recovered through cost-flowthrough arrangements, as compared to 31 percent in third quarter 2005. Increases in operating and administrative costs were partially offset by lower repairs and maintenance expense in third quarter and year-to-date, and lower corporate costs previously charged

to the segment. A first quarter 2005 positive adjustment of $0.7 million associated with a co-owned facility also contributed to the year-over-year increase in operating and administrative expenses.

Amortization expense in the FG&P segment in third quarter and first nine months of 2006 was $5.8 million and $17.4 million respectively, compared to $5.2 million and $15.3 million in the same periods last year due to amortization of new plants including Blair Creek, Princess, Clear Prairie, and other capital additions in 2005 and 2006.

Operating income as a percentage of net revenue in the FG&P segment in third quarter and first nine months of 2006 was 23 percent and 19 percent respectively, compared to approximately 18 percent in the same periods in 2005. The increases were due primarily to increased earnings from new and expanded facilities added in 2005 and 2006, lower corporate costs previously charged to the segment, which increased operating income, and to higher operating cost recoveries and take-or-pay receipts in the first nine months of the year, which contributed to increases in net revenue.

Outlook

With the recent softening of natural gas prices, some producers have announced reduced drilling activity. AltaGas expects any impact on volumes processed at facilities to be temporary and that FG&P will continue to benefit from the 2005 and 2006 acquisitions, expansions and recent facility maintenance activity with a corresponding increase in facility utilization. Processing volumes had increased to 560 Mmcf/d by the end of September. AltaGas anticipates increased activity in the Northeast and Northwest districts as drilling begins again in winter-only access areas.

In 2007, AltaGas expects there to be continued opportunities to expand, construct, and acquire processing facilities as producers continue to focus investment on drilling opportunities.

EXTRACTION AND TRANSMISSION

The Extraction and Transmission (E&T) segment includes ethane and natural gas liquids (NGL) extraction plant interests and transmission pipelines.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**41.1**	47.5	**114.6**	133.8
Net revenue	**17.9**	14.9	**47.7**	41.9
Operating and administrative expense	**5.6**	5.3	**13.8**	12.9
Amortization expense	**1.9**	1.9	**5.8**	5.6
Operating income	**10.4**	7.7	**28.1**	23.4

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Inlet capacity (Mmcf/d)(1)	**539**	539	**539**	539
Production (Bbls/d)(2)	**19,880**	18,065	**19,421**	19,339
Transmission volumes (Mmcf/d)(2)(3)	**388**	431	**396**	432

(1) As at September 30.

(2) Average for the period.

(3) Excludes condensate pipeline volumes.

Results of Operations

Operating income in the E&T segment in third quarter 2006 and first nine months of the year was $10.4 million and $28.1 million respectively, compared to $7.7 million and $23.4 million for the same periods last year. The increases were mainly due to higher NGL frac spreads and higher processing volumes in the extraction business. Frac spreads in the third quarter and first nine months of 2006 were in excess of $25/Bbl and $20/Bbl respectively, compared to approximately $11/Bbl and $10/Bbl in the same periods in 2005. Operating income for the transmission business for the quarter and first nine months of 2006 was essentially flat compared to 2005.

Average ethane and NGL volumes increased to 19,880 Bbls/d in third quarter 2006, from 18,065 Bbls/d in the same quarter last year. Volumes were higher mainly due to higher natural gas volumes processed at the Empress facilities in third quarter 2006 and two weeks of down time at one of AltaGas' Empress facilities in July 2005. Average ethane and NGL volumes for the nine months of 2006 were 19,421 Bbls/d compared to 19,339 Bbls/d for the same period in 2005. Transmission volumes declined in third quarter and first nine months of 2006 compared to the same periods last year, primarily on the Suffield and Cold Lake systems due to lower deliveries from producers. Volumes on both systems are expected to increase during the fourth quarter. Transmission throughput has minimal impact on financial results due to cost of service and take-or-pay contractual arrangements in place.

Revenue in the E&T segment in third quarter and first nine months of 2006 was $41.1 million and $114.6 million respectively, compared to $47.5 million and $133.8 million in the same periods last year. The decreases were mainly due to purchasing arrangements associated with the replacement of shrinkage gas in the extraction business. Net revenue, which is revenue less the cost of commodities purchased for shrinkage, better reflects performance in the extraction business than does revenue, as changes in the market price of natural gas affects both revenue and cost of goods sold.

Net revenue in third quarter and first nine months of 2006 was $17.9 million and $47.7 million respectively, compared to $14.9 million and $41.9 million in the same periods last year. Higher frac spreads and higher processing volumes resulted in net revenue increases of $2.2 million and $4.4 million for the three and nine months ended September 30, 2006, respectively, compared to the same periods last year. Net revenue also reflected higher cost recovery associated with the additional production at the Empress facilities.

Operating and administrative expense in the E&T segment in third quarter 2006 and first nine months of the year was $5.6 million and $13.8 million respectively, compared to $5.3 million and $12.9 million in the same periods last year. These increases were primarily due to higher operating costs associated with increased production at the Empress plants.

Amortization in the E&T segment in third quarter 2006 and first nine months of the year was relatively flat at $1.9 million and $5.8 million respectively, compared to $1.9 million and $5.6 million in the same periods last year.

Operating income as a percentage of net revenue in the E&T segment in third quarter 2006 and first nine months of the year was 58 percent and 59 percent respectively, compared to 52 percent and 56 percent in the same periods last year. The increases were mainly due to higher NGL frac spreads in the extraction business.

Outlook

The E&T segment is expected to continue to deliver strong performance and predictable and stable returns due to contractual arrangements in place. The ethane deep cut project at the Edmonton extraction facility is expected to be operational by December 1, 2006, increasing production by 700 Bbl/d. In addition, based on current natural gas and product price forecasts, AltaGas expects the 6 percent of production exposed to frac spreads to continue to attract similar margins for the remainder of the year, as those realized earlier in the year.

POWER GENERATION

The Power Generation segment comprises the Sundance power purchase arrangement and gas-fired peaking plants.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**48.7**	48.3	**140.0**	132.0
Net revenue	**26.1**	15.0	**71.8**	39.6
Operating and administrative expense	**0.2**	0.5	**0.9**	1.3
Amortization expense	**1.8**	1.8	**5.5**	5.5
Operating income	**24.1**	12.7	**65.4**	32.8

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Volume of power sold (GWh)	**669**	872	**2,167**	2,587
Average price received on the sale of power ($/MWh)(1)	**72.88**	55.40	**64.60**	51.03
Alberta Power Pool average spot price ($/MWh)(1)	**94.87**	66.79	**68.36**	54.72

(1) Average for the period.

Results of Operations

Operating income in the Power Generation segment in third quarter and first nine months of 2006 was $24.1 million and $65.4 million respectively, compared to $12.7 million and $32.8 million in the same periods last year. The increases were primarily due to higher effective hedge prices combined with higher average pool prices and lower transmission costs incurred, as well as higher contributions from the gas-fired peaking power plants. During third quarter 2006 there was a planned outage at the Sundance facility. The financial impact of the outage was mitigated by availability incentive payments and through forward contract purchases.

Net revenue for the Power Generation segment in third quarter and first nine months of 2006 was $26.1 million and $71.8 million respectively, compared to $15.0 million and $39.6 million in the same periods last year due to higher average prices received on the sale of power and lower transmission costs, partially offset by the impact of the expiration of the Genesee power contract in March 2006.

The average price received reflected the impact of entering into forward financial sales contracts at higher contracted prices than in 2005, as well as the effect of higher prices received on spot market sales for the unhedged portion of AltaGas' power sales. Higher power price received on hedged and spot sales increased net revenue by $3.8 million in the quarter and $13.9 million in the nine months ended September 30, 2006.

Lower transmission costs contributed $6.4 million to the increase in net revenue in the quarter and $12.9 million for the nine months ended September 30, 2006. Lower transmission costs are mainly the result of a shift in responsibility for interconnection and operating reserve charges from power generators to power purchasers effective January 1, 2006. Other favourable impacts on net revenue for both the third quarter and first nine months of 2006 included lower line losses and a greater contribution from the natural gas-fired peaking plants. The expiration of the Genesee power contract reduced net revenue by approximately $3.5 million in third quarter 2006 compared to third quarter 2005.

Operating, administrative and amortization expenses were slightly lower in the third quarter and first nine months of 2006 compared to the same periods last year.

Operating income as a percentage of net revenue increased to 92 percent in third quarter 2006 from 85 percent in the same quarter in 2005 and year-to-date increased to 91 percent in 2006 compared to 83 percent in 2005 as a result of higher power prices and lower transmission costs in 2006.

Volume of power sold in the three and nine months ended September 30, 2006 was lower than in the same periods last year as a result of the expiration of the Genesee power contract on March 31, 2006.

Outlook

Operating income for the year from the Power Generation segment is expected to be higher than 2005 despite the expiration of the Genesee power strip contract on March 31, 2006. Management expects results in the Power Generation segment to continue to benefit from strong power prices on hedged volumes for the remainder of the year and in 2007.

BMWLP is scheduled to begin construction of the 120 MW wind project in mid-2007, with completion scheduled for 2009. Total investment to date is approximately $1.8 million and AltaGas has posted a letter of credit in the amount of $7.2 million with BC Hydro. No further significant capital payments are anticipated prior to the commencement of construction.

ENERGY SERVICES

The Energy Services segment includes the energy management, gas services and oil and gas production businesses. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**211.2**	271.0	**694.0**	741.2
Net revenue	**6.1**	5.7	**18.6**	17.2
Operating and administrative expense	**3.3**	3.5	**12.5**	10.7
Amortization expense	**1.2**	0.9	**3.6**	2.7
Operating income	**1.6**	1.3	**2.5**	3.8

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Energy management service contracts(1)	**1,342**	534	**1,342**	534
Average wholesale volumes marketed (GJ/d)(2)	**325,419**	299,282	**319,589**	314,167

(1) Active energy management service contracts at the end of the reporting period.

(2) Average for the period.

Results of Operations

Operating income in the Energy Services segment in third quarter and first nine months of 2006 was $1.6 million and $2.5 million respectively, compared to $1.3 million and $3.8 million in the same periods last year. The increase in third quarter 2006 was due to a $0.9 million reduction of operating and administrative expenses related to corporate costs previously charged to the segment and increased activity in the energy management business, partially offset by higher operating and administrative costs as a result of the acquisition of iQ2 in fourth quarter 2005, lower transportation and exchange margins in the gas services business, lower production volumes and higher depletion rates in oil and gas production.

Operating income in the nine months ended September 30, 2006 was impacted by the same operational factors as the quarter. In first quarter 2005, a partial settlement of $0.6 million related to a gas marketing contract was received. In the nine months ended September 30, 2005 $0.2 million of similar corporate costs to those reversed in the quarter were reported in the segment.

Net revenue for the Energy Services segment in third quarter and first nine months of 2006 was $6.1 million and $18.6 million respectively, compared to $5.7 million and $17.2 million in the same periods last year. The increases were due to the acquisition of iQ2 in fourth quarter 2005 and increased activity in the energy management business, partially offset by lower transportation and exchange margins in the gas services business and lower production volumes due to reserve depletions.

Operating and administrative expense for the Energy Services segment in third quarter 2006 was $3.3 million compared to $3.5 million in the same quarter last year. Increased costs as a result of the iQ2 acquisition and higher overall costs were more than offset by the $0.9 million reduction of operating and administrative expenses related to corporate costs previously charged to the segment.

Operating and administrative expenses were $12.5 million and $10.7 million in the nine months ended September 30, 2006 and 2005 respectively. The increase was due to the acquisition of iQ2 in November 2005.

Amortization expense in third quarter and first nine months of 2006 was $1.2 million and $3.6 million respectively, compared to $0.9 million and $2.7 million in the same periods last year. The increases were primarily due to higher depletion and depreciation rates in oil and gas production and to amortization related to Energy Services contracts.

Operating income as a percentage of net revenue in third quarter 2006 increased to 26 percent from 23 percent in the same quarter last year. The increase was primarily due to higher operating income as a result of the adjustment for corporate costs previously charged to the segment. Operating income as a percentage of net revenue in the nine months ended September 30, 2006 was 13 percent compared to 22 percent for the same period last year due to higher costs and to a non-recurring credit in first half of 2005, reduced transportation and exchange margins in gas services and to a decline in production volumes in 2006.

Outlook

The Energy Services segment is expected to deliver improving operating income over the remainder of the year. Growth in energy management fees is expected from the addition of agency service customers, particularly with expansion into electricity supply management in Ontario. Recent declines in gas prices have resulted in opportunities to arrange multi-year, fixed-price purchase and sales contracts, which is expected to increase margins.

NATURAL GAS DISTRIBUTION

The NGD segment included AltaGas Utilities Inc., AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited. On November 17, 2005, the Trust spun out its NGD business into a separate, publicly traded company.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	-	18.2	-	86.6
Net revenue	-	6.1	-	24.8
Operating and administrative expense	-	4.6	-	13.8
Amortization expense	-	2.0	-	6.0
Operating income (loss)	-	(0.5)	-	5.0

Operating Statistics(1)	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	2006	2005
Volume of natural gas distributed				
Sales	-	1.4	-	8.8
Transportation (Bcf)	-	2.5	-	7.4
Degree day variance (percent)(2)	-	18.0	-	(0.1)
Number of customers(3)	-	61,017	-	61,017

(1) AltaGas Utilities Inc. only.

(2) Variance from 20-year average. Positive variances are favourable.

(3) At September 30.

Through a series of transactions, the Trust's ownership interest in Utility Group, the holding company of the former NGD segment, was reduced to 26.7 percent. Prior to these transactions, the operations and financial results of the NGD segment were consolidated by the Trust. Subsequent to November 17, 2005, the Trust accounts for its ownership interest in Utility Group as an equity investment, recognizing its share of net income or loss in the Corporate segment using the equity method of accounting.

CORPORATE

The Corporate segment includes the cost of providing corporate services and general corporate overhead and investments in public and private entities.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**0.5**	0.6	**2.8**	10.1
Operating and administrative expense	**9.7**	3.6	**20.8**	11.0
Amortization expense	**0.6**	0.5	**1.8**	1.5
Operating loss	**(9.8)**	(3.5)	**(19.8)**	(2.4)

Results of Operations

The operating loss from the Corporate segment for third quarter 2006 was $9.8 million compared to $3.5 million for the same period last year. The increased loss was due to a $3.0 million adjustment related to corporate costs previously charged to the operating segments and to higher general and administrative costs, primarily as a result of general cost escalations and costs incurred to meet new certification requirements for reporting issuers by the Canadian Securities Administrators. In third quarter 2005 corporate costs charged to the operating segments were $0.8 million.

In the first nine months of 2006 the segment reported a loss of $19.8 million compared to a loss of $2.4 million for the same period last year. The increased loss was due to the same factors as the quarter. In addition, in first quarter 2005, AltaGas reported a pre-tax gain of $9.2 million due to the reduction in its ownership interest in Taylor. Operating and administrative costs in the nine months ended September 30, 2005 excluded $2.2 million of corporate costs that were reported in the operating segments.

Revenue in third quarter 2006 was $0.5 million compared to $0.6 million in the same quarter last year. Revenue in the nine months ended September 30, 2006 was $2.8 million compared to $10.1 million in the same period last year. The decrease in revenue in the nine months ending September 30, 2006 was due to the pre-tax gain of $9.2 million related to the sale of Taylor units, partially offset by a one-time charge of $0.6 million in second quarter 2005 resulting from AltaGas' ownership interest in Taylor.

Operating and administrative expenses for third quarter and first nine months of 2006 were $9.7 million and $20.8 million respectively, compared to $3.6 million and $11.0 million for the same periods last year. The increase in Corporate administrative costs reflected the adjustment of $3.0 million due to costs previously charged to the operating segments, higher costs to support the growth of the Trust and costs incurred to meet new certification requirements for reporting issuers by the Canadian Securities Administrators. Costs to meet certification requirements were $0.5 million and $1.7 million in the third quarter and first nine months ended September 30, 2006. Operating and administrative costs in the quarter and nine months ended September 30, 2005 excluded $0.8 million and $2.2 million respectively, of corporate costs which were reported in the operating segments.

Amortization expense was $0.6 million and $1.8 million in the third quarter and first nine months of 2006 compared to $0.5 million and $1.5 million for the same periods last year due to increased administrative capital costs, including computer hardware and software projects.

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENTLY COMPLETED QUARTERS

($ millions)	**Q3-06**	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04
Net revenue(1)	**82.5**	72.8	79.1	78.7	71.3	67.5	79.4	74.2
Operating income(1)	**33.7**	26.0	35.0	29.0	22.9	22.0	34.2	29.4
Net income	**28.8**	29.9	28.6	26.4	17.2	19.1	27.6	25.8

($ per unit)	**Q3-06**	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04
Net income								
Basic	**0.52**	0.54	0.52	0.48	0.32	0.35	0.52	0.49
Diluted	**0.52**	0.54	0.52	0.48	0.32	0.35	0.52	0.48
Dividends/distributions declared(2)	**0.505**	0.495	0.485	0.48	0.47	0.45	0.45	0.45

(1) Non-GAAP financial measure. See "Non-GAAP Financial Measures".

(2) Excludes share distribution as a result of the spin-out of the NGD segment. The Trust issued one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005, providing additional value of $0.54 per unit.

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth; acquisitions; a favourable business environment including generally increasing power prices in Alberta; seasonality in the NGD business up to the time of its spin-out in November 2005; and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- Fourth quarter 2004 net income included the results of the PremStar businesses, acquired on October 6, 2004, which increased net income for the quarter by $1.4 million;
- Net income for first quarter 2005 included a $7.9 million after-tax gain related to the change in the Trust's ownership interest in Taylor;
- Second quarter 2005 net income included an after-tax loss of $0.4 million related to the Trust's ownership interest in Taylor;
- Results in fourth quarter 2005 were impacted by the spin-out of the NGD segment, the net after-tax impact of which was $0.1 million. In addition, operating income was approximately $2 million lower due to owning 100 percent of the NGD segment for only 6 weeks in the quarter. Results were also impacted by higher prices received for power sold and lower interest expense;
- Results in the FG&P segment are typically lower in the first quarter compared to the fourth quarter;
- Strong power prices and lower interest expense in first quarter 2006 resulted in strong financial results in the quarter, partially offset by the contribution from the NGD segment in first quarter 2005 which was spun-out in November 2005; and
- In second quarter 2006 a $6.6 million non-cash future income tax benefit was recorded as a result of a reduction in the federal and Alberta corporate income tax rates.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting polices remain unchanged from December 31, 2005. For further information on these policies refer to the Notes to the Consolidated Financial Statements in AltaGas' 2005 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the Notes to the

Consolidated Financial Statements for the year ended December 31, 2005. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2005 Annual Report.

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the Power Generation segment and with respect to interest rates on debt.

Commodity Risk

The Power Generation segment results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. Alberta Power Pool settles power prices on an hourly basis and whereas prices ranged from $5.47/MWh to $999.99/MWh in third quarter 2006, the average spot price for the quarter was $94.87/MWh.

Through the use of financial hedges on a portion of its 2006 power portfolio that management deemed optimal, AltaGas moderated the impact of this volatility on its business.

Interest Rate Risk

AltaGas reduces the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At September 30, 2006 the Trust had interest rates fixed through swap transactions with varying terms to maturity on drawn bank debt of $160.0 million. Including AltaGas' medium-term notes (MTNs) and capital leases, the rate has been fixed on 94 percent of AltaGas' debt. The amount of fixed-rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds from the November 2005 NGD spin-out being applied to floating-rate debt.

INVESTED CAPITAL

During third quarter 2006, AltaGas reported net invested capital of $25.1 million, compared to $17.8 million in the same quarter last year. Growth capital accounted for $23.2 million. Growth and expansion projects in the FG&P segment included the Clear Prairie, Prairie River, Princess and Clear Hills gas plants, and an increased ownership interest in the Pouce Coupe facility. In the E&T segment growth capital included the deep-cut ethane enhancement at the Edmonton extraction facility. In the Power Generation segment $0.3 million was spent on the GreenWing investment and $0.5 million related to BMWLP. In the quarter $1.3 million related to the investment in BMWLP was reclassified from capital assets to long-term investments.

AltaGas categorizes its invested capital into maintenance, growth and administrative.

Maintenance capital projects totaling $0.8 million in third quarter 2006 (2005 - $1.5 million) were undertaken mainly in the FG&P segment. An additional $1.1 million (2005 - $0.9 million) was spent in third quarter 2006 on administrative capital, including computer hardware and software projects expected to increase the effectiveness of the operating and administrative functions of the Trust.

For the three months ended September 30, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	23.3	0.6	(1.3)	-	0.9	23.5
Long-term investments and other assets	-	-	2.1	-	(0.5)	1.6
Net invested capital	23.3	0.6	0.8	-	0.4	25.1

For the three months ended September 30, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	0.7	0.1	-	-	-	0.8
Growth	22.5	0.4	0.8	-	(0.5)	23.2
Administrative	0.1	0.1	-	-	0.9	1.1
Net invested capital	23.3	0.6	0.8	-	0.4	25.1

For the nine months ended September 30, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	51.4	1.3	-	0.5	1.3	54.5
Long-term investments and other assets	-	-	4.2	-	0.1	4.3
	51.4	1.3	4.2	0.5	1.4	58.8
Disposals						
Capital assets	(0.5)	-	-	-	-	(0.5)
Net invested capital	50.9	1.3	4.2	0.5	1.4	58.3

For the nine months ended September 30, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	3.3	0.6	-	0.1	-	4.0
Growth	48.0	0.6	4.2	0.2	(0.6)	52.4
Administrative	0.1	0.1	-	0.2	2.0	2.4
	51.4	1.3	4.2	0.5	1.4	58.8
Disposals	(0.5)	-	-	-	-	(0.5)
Net invested capital	50.9	1.3	4.2	0.5	1.4	58.3

For the three months ended September 30, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Total
Invested capital:							
Capital assets	12.2	0.2	-	0.2	4.0	0.9	17.5
Long-term investments and other assets	-	-	-	-	0.2	0.3	0.5
	12.2	0.2	-	0.2	4.2	1.2	18.0
Disposals							
Long-term investments and other assets	-	-	-	-	-	(0.2)	(0.2)
Net invested capital	12.2	0.2	-	0.2	4.2	1.0	17.8

For the three months ended September 30, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Total
Invested capital:							
Maintenance	0.2	0.1	-	0.1	1.1	-	1.5
Growth	11.9	0.1	-	0.1	2.9	0.6	15.6
Administrative	0.1	-	-	-	0.2	0.6	0.9
	12.2	0.2	-	0.2	4.2	1.2	18.0
Disposals	-	-	-	-	-	(0.2)	(0.2)
Net invested capital	12.2	0.2	-	0.2	4.2	1.0	17.8

For the nine months ended September 30, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Total
Invested capital:							
Capital assets	21.1	1.2	-	0.6	8.3	2.0	33.2
Long-term investments and other assets	-	-	-	-	0.4	0.4	0.8
	21.1	1.2	-	0.6	8.7	2.4	34.0
Disposals							
Capital assets	(7.1)	-	-	-	-	-	(7.1)
Long-term investments and other assets	-	-	-	-	(0.1)	(5.4)	(5.5)
Net invested capital	14.0	1.2	-	0.6	8.6	(3.0)	21.4

For the nine months ended September 30, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Total
Invested capital:							
Maintenance	1.0	1.1	-	0.5	2.8	-	5.4
Growth	19.6	0.1	-	0.1	5.5	0.9	26.2
Administrative	0.5	-	-	-	0.4	1.5	2.4
	21.1	1.2	-	0.6	8.7	2.4	34.0
Disposals	(7.1)	-	-	-	(0.1)	(5.4)	(12.6)
Net invested capital	14.0	1.2	-	0.6	8.6	(3.0)	21.4

LIQUIDITY AND CAPITAL RESOURCES

AltaGas expects that 2006 funds from operations will be sufficient to meet the Trust's distributions to unitholders and the majority of its budgeted maintenance and growth capital. The balance of its budgeted growth capital and a certain amount of unbudgeted acquisitions is expected to be financed through the DRIP and existing bank lines. At this time AltaGas does not reasonably expect any presently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash.

Cash from Operations

The cash from operations reported on the Consolidated Statements of Cash Flows for the three months ended September 30, 2006 was $40.8 million and $32.9 million for the same period last year. Higher cash from operations was partially offset by higher net change in non-cash working capital.

The cash from operations reported on the Consolidated Statements of Cash Flows for the nine months ended September 30, 2006 was $110.3 million, up from $81.0 million for the same period last year. The increase was due to

the strong results from operations in the first nine months of 2006.

There was a working capital surplus of $21.1 million as at September 30, 2006 compared to a deficit of $2.8 million at the end of December 2005 as a result of working capital changes in the normal course of business.

Funds generated from operations, before giving effect to changes in working capital and asset retirement and other costs incurred, increased to $42.9 million and $119.8 million for the three and nine months ended September 30, 2006, from $31.0 million and $92.6 million for the same periods last year. Funds generated from operations is more representative of the cash generated from the ongoing operations of the business.

Investing Activities

In third quarter 2006 the Trust used cash for investing activities of $24.6 million compared to $13.5 million in the same period in 2005. The increase was primarily due to higher cash outlays for acquisition of capital assets. Cash used in investing activities for the nine months ended September 30, 2006 was $70.6 million compared to $8.3 million in the same period last year. The increase in cash used for investing activities was primarily due to the acquisition of capital assets, higher customer deposits and the proceeds on disposition of long-term investments and non-core assets in first quarter 2005.

Financing Activities

Cash used for financing activities was $15.0 million during the quarter ended September 30, 2006, a decrease of $63.1 million from the $48.1 million provided in the same period in 2005, primarily as a result of proceeds from $100 million of MTNs in third quarter 2005. Increased cash was used for higher distributions to unitholders, offset by higher proceeds from issuance of units.

Cash used for financing activities for the nine months ended September 30, 2006 was $39.3 million compared to $5.2 million for the same period last year. The increase was primarily due to lower debt issuances in 2006 and higher net proceeds from the issuance of units, partially offset by higher distributions to unitholders.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business segments. At September 30, 2006 AltaGas had total debt outstanding of $277.1 million, up from $269.0 million as at December 31, 2005. As of September 30, 2006, the Trust had $100.0 million in MTNs outstanding and had access to prime loans, bankers' acceptance and letters of credit through bank lines totaling $425.0 million. As at September 30, 2006 the Trust had drawn bank debt of $160.0 million and letters of credit outstanding of $52.4 million.

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter-end. AltaGas has been in compliance with these covenants each quarter since the issuance of the facilities.

On April 29, 2005 AltaGas filed a Universal Shelf Prospectus under which it may issue up to an aggregate of $500.0 million of trust units or debt securities over a 25-month period. On August 30, 2005, $100.0 million of five-year MTNs were issued with a coupon of 4.41 percent.

AltaGas' target debt-to-total-capitalization ratio is 40 to 45 percent. The Trust's debt-to-total-capitalization ratio as at September 30, 2006 was 34.9 percent, down from 36.0 percent at December 31, 2005.

The Dominion Bond Rating Service (DBRS) rates AltaGas Income Trust and the MTNs issued by AltaGas Income Trust at BBB (low), under review. DBRS placed income trusts under review as a result of the Government of Canada's announcement on October 31, 2006 regarding proposed changes to the taxation of income trusts. Standard & Poor's (S&P) rates the Trust's long-term corporate credit at BBB- with a stable outlook, and the senior unsecured debt at BBB. The Trust has a stability rating of SR-3 from S&P and STA-3 (middle) from DBRS.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of an entity to meet its financial commitment on an obligation in accordance with the terms of an obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of the Trust's distribution stream when compared to other rated Canadian income trusts.

RISK FACTORS

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of AltaGas. These risk factors are presented in the MD&A and AltaGas' Annual Information Form for the year ended December 31, 2005. Management has determined that with respect to continuing operations, AltaGas' market, financial and counterparty risks remain substantially unchanged since December 31, 2005.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI security holders exchanged their shares in ASI for trust units and eligible security holders also received exchangeable units that are exchangeable into trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At November 7, 2006 the Trust had 54.0 million trust units and 2.1 million exchangeable units outstanding and a market capitalization of $1.4 billion based on a closing trading price on November 7, 2006 of $25.60 per trust unit. At November 7, 2006 there were 0.8 million options outstanding and 74 thousand options exercisable under the terms of the unit option plan.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guaranteed contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

CONTRACTUAL OBLIGATION

There have been no material changes to AltaGas' contractual obligations since December 31, 2005. For further information on contractual obligations, refer to the MD&A in AltaGas' 2005 Annual Report.

RELATED PARTIES

The Trust sold $4.6 million of natural gas to, and incurred transport costs of $0.1 million charged by, AltaGas Utility Group Inc. (Utility Group) during the three months ended September 30, 2006, sold $51.8 million of natural gas and incurred transportation costs of $0.4 million for the nine months ending September 30, 2006. The Trust also paid

management fees of $0.1 million to, and received management fees of $0.2 million from, Utility Group for administrative services. In addition, the Trust sold $40,000 of natural gas from a one-third owned joint venture to a one-third owned related party.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc., which is owned by an employee. Payments of $20,000 were made in third quarter 2006 (third quarter 2005 – $20,000). The five-year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

DISCLOSURE CONTROLS AND PROCEDURES

The Trust maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Securities Act (Ontario) is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In accordance with Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), management carried out an evaluation, under the supervision and with the participation of management, including the Chairman, President and the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were effective as of September 30, 2006 to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified in the Ontario Securities Commission's rules and forms.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force, which provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The Trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

SUBSEQUENT EVENT

On October 31, 2006 the federal Government of Canada issued an announcement regarding proposed changes to the taxation of existing income trusts effective with the 2011 tax year. This development has resulted in some uncertainty in the capital markets with respect to the trust sector. Management has expressed its views to the Government of Canada and will continue to monitor the actions of the Government of Canada in this matter. Management is supportive of the efforts of the trust industry in its representations to the Government.

Consolidated Balance Sheets

($ thousands)	September 30 2006	December 31 2005
	(unaudited)	
ASSETS		
Current assets		
Cash and cash equivalents	**$ 12,065**	$ 11,685
Accounts receivable	**149,233**	220,684
Inventory	**61**	95
Customer deposits	**19,215**	15,371
Other	**9,382**	4,421
	189,956	252,256
Capital assets	**671,212**	645,442
Energy services arrangements, contracts and relationships	**105,233**	110,850
Goodwill	**18,860**	18,860
Long-term investments and other assets	**45,297**	40,921
	$ 1,030,558	$ 1,068,329
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 131,419**	$ 215,601
Distributions payable to unitholders	**9,503**	8,744
Short-term debt	**-**	2,710
Current portion of long-term debt	**1,128**	1,071
Customer deposits	**19,215**	15,371
Other current liabilities	**7,551**	11,586
	168,816	255,083
Long-term debt	**276,016**	265,245
Asset retirement obligations	**17,986**	16,982
Future income taxes	**49,916**	52,433
	343,918	334,660
Unitholders' equity *(Notes 4 and 5)*	**517,824**	478,586
	$ 1,030,558	$ 1,068,329

See accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

($ thousands except per unit and unit amounts)	Three Months Ended September 30 2006	Three Months Ended September 30 2005	Nine Months Ended September 30 2006	Nine Months Ended September 30 2005
Revenue				
Operating	**$ 317,313**	$ 374,953	**$ 992,451**	$1,044,012
Other *(Note 2)*	**545**	423	**2,767**	9,906
	317,858	375,376	**995,218**	1,053,918
Expenses				
Cost of sales	**235,414**	304,081	**760,855**	835,731
Operating and administrative	**37,237**	35,993	**105,723**	102,492
Amortization	**11,439**	12,340	**33,978**	36,509
	284,090	352,414	**900,556**	974,732
Operating income	**33,768**	22,962	**94,662**	79,186
Interest expense				
Short-term debt	**62**	165	**292**	446
Long-term debt	**3,207**	4,970	**9,643**	14,770
Income before income taxes	**30,499**	17,827	**84,727**	63,970
Income taxes	**1,728**	623	**(2,508)**	81
Net income	**28,771**	17,204	**87,235**	63,889
Accumulated earnings, beginning of period	**345,571**	243,504	**287,107**	196,819
Accumulated earnings, end of period	**$ 374,342**	$ 260,708	**$ 374,342**	$ 260,708
Net income per unit *(Note 5)*				
Basic	**$ 0.52**	$ 0.32	**$ 1.58**	$ 1.19
Diluted	**$ 0.52**	$ 0.32	**$ 1.58**	$ 1.19
Weighted average number of units outstanding (thousands) *(note 5)*				
Basic	**55,661**	54,208	**55,229**	53,837
Diluted	**55,775**	54,233	**55,329**	53,892

See accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

(unaudited)

($ thousands)	Three Months Ended September 30 2006	Three Months Ended September 30 2005	Nine Months Ended September 30 2006	Nine Months Ended September 30 2005
Cash from operations				
Net income	**$ 28,771**	$ 17,204	**$ 87,235**	$ 63,889
Items not involving cash:				
Amortization	**11,439**	12,340	**33,978**	36,509
Accretion of asset retirement obligations	**376**	332	**1,063**	973
Unit option compensation	**162**	5	**196**	9
Future income taxes	**1,734**	823	**(2,517)**	(1,181)
Gain on sale of assets and investments	**-**	(63)	**-**	(9,410)
Equity income	**(382)**	(423)	**(2,579)**	(550)
Distributions from equity investments	**745**	726	**2,195**	2,169
Other	**70**	94	**211**	161
Funds generated from operations	**42,915**	31,038	**119,782**	92,569
ARO costs incurred and other	**(17)**	(1)	**(59)**	(146)
Net change in non-cash working capital *(Note 9)*	**(2,142)**	1,867	**(9,468)**	(11,455)
	40,756	32,904	**110,255**	80,968
Investing activities				
(Increase) decrease in customer deposits	**(857)**	876	**(3,844)**	926
Acquisition of capital assets	**(21,673)**	(13,783)	**(62,673)**	(26,333)
Disposition of capital assets	**(7)**	-	**321**	5,030
Disposition of energy service arrangements and contracts	**420**	-	**36**	-
Acquisition of long-term investments and other assets	**(2,523)**	(580)	**(4,399)**	(999)
Disposition of long-term investments and other assets	**-**	-	**-**	13,027
	(24,640)	(13,487)	**(70,559)**	(8,349)
Financing activities				
Decrease in short-term debt	**-**	(4,260)	**(2,710)**	(7,002)
Increase (decrease) in long-term debt	**(40)**	69,949	**10,828**	52,205
Distributions to unitholders	**(27,790)**	(24,905)	**(81,361)**	(73,118)
Net proceeds from issuance of units	**12,837**	7,318	**33,927**	22,743
	(14,993)	48,102	**(39,316)**	(5,172)
Change in cash and cash equivalents	**1,123**	67,519	**380**	67,447
Cash and cash equivalents, beginning of period	**10,942**	12,229	**11,685**	12,301
Cash and cash equivalents, end of period	**$ 12,065**	$ 79,748	**$ 12,065**	$ 79,748

See accompanying notes to the Consolidated Financial Statements

Selected Notes to the Consolidated Financial Statements

(Tabular amounts in thousands of dollars unless otherwise indicated.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim Consolidated Financial Statements of the Trust have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the fiscal year ended December 31, 2005. These interim Consolidated Financial Statements for the three and nine months ended September 30, 2006 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements included in the Trust's Annual Report.

2. GAIN ON INVESTMENT

The Trust's investment in Taylor NGL Limited Partnership (Taylor) is accounted for using the equity method. On February 7, 2005 the Trust sold 1.4 million limited partnership units of Taylor for proceeds of $12.8 million, realizing an after-tax gain of $4.1 million. The sale reduced the Trust's ownership in Taylor to 4.0 million units, or 14.0 percent.

On March 22, 2005 Taylor issued 13.0 million limited partnership units. AltaGas did not participate in this issue, which reduced the Trust's ownership in Taylor to 9.6 percent and resulted in an after-tax dilution gain of $3.8 million.

3. JOINT VENTURE AGREEMENT

On April 4, 2006, AltaGas Income Trust and GreenWing Energy Management Ltd. announced the formation of a limited partnership for the purpose of developing a portfolio of power projects in North America. Contributions during the six months ended September 30, 2006 include $3.25 million in cash and issuance of a promissory note in the amount of $0.75 million, non-interest bearing, due April 3, 2007. AltaGas holds 55 percent interest in the partnership units and the results of operations are proportionally consolidated in the financial statements from the date of inception. All assets acquired by the partnership are recorded at fair value.

4. UNITHOLDERS' EQUITY

	September 30 2006	December 31 2005
Unitholders' capital *(note 5)*	**$ 451,041**	$ 417,114
Contributed surplus	**3,035**	2,839
Accumulated earnings	**374,343**	287,107
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions declared[1]	**(243,785)**	(161,664)
Distributions of common shares of Utility Group	**(25,696)**	(25,696)
Unitholders' equity	**$ 517,824**	$ 478,586

(1) Accumulated distributions paid by the Trust as at September 30, 2006 were $234.3 million (as at December 31, 2005 - $152.9 million).

5. UNITHOLDERS' CAPITAL

Authorized

- An unlimited number of trust units redeemable for cash at the option of the holder;
- An unlimited number of AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of AltaGas LP#1units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of either the Trust or the unitholder; and
- An unlimited number of AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2009 the exchange is at the option of the unitholder at anytime, and at the option of the Trust should the number of AltaGas LP#2 units outstanding fall below 1,000,000. After May 1, 2009 the exchange is at the option of either the Trust or the unitholder.

Trust Units Issued and Outstanding	Number of units	Amount
December 31, 2005	52,505,514	$ 404,854
Units issued for cash on exercise of options	6,650	108
Units issued under DRIP[1]	1,243,868	33,819
Units issued for exchangeable units	50,693	290
September 30, 2006	**53,806,725**	**439,071**
Exchangeable Units Issued and Outstanding		
December 31, 2005 issued by AltaGas LP#1	2,142,072	12,260
AltaGas LP#1 units redeemed for trust units	(50,693)	(290)
September 30, 2006	**2,091,379**	**11,970**
Issued and outstanding September 30, 2006	**55,898,104**	**$ 451,041**

(1) Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan.

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. The Trust reserves 10 percent of the aggregate of the outstanding trust units and securities exchangeable for Trust units for issuance under the plan. To September 30, 2006, options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period. On May 1, 2004, subsequent to the establishment of the Trust, all options granted were vested.

At September 30, 2006 outstanding options were exercisable at various dates to the year 2016 (2005 – 2015). Options outstanding under the plan had a weighted average exercise price of $27.19 (2005 - $20.21) and a weighted average remaining term of 9.39 years (2005 – 9.53 years). As at September 30, 2006 the unexpensed fair value of unit option compensation cost associated with future periods was $2.0 million (2005 - $0.1 million).

The following table summarizes information about the Trust's unit options:

	Options Outstanding	
	Number of options	Weighted average exercise price
Unit options outstanding December 31, 2005	359,200	$ 24.53
Granted	537,000	28.85
Exercised	(6,650)	16.22
Cancelled	(36,500)	27.57
Unit options outstanding September 30, 2006	**853,050**	**$ 27.19**
Exercisable at September 30, 2006	**74,388**	**$ 16.01**

A summary of the plan as at September 30, 2006:

	Options Outstanding			Options Exercisable	
	Number outstanding at September 30, 2006	Weighted average exercise price	Weighted average remaining contractual life (years)	Number exercisable at September 30, 2006	Weighted average exercise price
$5.00-$7.00	11,000	$ 6.23	3.91	11,000	$ 6.23
$7.01-$15.50	30,000	10.32	6.42	30,000	10.32
$15.01-$25.08	126,550	24.21	8.59	27,888	24.09
$25.09-$29.15	685,500	28.81	9.75	5,500	25.69
	853,050	**$ 27.19**	**9.39**	**74,388**	**$ 16.01**

	Three months ended September 30		Nine months ended September 30	
Units outstanding [(1)]	**2006**	2005	**2006**	2005
Weighted average number of units - basic	**55,660,939**	54,207,702	**55,228,922**	53,836,751
Effect of dilutive stock options	**114,228**	25,652	**100,475**	55,149
Weighted average number of units - dilutive	**55,775,167**	54,233,354	**55,329,397**	53,891,900

(1) Includes exchangeable units.

6. PENSION PLANS AND RETIREMENT BENEFITS

Defined-Contribution Plan

On July 1, 2005 AltaGas implemented a defined-contribution (DC) pension plan for substantially all full-time employees. The DC plan replaced the Group RRSP that had been in effect. The net pension expense recorded for the nine months ended September 30, 2006 was $1.0 million (2005 - $0.3 million). The cost of the Group RRSP for the six months ended June 30, 2005 prior to the implementation of the DC plan was $0.4 million

Defined-Benefit Plans

On November 17, 2005, AltaGas indirectly disposed of its interest in AltaGas Utilities Inc. through the spin-out of AltaGas Utility Group Inc. Substantially all of the employees of this subsidiary are members of one of two defined-benefit, non-contributory pension plans. The total post-retirement benefit cost recorded in the statement of income for the nine months ended September 30, 2006 related to these plans was $nil (2005 - $0.8 million).

Supplemental Executive Retirement Plan (SERP)

Effective July 1, 2005, the Trust instituted a non-registered, defined-benefit retirement plan which provides defined-benefit pension benefits to eligible executives based on average earnings, years of service and age at retirement.

The SERP benefits will be paid from the general revenue of AltaGas as payments come due. Security will be provided for the SERP benefits through a letter of credit within a Retirement Compensation Arrangement Trust account. The expense that was recorded for the cost of SERP benefits for the nine months ended September 30, 2006 is $0.6 million (2005 - $nil).

7. COMMITMENTS

During the quarter AltaGas posted a letter of credit to BC Hydro in the amount of $7.2 million on behalf of Bear Mountain Wind Limited Partnership.

8. RELATED PARTY TRANSACTIONS

In the normal course of business, AltaGas Income Trust and its affiliates transact with related parties. The following related party transactions were measured at their exchange amounts:

	Three months ended September 30, 2006	Nine months ended September 30, 2006
Fees for administration, management and other services provided by:		
Utility Group to the Trust	$ **206**	$ **464**
Trust to Utility Group	$ **130**	$ **365**
Natural gas sales to Utility Group	$ **4,586**	$ **51,760**
Transportation services provided by Utility Group to the Trust	$ **137**	$ **421**
Natural gas sales from a 1/3 owned joint venture to a 1/3 owned related party	$ **35**	$ **243**

The resulting amounts due from and to related parties are non-interest bearing and are related to transactions in the normal course of business.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc., which is owned by an employee. Payments of $60,000 were made in the nine months ended September 30, 2006 (2005 – $60,000). The five-year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

9. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increased (decreased) cash flows from operations as follows:

	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
Accounts receivable	$ **(8,720)**	$ (52,447)	$ **71,451**	$ (29,988)
Inventory	**-**	(67)	**34**	(215)
Other current assets	**(5,538)**	(4,124)	**(4,961)**	(6,092)
Accounts payable and accrued liabilities	**12,253**	55,010	**(84,182)**	29,343
Customer deposits	**856**	(876)	**3,844**	(926)
Other current liabilities	**809**	8,307	**(4,035)**	4,191
Less decrease (increase) in capital costs payable	**(1,802)**	(3,936)	**8,381**	(7,768)
Net change in non-working capital related to operations	$ **(2,142)**	$ 1,867	$ **(9,468)**	$ (11,455)

The following cash payments have been included in the determination of earnings:

	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
Interest paid	$ **3,310**	$ 4,890	$ **10,190**	$ 15,215
Income taxes paid	$ **16**	$ 831	$ **51**	$ 2,292

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

11. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions between the reporting segments are recorded at fair value. The Trust has six reportable segments. For the period from January 1, 2005 to November 16, 2005, the operating and financial results reflect the consolidated revenues and expenses of the entities that formed the Natural Gas Distribution segment, which was spun-out on November 17, 2005. The following describes the reporting segments:

Field Gathering and Processing – natural gas gathering lines and processing facilities;

Extraction and Transmission - ethane and natural gas liquids extraction plants and transmission pipelines;

Power Generation – power purchase arrangements and contracts and gas-fired peaking plants;

Energy Services – gas services and energy management services for natural gas and power, and oil and natural gas reserves and production;

Natural Gas Distribution - natural gas distribution utility business; and

Corporate – the costs of providing corporate services, and investments in public and private entities, corporate assets and general corporate overhead.

The following tables show the breakdown by segment:

For the three months ended September 30, 2006	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment elimination	Total
Revenue	$ 34,735	$ 41,075	$ 48,724	$ 211,224	$ 490	$ (18,390)	$ 317,858
Cost of sales	(2,439)	(23,101)	(22,539)	(205,070)	-	17,735	(235,414)
Operating and administrative expenses	(19,035)	(5,621)	(248)	(3,321)	(9,667)	655	(37,237)
Amortization	(5,817)	(1,937)	(1,832)	(1,198)	(655)	-	(11,439)
Operating income	$ 7,444	$ 10,416	$ 24,105	$ 1,635	$ (9,832)	-	$ 33,768
Net additions (reductions) to:							
Capital assets	$ 23,253	$ 644	$ (1,302)	$ 37	$ 915	-	$ 23,547
Energy service arrangements, contracts and relationships	-	-	$ (53)	$ 37	-	-	$ (16)
Long-term investments and other assets	-	-	$ 2,138	-	$ (499)	-	$ 1,639
Goodwill	$ 815	$ 18,045	$ -	-	-	-	$ 18,860
Segment assets	$ 499,506	$ 243,285	$ 121,487	$ 113,902	$ 52,378	-	$ 1,030,558

For the nine months ended September 30, 2006	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment elimination	Total
Revenue	$ 102,729	$ 114,612	$ 139,966	$ 693,962	$ 2,767	$ (58,818)	$ 995,218
Cost of sales	(7,499)	(66,913)	(68,151)	(675,361)	-	57,069	(760,855)
Operating and administrative expenses	(59,485)	(13,785)	(918)	(12,498)	(20,786)	1,749	(105,723)
Amortization	(17,376)	(5,783)	(5,484)	(3,577)	(1,758)	-	(33,978)
Operating income	$ 18,369	$ 28,131	$ 65,413	$ 2,526	$ (19,777)	-	$ 94,662
Net additions (reductions) to:							
Capital assets	$ 50,889	$ 1,393	$ (28)	$ 454	$ 1,276	-	$ 53,984
Energy service arrangements, contracts and relationships	-	-	$ (36)	-	-	-	$ (36)
Long-term investments and other assets	-	-	$ 4,242	-	$ 132	-	$ 4,374
Goodwill	$ 815	$ 18,045	-	-	-	-	$ 18,860
Segment assets	$ 499,506	$ 243,285	$ 121,487	$ 113,902	$ 52,378	-	$ 1,030,558

For the three months ended September 30, 2005	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Intersegment elimination	Total
Revenue	$ 32,829	$ 47,535	$ 48,293	$ 271,045	$ 18,219	$ 577	$ (43,122)	$ 375,376
Cost of sales	(3,293)	(32,636)	(33,291)	(265,310)	(12,107)	-	42,556	(304,081)
Operating and administrative expenses	(19,146)	(5,283)	(459)	(3,541)	(4,573)	(3,557)	566	(35,993)
Amortization	(5,199)	(1,914)	(1,831)	(943)	(1,975)	(478)	-	(12,340)
Operating income	$ 5,191	$ 7,702	$ 12,712	$ 1,251	$ (436)	$ (3,458)	-	$ 22,962
Net additions (reductions) to:								
Capital assets	$ 12,217	$ 265	-	$ 131	$ 3,998	$ 940	-	$ 17,551
Long-term investments and other assets	-	-	-	-	$ 223	$ 366	-	$ 589
Goodwill	$ 815	$ 18,045	-	-	-	-	-	$ 18,860
Segment assets	$ 478,863	$ 237,633	$ 122,117	$ 114,733	$ 143,174	$ 102,041	-	$ 1,198,561

For the nine months ended September 30, 2005	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Intersegment elimination	Total
Revenue	$ 94,398	$ 133,769	$ 132,015	$ 741,191	$ 86,604	$ 10,055	$ (144,114)	$ 1,053,918
Cost of sales	(8,255)	(91,765)	(92,369)	(723,989)	(61,833)	-	142,480	(835,731)
Operating and administrative expenses	(54,348)	(12,943)	(1,317)	(10,674)	(13,799)	(11,045)	1,634	(102,492)
Amortization	(15,314)	(5,638)	(5,483)	(2,728)	(5,927)	(1,419)	-	(36,509)
Operating income	$ 16,481	$ 23,423	$ 32,846	$ 3,800	$ 5,045	$ (2,409)	-	$ 79,186
Net additions (reductions) to:								
Capital assets	$ 14,015	$ 1,254	-	$ 559	$ 8,300	$ 2,002	-	$ 26,130
Long-term investments and other assets	-	-	-	-	$ 343	$ (7,630)	-	$ (7,287)
Goodwill	$ 815	$ 18,045	-	-	-	-	-	$ 18,860
Segment assets	$ 478,863	$ 237,633	$ 122,117	$ 114,733	$ 143,174	$ 102,041	-	$ 1,198,561

Form 52-109F2 - Certification of Interim Filings

I, David W. Cornhill, Chairman, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust, (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 8, 2006

"David W. Cornhill"

David W. Cornhill,
Chairman, President and
Chief Executive Officer

SEC File # 82-34911

Form 52-109F2 - Certification of Interim Filings

I, Richard M. Alexander, Senior Vice President Finance and Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust, (the issuer) for the interim period ending September 30, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 8, 2006

"Richard M. Alexander"

Richard M. Alexander,
Senior Vice President Finance and Chief
Financial Officer

SEC File # 82-34911

RECEIVED

2007 FEB 27 A 11: 38

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (December 14, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that a monthly distribution will be paid on January 15, 2007 to holders of record on December 22, 2006, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.17 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

RAPPORT DE GESTION

Le rapport de gestion et les états financiers consolidés intermédiaires non vérifiés ci-joints sont présentés selon la méthode de la continuité des intérêts communs qui reconnaît AltaGas Income Trust («AltaGas» ou la «Fiducie») comme société remplaçante d'AltaGas Services Inc. («ASI»). Le rapport daté du 8 novembre 2006 passe en revue les résultats d'exploitation ainsi que la situation de trésorerie et les sources de financement de la Fiducie. Il doit être lu conjointement avec les états financiers consolidés intermédiaires non vérifiés de la Fiducie en date du 30 septembre 2006 et pour les périodes de trois et de neuf mois terminées à cette date, et les notes y afférentes, ainsi qu'avec les états financiers consolidés vérifiés et le rapport de gestion contenus dans le rapport annuel de la Fiducie pour l'exercice terminé le 31 décembre 2005.

Le présent rapport de gestion contient des énoncés prospectifs. Dans le présent rapport de gestion, les expressions «peut», «devrait», «pourrait», «a l'intention de», «prévoit», «projette», «croit», «compte», «estime» et «s'attend à ce que», ou d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. Plus particulièrement, ce rapport de gestion contient des énoncés prospectifs concernant, entre autres choses, les objectifs d'affaires, la croissance prévue, les résultats d'exploitation, le rendement, les projets et occasions d'affaires et les résultats financiers. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ces énoncés reflètent les vues actuelles de la Fiducie relativement à des événements futurs basés sur certains facteurs et hypothèses importants, et sont assujettis à certains risques et incertitudes, y compris, sans s'y limiter, des changements à l'égard de la concurrence sur le marché, l'évolution du cadre législatif et réglementaire, les conditions économiques générales et d'autres facteurs énoncés dans les documents d'information publique de la Fiducie. De nombreux facteurs peuvent faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie diffèrent de ceux qui sont décrits dans le présent rapport de gestion, y compris, sans s'y limiter, ceux qui sont décrits ci-dessus. Cette liste de facteurs ne doit pas être considérée comme exhaustive. Si l'un ou plusieurs de ces risques ou de ces incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux qui sont décrits dans le présent rapport de gestion tels qu'ils ont été prévus, estimés, attendus ou proposés. Il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent rapport de gestion. Ces énoncés ne sont valables qu'en date du présent rapport de gestion. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard. Les énoncés prospectifs contenus dans le présent rapport de gestion sont donnés expressément sous réserve de la présente mise en garde.

Le lecteur peut consulter de l'information additionnelle sur AltaGas en visitant le site Web de la Fiducie à l'adresse www.altagas.ca. Les documents d'information continue de la Fiducie, qui ont été déposés sous la dénomination d'AltaGas Services Inc. avant le 1er mai 2004, y compris le rapport de gestion et les états financiers vérifiés annuels, la notice annuelle, la circulaire de sollicitation de procurations, les avis de changements importants et les communiqués publiés par la Fiducie, peuvent également être consultés dans le site Web de la Fiducie ou directement dans le site de SEDAR, à l'adresse www.sedar.com.

ALTAGAS INCOME TRUST

Le 29 avril 2004, les porteurs de titres d'ASI ont voté en faveur d'un plan d'arrangement visant la réorganisation des activités d'ASI pour en faire une fiducie de placement à capital variable, en date du 1er mai 2004. Pour chaque action ordinaire d'ASI, les actionnaires ont reçu soit une part de la Fiducie (part de fiducie), soit une part échangeable d'AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) ou d'AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) (les parts de fiducie et les parts échangeables étant désignées collectivement par les parts). Par suite de la réorganisation, la Fiducie détenait indirectement, par l'intermédiaire de ses filiales et de ses sociétés en commandite, tous les actifs, les passifs et les entreprises auparavant détenus par ASI. Les principales entreprises de la Fiducie sont exploitées par AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipelines Partnership, ainsi que par PremStar Energy Canada Limited Partnership et ECNG Limited Partnership (collectivement les filiales actives). La Fiducie détenait AltaGas Utilities Inc. jusqu'au 17 novembre 2005, date de la scission partielle du secteur Distribution de gaz naturel. Les flux de trésorerie de la Fiducie dépendent uniquement des résultats des filiales actives et sont tirés du bénéfice d'exploitation provenant de la participation d'AltaGas LP#1 dans les sociétés en commandite, des intérêts sur les prêts aux filiales actives et des dividendes ou des rendements du capital découlant des participations détenues dans la structure de fiducie.

AltaGas General Partner Inc., par l'entremise de son conseil d'administration, dont les membres sont élus par la Fiducie à la demande des porteurs de parts, a été mandatée par le fiduciaire de la Fiducie pour gérer ou superviser la gestion de l'entreprise et des affaires de la Fiducie. AltaGas Ltd. assure la prestation de tous les services de gestion, d'administration et d'exploitation à la Fiducie et à ses filiales.

DISTRIBUTIONS

Les distributions d'AltaGas sont déterminées compte tenu des flux de trésorerie distribuables durables, qui sont tributaires du bénéfice net consolidé et des exigences en matière de capital de maintenance et de croissance, et de remboursement de la dette de la Fiducie. La Fiducie compte verser la quasi-totalité de ses flux de trésorerie distribuables durables au moyen de distributions mensuelles régulières aux porteurs de parts.

La Fiducie a commencé à verser des distributions mensuelles de 0,15 $ la part de fiducie et la part échangeable le 15 juin 2004. AltaGas verse des distributions au comptant le 15e jour de chaque mois aux porteurs de parts inscrits le 25e jour du mois précédent, ou le jour ouvrable suivant si cette date ou la date de clôture des registres tombe une fin de semaine ou un jour férié.

La distribution au comptant mensuelle de la Fiducie a été haussée pour passer de 0,15 $ à 0,16 $ la part, soit une augmentation de 7 %, payable aux porteurs de parts inscrits le 25 août 2005.

La Fiducie a conclu, le 17 novembre 2005, la scission partielle de sa filiale en propriété exclusive, AltaGas Utility Group Inc. (Utility Group), en tant que société ouverte distincte. Par suite de la scission, la Fiducie a distribué une action ordinaire d'Utility Group (estimée à 7,50 $ l'action) pour chaque tranche de 13,9592 parts de fiducie détenues le 14 novembre 2005.

Le 1er mars 2006, la distribution au comptant mensuelle de la Fiducie s'est élevée à 0,165 $ la part, payable aux porteurs de parts inscrits le 27 mars 2006.

Le 9 août 2006, la distribution au comptant mensuelle de la Fiducie s'est élevée à 0,17 $ la part, payable aux porteurs de parts inscrits le 25 août 2006. Au cours du troisième trimestre de 2006, AltaGas a déclaré des distributions au comptant de 0,505 $ la part comparativement à 0,47 $ la part au troisième trimestre de 2005.

Le tableau suivant résume l'historique des dividendes et des distributions déclarés par AltaGas depuis 2003[1] :

(en dollars par part)	**2006**	2005	2004	2003
Premier trimestre	**0,485 $**	0,45 $	0,11 $	0,08 $
Deuxième trimestre	**0,495**	0,45	0,30	0,08
Troisième trimestre	**0,505**	0,47	0,45	0,11
Quatrième trimestre	-	0,48	0,45	0,11
Distribution des actions[2]	-	0,54	-	-
	1,485 $	2,39 $	1,31 $	0,38 $

1) *Des dividendes ont été versés aux actionnaires, du premier trimestre de 2001 au premier trimestre de 2004 avant la réorganisation d'AltaGas Services Inc., qui est devenue AltaGas Income Trust. La conversion en fiducie a eu lieu en mai 2004, et des distributions mensuelles aux porteurs de parts ont été déclarées à compter de mai 2004.*

2) *Une action d'Utility Group a été émise pour chaque tranche de 13,9592 parts de fiducie détenues le 14 novembre 2005.*

Le 20 mai 2004, AltaGas a adopté un régime optionnel d'achat de parts, de réinvestissement des distributions et Premium DistributionMC (le régime de réinvestissement des distributions) pour les porteurs admissibles de parts de fiducie et de parts échangeables d'AltaGas Income Trust, d'AltaGas LP#1 et d'AltaGas LP#2. La participation au régime de réinvestissement des distributions a produit de nouveaux capitaux propres de 12,8 millions de dollars par suite de l'émission de 0,5 million de parts de fiducie pour le trimestre terminé le 30 septembre 2006. Au 30 septembre 2006, le régime de réinvestissement des distributions avait produit un total de 71,6 millions de dollars en nouveaux capitaux propres et de 2,9 millions de nouvelles parts depuis la création de la Fiducie. Pour obtenir tous les renseignements sur le régime de réinvestissement des distributions, consulter le site Web d'AltaGas à l'adresse www.altagas.ca.

RÉSULTATS CONSOLIDÉS

Résultats financiers consolidés	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2006**	2005	**2006**	2005
Produits	**317,9**	375,4	**995,2**	1 053,9
Produits nets[1]	**82,5**	71,3	**234,3**	218,2
BAIIA[1]	**45,1**	35,2	**128,6**	115,7
Bénéfice d'exploitation[1]	**33,7**	22,9	**94,6**	79,1
Bénéfice net	**28,8**	17,2	**87,2**	63,9
Total de l'actif	**1 030,6**	1 198,6	**1 030,6**	1 198,6
Dette à long terme	**276,0**	303,6	**276,0**	303,6
Entrées nettes d'immobilisations	**23,5**	17,5	**54,0**	26,1
Flux de trésorerie				
Flux de trésorerie d'exploitation[1]	**42,9**	31,0	**119,8**	92,6
Flux de trésorerie distribuables[1]	**42,1**	29,5	**115,8**	87,2
Distributions versées[2]	**27,8**	24,9	**81,4**	73,1
(en dollars par part)				
BAIIA[1]	**0,81**	0,65	**2,33**	2,15
Bénéfice net	**0,52**	0,32	**1,58**	1,19
Flux de trésorerie				
Flux de trésorerie d'exploitation[1]	**0,77**	0,57	**2,17**	1,72
Flux de trésorerie distribuables[1]	**0,75**	0,54	**2,09**	1,62
Distributions versées[2]	**0,50**	0,46	**1,475**	1,36
Parts en circulation (en millions)				
Nombre moyen pondéré de parts en circulation au cours de la période (de base)	**55,7**	54,2	**55,2**	53,8
Fin de la période	**55,9**	54,3	**55,9**	54,3

1) *Mesure financière non conforme aux PCGR. Se reporter à la section suivante du rapport de gestion.*
2) *Distributions mensuelles de 0,17 $ par part versées à compter de septembre 2006. D'avril 2006 à août 2006, des distributions mensuelles de 0,165 $ par part ont été versées. De septembre 2005 à mars 2006, des distributions mensuelles de 0,16 $ par part ont été versées. De juin 2004 à août 2005, des distributions mensuelles de 0,15 $ par part ont été versées.*

REVUE FINANCIÈRE CONSOLIDÉE

Le bénéfice net pour les périodes de trois mois et de neuf mois terminées le 30 septembre 2006 s'est établi respectivement à 28,8 millions de dollars (0,52 $ par part) et 87,2 millions de dollars (1,58 $ par part), comparativement à 17,2 millions de dollars (0,32 $ par part) et 63,9 millions de dollars (1,19 $ par part) pour les périodes correspondantes de 2005. L'augmentation du bénéfice net au troisième trimestre de 2006 est attribuable aux prix plus élevés obtenus sur les volumes d'électricité vendus en dépit d'une panne planifiée aux installations de Sundace, à une baisse des coûts de transport de l'électricité, à la hausse des différentiels de fractionnement des liquides de gaz naturel, et à la baisse des intérêts débiteurs, compensées en partie par une hausse des frais d'administration et des charges de personnel. La croissance du secteur Collecte et traitement sur place a été contrebalancée en partie par l'incidence négative des temps d'arrêt planifiés et non planifiés aux installations de Bantry et de Rainbow Lake.

Le bénéfice net pour les neuf mois terminés le 30 septembre 2006 a subi l'incidence des mêmes facteurs qu'au trimestre, ainsi que d'une économie d'impôts futurs sans effet sur la trésorerie de 6,6 millions de dollars découlant d'une réduction des taux d'imposition des sociétés du gouvernement fédéral et de l'Alberta constatée au deuxième trimestre de 2006. Le bénéfice net pour les neuf premiers mois de 2005 comprenait le secteur Distribution de gaz naturel qui a fait l'objet d'une scission partielle en novembre 2005, tandis qu'un gain après impôts de 7,9 millions de dollars à la vente des parts de Taylor au premier trimestre de 2005 et une perte non récurrente du placement de Taylor de 0,4 million de dollars ont également eu une incidence sur le bénéfice net dans les neuf premiers mois de 2005.

Les flux de trésorerie provenant de l'exploitation pour le troisième trimestre et les neuf premiers mois de 2006 se sont établis respectivement à 42,9 millions de dollars et à 119,8 millions de dollars, comparativement à 31,0 millions de dollars et à 92,6 millions de dollars pour les périodes correspondantes de l'exercice précédent. Les augmentations sont

attribuables à des résultats d'exploitation plus solides au troisième trimestre et dans les neuf premiers mois de 2006 en regard des mêmes périodes de l'exercice précédent.

Après consolidation, les produits nets pour le trimestre terminé le 30 septembre 2006 se sont établis à 82,5 millions de dollars, alors qu'ils ont atteint 71,3 millions de dollars au cours du même trimestre de l'exercice précédent. L'augmentation est due aux prix plus élevés obtenus sur les ventes d'électricité et à une baisse des coûts de transport de l'électricité, à la hausse des recouvrements des frais d'exploitation, aux travaux d'agrandissement et aux acquisitions dans le secteur Collecte et traitement sur place, à la hausse des différentiels de fractionnement et à l'acquisition de iQ2, contrebalancés partiellement par l'incidence de la perte du contrat avec Genesee et la scission partielle du secteur Distribution de gaz naturel en novembre 2005. Les produits nets déclarés par le secteur Distribution de gaz naturel au troisième trimestre de 2005 se sont établis à 6,1 millions de dollars.

Les produits nets pour les neuf mois terminés le 30 septembre 2006 se sont établis à 234,3 millions, comparativement à 218,2 millions de dollars pour la même période en 2005. L'augmentation est attribuable aux mêmes facteurs que ceux qui sont décrits pour le troisième trimestre. Les produits nets pour les neuf premiers mois de 2005 comprenaient 9,2 millions de dollars provenant du gain à la vente des parts de Taylor ainsi qu'un ajustement négatif non récurrent de 0,6 million de dollars lié à Taylor, et un montant de 24,8 millions de dollars provenant de la scission partielle du secteur Distribution de gaz naturel à la fin de 2005. Excluant l'incidence du gain net de Taylor et du secteur Distribution de gaz naturel, les produits nets pour les neuf premiers mois de 2006 ont augmenté de 27 % par rapport à la même période de l'exercice précédent.

Dans les secteurs Production d'électricité, Services énergétiques et Extraction et transport, les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de vente et de contraction, reflètent mieux le rendement que les produits étant donné que les variations des prix du marché pour le gaz naturel et l'électricité se répercutent à la fois sur les produits et le coût des produits vendus.

Les charges d'exploitation et d'administration pour les périodes de trois et de neuf mois terminées le 30 septembre 2006 ont été respectivement de 37,2 millions de dollars et de 105,7 millions de dollars, comparativement à 36,0 millions de dollars et à 102,5 millions de dollars pour les périodes correspondantes en 2005. Les augmentations découlent d'une hausse des charges de rémunération liée à la forte conjoncture économique de l'Alberta, de coûts additionnels liés aux nouvelles installations de collecte et de traitement sur place et d'un accroissement des coûts attribuable à l'acquisition de iQ2. Ces augmentations ont été compensées en partie par la scission partielle du secteur Distribution de gaz naturel au quatrième trimestre de 2005, qui a déclaré des frais d'exploitation et d'administration de respectivement 4,6 millions de dollars et 13,8 millions de dollars pour les périodes de trois et de neuf mois terminées le 30 septembre 2005. Des frais accrus de respectivement 0,5 million de dollars et 1,7 million de dollars au troisième trimestre et dans les neuf premiers mois de 2006 ont été engagés pour satisfaire aux nouvelles exigences d'attestation des Autorités canadiennes en valeurs mobilières visant les émetteurs.

Au troisième trimestre de 2006, les frais d'exploitation et d'administration liées aux frais du siège social précédemment constatés dans les secteurs d'exploitation dans la première moitié de l'exercice ont été contrepassés et constatés dans le secteur Siège social. La contrepassation a réduit les frais d'exploitation et d'administration de respectivement 1,9 million de dollars et 0,9 million de dollars dans les secteurs Collecte et traitement sur place et Services énergétiques, et a haussé ces frais de 3,0 millions de dollars dans le secteur Siège social. Les incidences sur les autres secteurs d'exploitation ont été négligeables. Les frais constatés dans les secteurs d'exploitation en 2005 n'ont pas été contrepassés. Dans le secteur Collecte et traitement sur place, une somme de 0,7 million de dollars a été constatée au premier trimestre et une somme de 0,6 million de dollars a été constatée aux deuxième et troisième trimestres de 2005. Le secteur Services énergétiques a constaté une somme de 0,2 million de dollars pour les neuf mois terminés le 30 septembre 2005.

La dotation aux amortissements pour les périodes de trois mois et de neuf mois terminées le 30 septembre 2006 a reculé pour s'établir respectivement à 11,4 millions de dollars et à 34,0 millions de dollars, par rapport à 12,3 millions de dollars et à 36,5 millions de dollars aux périodes correspondantes de l'exercice précédent. Les reculs sont attribuables à la scission partielle du secteur Distribution de gaz naturel, compensée en partie par des augmentations liées à la croissance des immobilisations résultant des acquisitions et des projets d'agrandissement interne, à une hausse de l'amortissement pour épuisement lié aux propriétés pétrolières et gazières de la Fiducie et à l'amortissement lié à l'acquisition de contrats de services énergétiques.

Les intérêts débiteurs pour les périodes de trois mois et de neuf mois terminées le 30 septembre 2006 ont été respectivement de 3,2 millions de dollars et de 9,9 millions de dollars, comparativement à 5,1 millions de dollars et à 15,2 millions de dollars pour les périodes correspondantes de l'exercice précédent. Les reculs au cours des deux périodes sont attribuables à une baisse des soldes d'endettement moyens découlant de l'utilisation du produit lié à la scission partielle le 17 novembre 2005 du secteur Distribution de gaz naturel pour rembourser 85,4 millions de dollars de dette, et à une augmentation des flux de trésorerie d'exploitation. A également contribué à la baisse des intérêts débiteurs, un taux d'emprunt moyen moins élevé de 4,8 % au troisième trimestre de 2006 (4,9 % pour les neuf premiers

mois de 2006), comparativement à 5,7 % au troisième trimestre de 2005 (5,8 % pour les neuf premiers mois de 2005), sous l'influence du refinancement en 2005 de la dette à terme à des taux inférieurs.

Les impôts sur les bénéfices pour le trimestre terminé le 30 septembre 2006 se sont établis à 1,7 million de dollars comparativement à 0,6 million de dollars pour la même période de l'exercice précédent. La charge d'impôts accrue est attribuable à la hausse du bénéfice net en 2006.

Les impôts sur les bénéfices pour la période de neuf mois terminée le 30 septembre 2006 ont consisté en des recouvrements de 2,5 millions de dollars comparativement à une charge de 0,1 million de dollars pour la période correspondante de l'exercice précédent. Au cours du deuxième trimestre de 2006, les gouvernements fédéral et albertain ont pratiquement adopté des réductions des taux d'imposition, ce qui a donné lieu à une baisse de la charge d'impôts de 6,6 millions de dollars. Les impôts sur les bénéfices pour les neuf premiers mois de 2005 comprenaient également une charge de 0,8 million de dollars liée au secteur Distribution de gaz naturel et une réduction du taux d'imposition effectif relativement au gain en capital lié à Taylor constaté au premier trimestre de 2005.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Dans le présent rapport de gestion, AltaGas fournit certaines mesures financières qui n'ont aucune signification normalisée prescrite par les principes comptables généralement reconnus (PCGR) du Canada. Ces mesures financières non conformes aux PCGR peuvent ne pas être comparables à des mesures similaires présentées par d'autres entités.

L'objet de ces mesures financières et leur rapprochement avec les mesures financières conformes aux PCGR sont présentés ci-après. Toutes ces mesures ont été calculées selon l'information déjà publiée par AltaGas.

Produits nets	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2006**	2005	**2006**	2005
Produits nets	**82,5**	71,3	**234,3**	218,2
Ajouter le coût des produits vendus	**235,4**	304,1	**760,9**	835,7
Produits (mesure financière conforme aux PCGR)	**317,9**	375,4	**995,2**	1 053,9

Dans les secteurs Production d'électricité, Services énergétiques et Extraction et transport, les produits nets sont une meilleure mesure de rendement que les produits, car les variations des prix de l'électricité et du gaz naturel achetés à des fins de revente et de contraction ont une incidence à la fois sur les produits et sur le coût des produits vendus.

Bénéfice d'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2006**	2005	**2006**	2005
Bénéfice d'exploitation	**33,7**	22,9	**94,6**	79,1
Ajouter (déduire) : Intérêts	**(3,2)**	(5,1)	**(9,9)**	(15,2)
Impôts sur les bénéfices	**(1,7)**	(0,6)	**2,5**	-
Bénéfice net (mesure financière conforme aux PCGR)	**28,8**	17,2	**87,2**	63,9

AltaGas présente le bénéfice d'exploitation sectoriel dans les notes afférentes aux états financiers consolidés.

BAIIA	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2006**	2005	**2006**	2005
BAIIA	**45,1**	35,2	**128,6**	115,7
Ajouter (déduire) : Amortissement	**(11,4)**	(12,3)	**(34,0)**	(36,5)
Intérêts	**(3,2)**	(5,1)	**(9,9)**	(15,2)
Impôts sur les bénéfices	**(1,7)**	(0,6)	**2,5**	-
Bénéfice net (mesure financière conforme aux PCGR)	**28,8**	17,2	**87,2**	63,9

Le BAIIA aide à comprendre la capacité de la Fiducie de produire des flux de trésorerie et de couvrir les paiements d'intérêt.

Flux de trésorerie d'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2006**	2005	**2006**	2005
Flux de trésorerie d'exploitation	**42,9**	31,0	**119,8**	92,6
Ajouter (déduire) :				
Variation nette du fonds de roulement hors caisse et coûts de mise hors service d'immobilisations et autres coûts engagés	**(2,1)**	1,9	**(9,5)**	(11,6)
Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR)	**40,8**	32,9	**110,3**	81,0

Les flux de trésorerie d'exploitation aident à déterminer la capacité de la Fiducie de produire des flux de trésorerie liés aux activités d'exploitation, après intérêts et impôts, sans tenir compte des variations du fonds de roulement hors caisse et des coûts de mise hors service d'immobilisations de la Fiducie et autres coûts au cours de la période.

Flux de trésorerie distribuables	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2006**	2005	**2006**	2005
Flux de trésorerie distribuables	**42,1**	29,5	**115,8**	87,2
Ajouter (déduire) :				
Dépenses en capital d'entretien	**0,8**	1,5	**4,0**	5,4
Variation nette du fonds de roulement hors caisse et coûts de mise hors service d'immobilisations et autres coûts engagés	**(2,1)**	1,9	**(9,5)**	(11,6)
Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR)	**40,8**	32,9	**110,3**	81,0

Les flux de trésorerie distribuables de la Fiducie correspondent aux flux de trésorerie d'exploitation consolidés avant les variations du fonds de roulement hors caisse et les coûts de mise hors service d'immobilisations et autres coûts engagés, déduction faite des dépenses en capital de maintenance. Les flux de trésorerie distribuables ne constituent pas une mesure du rendement conforme aux PCGR et ils ne peuvent être garantis. Le calcul par la Fiducie des flux de trésorerie distribuables peut différer de calculs semblables par des entités comparables. Les flux de trésorerie distribuables sont une mesure du rendement importante utilisée par la direction et les investisseurs pour évaluer le rendement de la Fiducie et de ses filiales actives.

RÉSULTATS D'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

Bénéfice d'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2006**	2005	**2006**	2005
Collecte et traitement sur place	**7,4**	5,2	**18,4**	16,5
Extraction et transport	**10,4**	7,7	**28,1**	23,4
Production d'électricité	**24,1**	12,7	**65,4**	32,8
Services énergétiques	**1,6**	1,3	**2,5**	3,8
Distribution de gaz naturel	**-**	(0,5)	**-**	5,0
Siège social	**(9,8)**	(3,5)	**(19,8)**	(2,4)
	33,7	22,9	**94,6**	79,1

COLLECTE ET TRAITEMENT SUR PLACE

Le secteur Collecte et traitement sur place comprend les installations de collecte et de traitement sur place, ainsi que les placements d'AltaGas dans des entreprises œuvrant dans un secteur connexe à la collecte et au traitement.

Résultats financiers (en millions de dollars)	Trois mois terminés les 30 septembre **2006**	2005	Neuf mois terminés les 30 septembre **2006**	2005
Produits	**34,7**	32,8	**102,7**	94,4
Produits nets	**32,3**	29,5	**95,2**	86,1
Charges d'exploitation et d'administration	**19,0**	19,1	**59,5**	54,3
Dotation aux amortissements	**5,8**	5,2	**17,4**	15,3
Bénéfice d'exploitation[1]	**7,4**	5,2	**18,4**	16,5
Statistiques d'exploitation	Trois mois terminés les 30 septembre **2006**	2005	Neuf mois terminés les 30 septembre **2006**	2005
Capacité (mmpc/j)[2]	**1 021**	926	**1 021**	926
Débit (mmpc/j bruts)[3]	**537**	554	**557**	560
Utilisation de la capacité (%)[3]	**53**	60	**55**	60
Participation directe moyenne (%)[2]	**92**	89	**92**	89

1) Les chiffres ayant été arrondis, leur somme peut ne pas correspondre aux totaux indiqués.
2) Au 30 septembre.
3) Moyenne de la période.

Résultats d'exploitation

Le bénéfice d'exploitation dans le secteur Collecte et traitement sur place au troisième trimestre de 2006 a été de 7,4 millions de dollars, en regard de 5,2 millions de dollars à la période correspondante de l'exercice précédent. L'augmentation reflète principalement la hausse des bénéfices attribuable aux installations nouvelles et élargies, y compris Blair Creek, Clear Prairie et Princess, à des frais d'exploitation et d'administration moins élevés de 2,3 millions de dollars liés surtout aux frais du siège social déjà imputés au secteur et à environ 0,5 million de dollars provenant de contrats d'achat ferme. Ces augmentations ont été annulées en partie par les coûts liés aux améliorations de processus réalisées à Bantry, et par le recul des produits attribuable à une baisse du débit.

Le débit pour le troisième trimestre a été de 537 mmpc/j en moyenne, en baisse de 17 mmpc/j par rapport au troisième trimestre de 2005, et de 28 mmpc/j par rapport au deuxième trimestre de 2006. Les volumes dans les districts sud et centre sont demeurés stables au cours du trimestre par rapport au deuxième trimestre de 2006. Dans le district nord-est, les volumes ont chuté de 5 %, ce qui est habituel pour cette région où une grande partie des activités de forage ont lieu dans des zones accessibles seulement l'hiver. Dans le district nord-ouest, le débit a été moins élevé de près de 15 %, la maintenance de pipelines en aval par un tiers ayant donné lieu à des baisses de volumes en septembre. De plus, les volumes ont baissé à Princess en raison de la mise en service d'un système d'injection de gaz sulfureux à l'usine. Compte tenu de l'emplacement où sont survenues les baisses de débit au troisième trimestre, AltaGas prévoit une remontée du débit dès que le forage d'hiver commencera et que les installations reprendront leurs activités normales.

Le bénéfice d'exploitation dans le secteur Collecte et traitement sur place pour les neuf mois terminés le 30 septembre 2006 a été de 18,4 millions de dollars, en regard de 16,5 millions de dollars à la période correspondante de l'exercice précédent. L'augmentation est principalement attribuable à une hausse des bénéfices attribuable aux installations nouvelles et élargies qui se sont ajoutées à la fin de 2005 et au cours de 2006, y compris Blair Creek, Clear Prairie et Princess, et à environ 1,6 million de dollars provenant de contrats d'achat ferme, ainsi qu'à des frais du siège social déjà imputés au secteur. Les augmentations ont été contrebalancées par des temps d'arrêt planifiés et non planifiés aux installations de Bantry d'AltaGas, par des interruptions en amont à l'usine de Rainbow Lake dans la première moitié de l'exercice et par la baisse du débit au troisième trimestre dont il est question plus haut. Le bénéfice d'exploitation, déduction faite des charges du siège social déjà imputées au secteur pour les neuf mois terminés le 30 septembre 2006, est demeuré stable en regard de la même période de l'exercice précédent.

L'utilisation de la capacité enregistrée au cours du troisième trimestre de 2006 a été de 53 %, comparativement à 60 % au cours du trimestre correspondant de l'exercice précédent, et de 55 % dans les neuf premiers mois de l'exercice, comparativement à 60 % à la même période de l'exercice précédent. Au troisième trimestre de 2006, la capacité s'est accrue de 19 mmpc/j, 10 mmpc/j à Clear Hills et 9 mmpc/j grâce aux travaux d'agrandissement à Prairie River. Les deux installations sont entrées en service à la mi-septembre et ont augmenté leur capacité en fin de trimestre sans grande incidence sur les volumes traités semestriellement, ce qui a réduit l'utilisation de deux points de pourcentage. De plus,

les installations nouvelles et élargies ont continué de fonctionner à des vitesses inférieures à la pleine vitesse, réduisant l'utilisation de deux autres points de pourcentage. D'autres travaux de maintenance des installations effectués au cours du trimestre ont contribué à réduire l'utilisation d'un autre point de pourcentage. Les districts sud et centre continuent de fonctionner selon des niveaux d'utilisation normaux. AltaGas prévoit que l'utilisation s'améliorera au quatrième trimestre.

Les produits dans le secteur Collecte et traitement sur place pour les périodes de trois mois et de neuf mois terminées le 30 septembre 2006 se sont établis respectivement à 34,7 millions de dollars et à 102,7 millions de dollars, comparativement à 32,8 millions de dollars et à 94,4 millions de dollars aux périodes correspondantes de l'exercice précédent. Les produits nets ont augmenté pour passer de 29,5 millions de dollars au troisième trimestre de 2005 à 32,3 millions de dollars, et de 86,1 millions de dollars dans les neuf premiers mois de l'exercice à 95,2 millions de dollars. Les hausses sont surtout attribuables à l'augmentation des recouvrements des frais d'exploitation, à l'accroissement du débit découlant des travaux d'agrandissement et des ajouts, aux ajustements dus à des contrats d'achat ferme et à la hausse des frais de collecte et de traitement, contrebalancés en partie par la baisse des volumes dont il est question plus haut.

Les charges d'exploitation et d'administration dans le secteur Collecte et traitement sur place ont été respectivement de 19,0 millions de dollars et de 59,5 millions de dollars au troisième trimestre et pour les neuf premiers mois de 2006, en regard de 19,1 millions de dollars et de 54,3 millions de dollars au cours des mêmes périodes de l'exercice précédent. Les installations nouvelles et élargies des installations existantes, ainsi que la hausse des coûts d'électricité, ont contribué aux augmentations au cours des deux périodes de 2006. Au troisième trimestre de 2006, 43 % des charges d'exploitation ont été recouvrées au moyen d'ententes de transfert de coûts, comparativement à 31 % au troisième trimestre de 2005. Les hausses de frais d'exploitation et d'administration ont été compensées en partie par une diminution des réparations et des frais de maintenance au troisième trimestre et depuis le début de l'exercice, et par une baisse des frais du siège social déjà imputés au secteur. Un ajustement positif de 0,7 million de dollars constaté au premier trimestre de 2005 relativement à une installation en copropriété a également contribué à l'augmentation des charges d'exploitation et d'administration par rapport aux mêmes périodes de l'exercice précédent.

La dotation aux amortissements dans le secteur Collecte et traitement sur place au troisième trimestre et dans les neuf premiers mois de 2006 s'est établie respectivement à 5,8 millions de dollars et à 17,4 millions de dollars, comparativement à 5,2 millions de dollars et à 15,3 millions de dollars pour les mêmes périodes de l'exercice précédent, en raison de l'amortissement de nouvelles usines y compris Blair Creek, Princess, Clear Prairie et d'autres acquisitions d'immobilisations en 2005 et 2006.

Le bénéfice d'exploitation en pourcentage des produits nets dans le secteur Collecte et traitement sur place au troisième trimestre et dans les neuf premiers mois de 2006 a été respectivement de 23 % et de 19 %, comparativement à environ 18 % pour les mêmes périodes de 2005. Les augmentations sont principalement attribuables à une hausse des bénéfices attribuable aux installations nouvelles et élargies qui se sont ajoutées en 2005 et 2006, aux frais du siège social moins élevés déjà imputés au secteur, qui ont augmenté le bénéfice d'exploitation, à la hausse des recouvrements des frais d'exploitation et à l'encaissement de sommes provenant de contrats d'achat ferme dans les neuf premiers mois de l'exercice, qui ont contribué à la hausse des produits nets.

Perspectives

Comte tenu de la récente baisse des prix du gaz naturel, certains producteurs ont annoncé un ralentissement des activités de forage. AltaGas prévoit que toute incidence sur les volumes traités aux installations sera temporaire et que le secteur Collecte et traitement sur place continuera de tirer parti des acquisitions et des travaux d'agrandissement en 2005 et 2006, ainsi que des récentes activités de maintenance des installations qui ont entraîné une hausse correspondante de l'utilisation des installations. Les volumes de traitement ont augmenté pour s'établir à 560 mmpc/j à la fin de septembre. AltaGas prévoit une intensification des activités dans les districts nord-est et nord-ouest avec la reprise des activités de forage dans les zones qui sont accessibles seulement l'hiver.

Pour 2007, AltaGas prévoit saisir de nouvelles occasions de faire des acquisitions et de mener des travaux d'agrandissement et de construction d'installations de traitement étant donné que les producteurs continuent d'investir dans les activités de forage.

EXTRACTION ET TRANSPORT

Le secteur Extraction et transport comprend les participations dans les installations d'extraction de l'éthane et des liquides de gaz naturel (LGN) et les gazoducs de transport.

Résultats financiers	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2006**	2005	**2006**	2005
Produits	**41,1**	47,5	**114,6**	133,8
Produits nets	**17,9**	14,9	**47,7**	41,9
Charges d'exploitation et d'administration	**5,6**	5,3	**13,8**	12,9
Dotation aux amortissements	**1,9**	1,9	**5,8**	5,6
Bénéfice d'exploitation	**10,4**	7,7	**28,1**	23,4

Statistiques d'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2006	2005	**2006**	2005
Capacité d'amenée (mmpc/j)[1]	**539**	539	**539**	539
Production (b/j)[2]	**19 880**	18 065	**19 421**	19 339
Volumes transportés (mmpc/j)[2, 3]	**388**	431	**396**	432

1) Au 30 septembre.
2) Moyenne de la période.
3) Exclut les volumes du condensat du gazoduc.

Résultats d'exploitation

Le bénéfice d'exploitation du secteur Extraction et transport au troisième trimestre de 2006 et pour les neuf premiers mois de l'exercice a été respectivement de 10,4 millions de dollars et de 28,1 millions de dollars, comparativement à 7,7 millions de dollars et à 23,4 millions de dollars pour les périodes correspondantes de l'exercice précédent. Les augmentations sont attribuables principalement à la hausse des différentiels de fractionnement et aux volumes de traitement accrus des LGN dans le secteur de l'extraction. Les différentiels de fractionnement au troisième trimestre et dans les neuf premiers mois de 2006 ont dépassé respectivement 25 $ le baril et 20 $ le baril, comparativement à environ 11 $ le baril et 10 $ le baril au cours des périodes correspondantes de 2005. Le bénéfice d'exploitation pour le secteur du transport au cours du trimestre et pour les neuf premiers mois de 2006 est demeuré essentiellement stable par rapport à celui de 2005.

Les volumes moyens d'éthane et de LGN ont augmenté pour s'établir à 19 880 b/j au troisième trimestre de 2006, comparativement à 18 065 b/j au trimestre correspondant de l'exercice précédent. La hausse des volumes est surtout attribuable aux volumes accrus de gaz naturel traités aux installations Empress au troisième trimestre de 2006 et aux deux semaines de temps d'arrêt à l'une des installations Empress d'AltaGas en juillet 2005. Les volumes moyens d'éthane et de LGN pour les neuf mois de 2006 se sont établis à 19 421 b/j en regard de 19 339 b/j à la même période de 2005. Les volumes de transport ont chuté au troisième trimestre et dans les neuf premiers mois de 2006 comparativement aux périodes correspondantes de l'exercice précédent, surtout sur les gazoducs de Suffield et Cold Lake en raison d'une baisse des livraisons des producteurs. Les volumes sur les deux réseaux devraient augmenter au cours du quatrième trimestre. Le débit de transport a eu peu d'incidence sur les résultats financiers en raison des ententes contractuelles fondées sur le coût du service et des contrats d'achat ferme en vigueur.

Les produits du secteur Extraction et transport au troisième trimestre et pour les neuf premiers mois de 2006 ont été respectivement de 41,1 millions de dollars et de 114,6 millions de dollars, comparativement à 47,5 millions de dollars et à 133,8 millions de dollars aux périodes correspondantes de l'exercice précédent. Les diminutions découlent surtout des contrats d'achat associés au remplacement du gaz de contraction dans les activités d'extraction. Les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de contraction, reflètent mieux le rendement dans le secteur de l'extraction que les produits étant donné que les variations du prix du marché du gaz naturel se répercutent à la fois sur les produits et sur le coût des marchandises vendues.

Les produits nets au troisième trimestre et pour les neuf premiers mois de 2006 se sont élevés respectivement à 17,9 millions de dollars et à 47,7 millions de dollars, comparativement à 14,9 millions de dollars et à 41,9 millions de dollars pour les périodes correspondantes de l'exercice précédent. La hausse des différentiels de fractionnement et les volumes de traitement accrus ont donné lieu à des augmentations des produits nets de respectivement 2,2 millions de dollars et 4,4 millions de dollars pour les périodes de trois mois et de neuf mois terminées le 30 septembre 2006 en regard des périodes correspondantes de l'exercice précédent. Les produits nets traduisent également une hausse du recouvrement de coûts associée à la production additionnelle aux installations Empress.

Les charges d'exploitation et d'administration dans le secteur Extraction et transport au troisième trimestre et pour les neuf premiers mois de 2006 ont été respectivement de 5,6 millions de dollars et de 13,8 millions de dollars, comparativement à 5,3 millions de dollars et à 12,9 millions de dollars aux mêmes périodes de l'exercice précédent. Ces augmentations sont principalement attribuables à la hausse des frais d'exploitation liée à la production accrue aux usines Empress.

L'amortissement dans le secteur Extraction et transport au troisième trimestre et pour les neuf premiers mois de 2006 est demeuré relativement stable à respectivement 1,9 million de dollars et 5,8 millions de dollars, en regard de 1,9 million de dollars et de 5,6 millions de dollars aux mêmes périodes de l'exercice précédent.

Le bénéfice d'exploitation en pourcentage des produits nets dans le secteur Extraction et transport au troisième trimestre et pour les neuf premiers mois de 2006 a été respectivement de 58 % et de 59 %, en regard de 52 % et de 56 % au cours des mêmes périodes de l'exercice précédent. Les augmentations sont attribuables principalement aux hausses des différentiels de fractionnement des LGN dans le secteur de l'extraction.

Perspectives

Le secteur Extraction et transport devrait continuer d'afficher une solide performance et des rendements prévisibles et stables grâce aux ententes contractuelles en vigueur. Le projet d'extraction de coupes lourdes aux installations d'Edmonton devrait être terminé le 1er décembre 2006, ce qui devrait accroître la production d'éthane de 700 b/j. De plus, selon les prévisions actuelles relatives aux prix du gaz naturel et des produits, AltaGas prévoit que les 6 % de la production exposée aux différentiels de fractionnement continueront de donner lieu à des marges semblables pendant le reste de l'exercice, comme celles qui ont été réalisées plus tôt cette année.

PRODUCTION D'ÉLECTRICITÉ

Le secteur Production d'électricité comprend les ententes d'achat d'électricité de Sundance et les centrales de pointe alimentées au gaz.

Résultats financiers	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2006**	2005	**2006**	2005
Produits	**48,7**	48,3	**140,0**	132,0
Produits nets	**26,1**	15,0	**71,8**	39,6
Charges d'exploitation et d'administration	**0,2**	0,5	**0,9**	1,3
Dotation aux amortissements	**1,8**	1,8	**5,5**	5,5
Bénéfice d'exploitation	**24,1**	12,7	**65,4**	32,8

Statistiques d'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2006	2005	**2006**	2005
Volume d'électricité vendue (en milliers de MWh)	**669**	872	**2 167**	2 587
Prix moyen reçu à la vente d'électricité ($/MWh)[1]	**72,88**	55,40	**64,60**	51,03
Prix au comptant moyen de l'Alberta Power Pool ($/MWh)[1]	**94,87**	66,79	**68,36**	54,72

1) Moyenne de la période.

Résultats d'exploitation

Le bénéfice d'exploitation dans le secteur Production d'électricité au troisième trimestre et pour les neuf premiers mois de 2006 s'est établi respectivement à 24,1 millions de dollars et à 65,4 millions de dollars, comparativement à 12,7 millions de dollars et à 32,8 millions de dollars aux mêmes périodes de l'exercice précédent. Les augmentations découlent principalement de la hausse des prix effectifs faisant l'objet de couverture conjuguée à la progression des prix du «pool» moyens et à la diminution des coûts de transport engagés, ainsi que des contributions accrues des centrales de pointe alimentées au gaz. Au cours du troisième trimestre de 2006, il y a eu une interruption planifiée à l'installation Sundance. Les incidences financières de l'interruption ont été atténuées par la disponibilité des paiements incitatifs et par des achats de contrats à terme.

Les produits nets du secteur Production d'électricité au troisième trimestre et pour les neuf premiers mois de 2006 se sont établis respectivement à 26,1 millions de dollars et à 71,8 millions de dollars, en regard de 15,0 millions de dollars et de 39,6 millions de dollars au cours des mêmes périodes de l'exercice précédent, en raison de prix moyens plus élevés reçus à la vente d'électricité et de coûts de transport moins élevés, contrebalancés en partie par l'incidence de

l'expiration du contrat d'électricité de Genesee en mars 2006.

Le prix moyen reçu reflète l'incidence de la conclusion de contrats de vente à terme à des prix plus élevés qu'en 2005, ainsi que l'incidence de prix plus élevés reçus sur les ventes sur le marché au comptant, pour ce qui est de la partie non couverte des ventes d'électricité d'AltaGas. Les prix de l'électricité plus élevés reçus sur les ventes faisant l'objet d'une couverture et au comptant ont contribué à accroître les produits nets de 3,8 millions de dollars au cours du trimestre et de 13,9 millions de dollars au cours des neuf mois terminés le 30 septembre 2006.

La baisse des frais de transport a contribué à hauteur de 6,4 millions de dollars à l'augmentation des produits nets pour le trimestre et à hauteur de 12,9 millions de dollars pour les neuf mois terminés le 30 septembre 2006. Cette baisse découle surtout d'un transfert de responsabilité relative aux frais d'interconnexion et de réserve d'exploitation des producteurs d'électricité aux acheteurs d'électricité, qui est entré en vigueur le 1er janvier 2006. Parmi les autres incidences favorables sur les produits nets au troisième trimestre et pour les neuf premiers mois de 2006, citons une diminution des pertes de lignes et une contribution accrue des centrales de pointe au gaz naturel. L'expiration du contrat d'électricité avec Genesee a réduit les produits nets d'environ 3,5 millions de dollars au troisième trimestre de 2006 par rapport au trimestre correspondant de 2005.

Les charges d'exploitation, d'administration et d'amortissement au troisième trimestre et dans les neuf premiers mois de 2006 ont été légèrement moins élevées qu'aux périodes correspondantes de l'exercice précédent.

Le bénéfice d'exploitation en pourcentage des produits nets a augmenté pour s'établir à 92 % au troisième trimestre de 2006 par rapport à 85 % au même trimestre de 2005, et à 91 % pour les neuf premiers mois de 2006 en regard de 83 % en 2005 en raison d'une hausse des prix de l'électricité et d'une baisse des frais de transport en 2006.

Le volume d'électricité vendu au cours des périodes de trois mois et de neuf mois terminées le 30 septembre 2006 a été moins élevé qu'aux périodes correspondantes de l'exercice précédent en raison de l'expiration du contrat d'électricité avec Genesee le 31 mars 2006.

Perspectives

Le bénéfice d'exploitation du secteur Production d'électricité pour l'exercice devrait être plus élevé qu'en 2005 en dépit de l'expiration du contrat d'électricité avec Genesee le 31 mars 2006. La direction prévoit que les résultats dans le secteur Production d'électricité continueront de profiter des solides prix de l'électricité sur les volumes couverts pour le reste de l'exercice et en 2007.

Il est prévu que BMWLP entreprendra la construction du projet éolien de 120 MW au milieu de 2007, qui devrait prendre fin en 2009. L'investissement total à ce jour est d'environ 1,8 million de dollars et AltaGas a fourni une lettre de crédit de 7,2 millions de dollars à BC Hydro. Aucun autre paiement de capitaux important n'est prévu avant le début des travaux de construction.

SERVICES ÉNERGÉTIQUES

Le secteur Services énergétiques comprend les activités de gestion énergétique, les services gaziers et la production pétrolière et gazière. AltaGas n'exerce pas d'activités liées à l'exploration et à la mise en valeur de réserves de gaz naturel. Toutefois, relativement à certaines de ses acquisitions d'installations, AltaGas a accumulé un portefeuille de réserves de pétrole et de gaz naturel qu'elle continue de détenir et de mettre en production.

Résultats financiers	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2006**	2005	**2006**	2005
Produits	**211,2**	271,0	**694,0**	741,2
Produits nets	**6,1**	5,7	**18,6**	17,2
Charges d'exploitation et d'administration	**3,3**	3,5	**12,5**	10,7
Dotation aux amortissements	**1,2**	0,9	**3,6**	2,7
Bénéfice d'exploitation	**1,6**	1,3	**2,5**	3,8
Statistiques d'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2006	2005	**2006**	2005
Contrats de services de gestion énergétique[1]	**1 342**	534	**1 342**	534
Volumes de gaz moyens mis en marché (GJ/j)[2]	**325 419**	299 282	**319 589**	314 167

1) Contrats de services de gestion énergétique en vigueur à la fin de la période visée.
2) Moyenne de la période.

Résultats d'exploitation

Le bénéfice d'exploitation dans le secteur Services énergétiques au troisième trimestre et pour les neuf premiers mois de 2006 a été respectivement de 1,6 million de dollars et de 2,5 millions de dollars, en regard de 1,3 million de dollars et de 3,8 millions de dollars aux périodes correspondantes de l'exercice précédent. L'augmentation au troisième trimestre de 2006 est attribuable à une réduction de 0,9 million de dollars des frais d'exploitation et d'administration liée aux frais du siège social déjà imputés au secteur et à une activité accrue dans le secteur de la gestion de l'énergie, compensées en partie par une hausse des frais d'exploitation et d'administration résultant de l'acquisition de iQ2 au quatrième trimestre de 2005, d'un recul des marges de transport et de change dans le secteur des services gaziers, d'une baisse des volumes de production et de taux d'épuisement plus élevés dans le secteur de la production pétrolière et gazière.

Le bénéfice d'exploitation pour les neuf mois terminés le 30 septembre 2006 a subi l'incidence des mêmes facteurs opérationnels qu'au trimestre. Au premier trimestre de 2005, un règlement partiel de 0,6 million de dollars lié à un contrat de commercialisation du gaz a été reçu. Pour les neuf mois terminés le 30 septembre 2005, un montant de 0,2 million de dollars de frais du siège social semblables à ceux qui ont été contrepassés au trimestre ont été constatés dans le secteur.

Les produits nets du secteur Services énergétiques au troisième trimestre et dans les neuf premiers mois de 2006 ont été respectivement de 6,1 millions de dollars et de 18,6 millions de dollars, comparativement à 5,7 millions de dollars et à 17,2 millions de dollars aux périodes correspondantes de l'exercice précédent. Les augmentations sont attribuables à l'acquisition de iQ2 au quatrième trimestre de 2005 et à un accroissement de l'activité dans le secteur de la gestion énergétique, compensés en partie par un recul des marges de transport et de change dans le secteur des services gaziers et une baisse des volumes de production attribuable à l'épuisement des réserves.

Pour le troisième trimestre de 2006, les charges d'exploitation et d'administration du secteur Services énergétiques ont atteint 3,3 millions de dollars, contre 3,5 millions de dollars pour le trimestre correspondant de l'exercice précédent. L'augmentation des frais par suite de l'acquisition de iQ2 et la hausse des frais généraux ont été plus que compensés par la réduction de 0,9 million de dollars des frais d'exploitation et d'administration liés aux frais du siège social déjà imputés au secteur.

Les frais d'exploitation et d'administration ont été respectivement de 12,5 millions de dollars et de 10,7 millions de dollars pour les neuf mois terminés les 30 septembre 2006 et 2005. L'augmentation est attribuable à l'acquisition de iQ2 en novembre 2005.

La dotation aux amortissements au troisième trimestre et pour les neuf premiers mois de 2006 s'est établie respectivement à 1,2 million de dollars et à 3,6 millions de dollars, en regard de 0,9 million de dollars et de 2,7 millions de dollars aux mêmes périodes de 2005. Les augmentations découlent surtout d'une hausse des taux d'épuisement et d'amortissement liés à la production pétrolière et gazière et de l'amortissement lié aux contrats de Services énergétiques.

Le bénéfice d'exploitation en pourcentage des produits nets au troisième trimestre de 2006 a augmenté pour s'établir à 26 % par rapport à 23 % au trimestre correspondant de l'exercice précédent. L'augmentation est principalement attribuable à la hausse du bénéfice d'exploitation résultant de l'ajustement pour les frais du siège social déjà imputés au secteur. Le bénéfice d'exploitation en pourcentage des produits nets pour les neuf mois terminés le 30 septembre 2006 a été de 13 % comparativement à 22 % pour la période correspondante de l'exercice précédent en raison d'une hausse des frais et d'un crédit non récurrent au premier semestre de 2005, d'une réduction des marges de transport et de change dans le secteur des services gaziers et d'une baisse des volumes de production en 2006.

Perspectives

Le bénéfice d'exploitation du secteur Services énergétiques devrait être à la hausse pour le reste de l'exercice. Une croissance des frais de gestion énergétique est attendue compte tenu de l'ajout de clients de services de gestion, notamment avec l'expansion de la gestion de l'approvisionnement en électricité de l'Ontario. Les récentes baisses des prix du gaz ont provoqué des occasions de conclure des contrats pluriannuels d'achat et des ventes à prix fixe, ce qui devrait accroître nos marges.

DISTRIBUTION DE GAZ NATUREL

Le secteur Distribution de gaz naturel comprenait AltaGas Utilities Inc., la participation de un tiers d'AltaGas dans Inuvik Gas Ltd. et sa participation de 24,9 % dans Heritage Gas Limited. Le 17 novembre 2005, la Fiducie a procédé à la scission partielle du secteur Distribution de gaz naturel pour en faire une société ouverte distincte.

Résultats financiers	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2006**	2005	**2006**	2005
Produits	-	18,2	-	86,6
Produits nets	-	6,1	-	24,8
Charges d'exploitation et d'administration	-	4,6	-	13,8
Dotation aux amortissements	-	2,0	-	6,0
Bénéfice (perte) d'exploitation	-	(0,5)	-	5,0

Statistiques d'exploitation[1]	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2006	2005	**2006**	2005
Volume de gaz naturel distribué				
Ventes	-	1,4	-	8,8
Transport (bpc)	-	2,5	-	7,4
Variation météorologique en degrés-jours (%)[2]	-	18,0	-	(0,1)
Nombre de clients[3]	-	61 017	-	61 017

1) AltaGas Utilities Inc. seulement.
2) Écart par rapport à une moyenne de 20 ans. Les écarts positifs sont favorables.
3) Aux 30 septembre.

Au moyen d'une série d'opérations, la participation de la Fiducie dans Utility Group, la société de portefeuille détenant l'ancien secteur Distribution de gaz naturel, a été réduite à 26,7 %. Avant ces opérations, les résultats d'exploitation et financiers du secteur Distribution de gaz naturel étaient consolidés par la Fiducie. Depuis le 17 novembre 2005, la Fiducie comptabilise sa participation dans Utility Group comme un placement en titres de capitaux propres, constatant sa quote-part du bénéfice net ou de la perte nette dans le secteur Siège social selon la méthode de la comptabilisation à la valeur de consolidation.

SIÈGE SOCIAL

Le secteur Siège social comprend les coûts liés à la prestation de services généraux, ainsi que les frais généraux de l'entreprise et les placements dans des entités publiques et privées.

Résultats financiers	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2006**	2005	**2006**	2005
Produits	**0,5**	0,6	**2,8**	10,1
Charges d'exploitation et d'administration	**9,7**	3,6	**20,8**	11,0
Dotation aux amortissements	**0,6**	0,5	**1,8**	1,5
Perte d'exploitation	**(9,8)**	(3,5)	**(19,8)**	(2,4)

Résultats d'exploitation

La perte d'exploitation dans le secteur Siège social pour le troisième trimestre de 2006 a été de 9,8 millions de dollars comparativement à 3,5 millions de dollars pour la même période de l'exercice précédent. La perte accrue est attribuable à un ajustement de 3,0 millions de dollars lié aux frais du siège social déjà imputés aux secteurs d'exploitation, et aux frais généraux et d'administration plus élevés résultant principalement de majorations des coûts généraux et de frais engagés pour satisfaire aux nouvelles exigences d'attestation des Autorités canadiennes en valeurs mobilières à l'endroit des émetteurs assujettis. Au troisième trimestre de 2005, les frais du siège social imputés aux secteurs d'exploitation ont été de 0,8 million de dollars.

Dans les neuf premiers mois de 2006, le secteur a constaté une perte de 19,8 millions de dollars comparativement à une perte de 2,4 millions de dollars pour la même période de l'exercice précédent. La perte accrue est attribuable aux mêmes facteurs que ceux qui sont indiqués pour le trimestre. De plus, au premier trimestre de 2005, AltaGas a comptabilisé un gain avant impôts de 9,2 millions de dollars en raison de la réduction de sa participation dans Taylor. Les charges d'exploitation et d'administration pour les neuf mois terminés le 30 septembre 2005 excluaient 2,2 millions de dollars de frais du siège social qui ont été constatés dans les secteurs d'exploitation.

Les produits au troisième trimestre de 2006 se sont établis à 0,5 million de dollars comparativement à 0,6 million de dollars pour le trimestre correspondant de l'exercice précédent. Les produits pour la période de neuf mois terminée le 30 septembre 2006 se sont établis à 2,8 millions de dollars comparativement à 10,1 millions de dollars à la période correspondante de l'exercice précédent. La baisse des produits pour les neuf mois terminés le 30 septembre 2006 découle du gain avant impôts de 9,2 millions de dollars lié à la vente des parts de Taylor, compensé en partie par une charge non récurrente de 0,6 million de dollars au deuxième trimestre de 2005 résultant de la participation d'AltaGas dans Taylor.

Les charges d'exploitation et d'administration au troisième trimestre et pour les neuf premiers mois de 2006 ont été respectivement de 9,7 millions de dollars et de 20,8 millions de dollars, comparativement à 3,6 millions de dollars et à 11,0 millions de dollars pour les mêmes périodes de l'exercice précédent. L'augmentation des charges d'administration du secteur reflète l'ajustement de 3,0 millions de dollars lié aux frais déjà imputés aux secteurs d'exploitation, les frais accrus engagés pour soutenir la croissance de la Fiducie et les frais engagés pour satisfaire aux nouvelles exigences d'attestation des Autorités canadiennes en valeurs mobilières à l'endroit des émetteurs assujettis. Les frais engagés pour satisfaire aux exigences d'attestation se sont élevés respectivement à 0,5 million de dollars et à 1,7 million de dollars pour le troisième trimestre et les neuf mois terminés le 30 septembre 2006. Les charges d'exploitation et d'administration pour le trimestre et les neuf mois terminés le 30 septembre 2005 excluaient respectivement 0,8 million de dollars et 2,2 millions de dollars de frais du siège social qui ont été constatés dans les secteurs d'exploitation.

La dotation aux amortissements a été de 0,6 million de dollars et de 1,8 million de dollars pour le troisième trimestre et les neuf premiers mois de 2006 comparativement à 0,5 million de dollars et à 1,5 million de dollars pour les périodes correspondantes de l'exercice précédent en raison de l'accroissement des frais d'immobilisations, incluant des projets portant sur du matériel informatique et des logiciels.

SOMMAIRE DES RÉSULTATS CONSOLIDÉS DES HUIT DERNIERS TRIMESTRES

(en millions de dollars)	**T3-06**	T2-06	T1-06	T4-05	T3-05	T2-05	T1-05	T4-04
Produits nets[1]	**82,5**	72,8	79,1	78,7	71,3	67,5	79,4	74,2
Bénéfice d'exploitation[1]	**33,7**	26,0	35,0	29,0	22,9	22,0	34,2	29,4
Bénéfice net	**28,8**	29,9	28,6	26,4	17,2	19,1	27,6	25,8

(en dollars par part)	**T3-06**	T2-06	T1-06	T4-05	T3-05	T2-05	T1-05	T4-04
Bénéfice net								
De base	**0,52**	0,54	0,52	0,48	0,32	0,35	0,52	0,49
Dilué	**0,52**	0,54	0,52	0,48	0,32	0,35	0,52	0,48
Dividendes/distributions déclarés[2]	**0,505**	0,495	0,485	0,48	0,47	0,45	0,45	0,45

1) Mesure financière non conforme aux PCGR. Voir la rubrique «Mesures financières non conformes aux PCGR».

2) Ne tient pas compte de la distribution d'actions par suite de la scission partielle du secteur Distribution de gaz naturel. La Fiducie a émis une action ordinaire d'Utility Group (évaluée à 7,50 $ l'action) pour chaque tranche de 13,9592 parts de fiducie détenues le 14 novembre 2005, ajoutant une valeur additionnelle de 0,54 $ la part.

Les tendances qui se dégagent des activités d'AltaGas des huit derniers trimestres reflètent : la croissance interne de l'entreprise, les acquisitions, un environnement commercial favorable y compris la hausse des prix de l'électricité en Alberta, le caractère saisonnier du secteur Distribution de gaz naturel jusqu'au moment de sa scission partielle en novembre 2005 et les cessions d'actifs.

Les éléments importants qui ont eu une incidence sur les résultats trimestriels particuliers sont présentés ci-dessous :

- Le bénéfice net du quatrième trimestre de 2004 comprenait les résultats des entreprises PremStar acquises le 6 octobre 2004, qui ont accru le bénéfice net pour le trimestre de 1,4 million de dollars.
- Le bénéfice net du premier trimestre de 2005 comprenait un gain après impôts de 7,9 millions de dollars lié au changement de la participation de la Fiducie dans Taylor.
- Le bénéfice net du deuxième trimestre de 2005 comprenait une perte après impôts de 0,4 million de dollars liée à la participation de la Fiducie dans Taylor.

- La scission partielle du secteur Distribution de gaz naturel a eu une incidence après impôts nette de 0,1 million de dollars sur les résultats du quatrième trimestre de 2005. En outre, le bénéfice d'exploitation a subi une diminution d'environ 2 millions de dollars puisque le secteur Distribution de gaz naturel a été détenu en totalité pendant seulement six semaines au cours du trimestre. Les résultats ont également été influencés par les prix plus élevés reçus pour la vente d'électricité et la baisse des intérêts débiteurs.
- Les résultats du secteur Collecte et traitement sur place sont généralement moins élevés au premier trimestre qu'au quatrième trimestre.
- Les prix élevés de l'électricité et la baisse des intérêts débiteurs au premier trimestre de 2006 ont donné lieu à de solides résultats financiers au cours du trimestre, annulés en partie par la contribution au premier trimestre de 2005 du secteur Distribution de gaz naturel qui a fait l'objet d'une scission partielle en novembre 2005.
- Au deuxième trimestre de 2006, une économie d'impôts futurs sans effet sur la trésorerie de 6,6 millions de dollars a été constatée par suite d'une réduction des taux d'imposition des sociétés du gouvernement fédéral et de l'Alberta.

PRINCIPALES CONVENTIONS COMPTABLES

Les principales conventions comptables d'AltaGas demeurent inchangées depuis le 31 décembre 2005. Pour en savoir plus sur ces conventions, consulter les notes afférentes aux états financiers consolidés contenues dans le rapport annuel de 2005 d'AltaGas.

ESTIMATIONS COMPTABLES CRITIQUES

Comme la détermination de la valeur de nombreux actifs, passifs, produits et charges dépend des événements futurs, la préparation des états financiers consolidés de la Fiducie requiert l'utilisation d'estimations et d'hypothèses fondées sur un jugement prudent. Les principales conventions comptables d'AltaGas sont décrites dans les notes afférentes aux états financiers consolidés pour l'exercice terminé le 31 décembre 2005. Certaines de ces conventions portent sur des estimations comptables critiques à cause de l'exigence voulant que des jugements particulièrement subjectifs ou complexes soient faits à l'égard de questions qui sont intrinsèquement incertaines et en raison de la probabilité que des montants sensiblement différents puissent être constatés dans différentes conditions ou selon des hypothèses différentes.

Les estimations comptables critiques d'AltaGas demeurent la dotation aux amortissements, les obligations liées à la mise hors service d'immobilisations et l'évaluation de la réduction de valeur des actifs. Pour en savoir davantage sur ces estimations comptables, se reporter au rapport de gestion contenu dans le rapport annuel de 2005 d'AltaGas.

INSTRUMENTS FINANCIERS

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans la valeur des instruments financiers. AltaGas conclut des contrats sur instruments financiers dérivés tels que des swaps et des tunnels pour gérer son exposition aux fluctuations du prix des marchandises et des taux d'intérêt, notamment dans le secteur Production d'électricité et en ce qui a trait aux taux d'intérêt sur la dette.

Risque des marchandises

Les résultats du secteur Production d'électricité sont grandement touchés par le prix de l'électricité en Alberta. AltaGas emploie des instruments dérivés sur marchandises afin de gérer l'exposition de la Fiducie à la volatilité des prix de l'électricité. Alberta Power Pool fixe les prix de l'électricité selon un taux horaire et, bien que les prix variaient entre 5,47 $/MWh et 999,99 $/MWh au cours du troisième trimestre de 2006, le prix au comptant moyen était de 94,87 $/MWh.

AltaGas a atténué l'incidence de cette volatilité sur ses activités au moyen de couvertures financières sur une portion de son portefeuille d'électricité de 2006, jugées optimales par la direction.

Risque de taux d'intérêt

AltaGas réduit l'incidence des fluctuations futures des taux d'intérêt sur ses flux de trésorerie en ayant recours à des swaps de taux d'intérêt. Au 30 septembre 2006, la Fiducie avait établi des swaps à échéance variée pour fixer les taux d'intérêt sur sa dette bancaire prélevée de 160,0 millions de dollars. Compte tenu des billets à moyen terme (BMT) et des contrats de location-acquisition d'AltaGas, le taux a été fixé sur 94 % de la dette d'AltaGas. Le montant de la dette à taux fixe a été plus élevé que l'objectif de 70 % à 75 % de la dette totale visé par la Fiducie, le produit de la scission partielle du secteur Distribution de gaz naturel en novembre 2005 ayant été appliqué à la dette à taux variable.

CAPITAL INVESTI

Au cours du troisième trimestre de 2006, AltaGas a constaté un capital investi net de 25,1 millions de dollars, comparativement à 17,8 millions de dollars au trimestre correspondant de l'exercice précédent. Le capital de croissance représentait 23,2 millions de dollars. Les projets de croissance et d'agrandissement dans le secteur Collecte et traitement sur place comprenaient les usines aux gaz de Clear Prairie, Prairie River, Princess et Clear Hills, et une participation accrue dans l'installation Pouce Coupe. Dans le secteur Extraction et transport, le capital de croissance comprenait le projet d'extraction de coupes lourdes à l'usine d'extraction de l'éthane d'Edmonton. Dans le secteur Production d'électricité, une somme de 0,3 million de dollars a été investie dans le projet GreenWing et une somme de 0,5 million de dollars dans le projet BMWLP. Au cours du trimestre, une somme de 1,3 million de dollars liée au placement dans BMWLP a été reclassée des immobilisations aux placements à long terme.

AltaGas répartit son capital investi en maintenance, croissance et administration.

Au cours du troisième trimestre de 2006, des projets de dépenses en capital de maintenance totalisant 0,8 million de dollars (1,5 million de dollars en 2005) ont été entrepris principalement dans le secteur Collecte et traitement sur place. Une somme additionnelle de 1,1 million de dollars (0,9 million de dollars en 2005) a été dépensée au cours du troisième trimestre de 2006 en immobilisations d'administration, incluant des projets portant sur du matériel informatique et des logiciels visant à accroître l'efficacité des fonctions d'exploitation et d'administration de la Fiducie.

Pour la période de trois mois terminée le 30 septembre 2006 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Immobilisations	23,3	0,6	(1,3)	-	0,9	23,5
Placements à long terme et autres actifs	-	-	2,1	-	(0,5)	1,6
Capital investi net	23,3	0,6	0,8	-	0,4	25,1

Pour la période de trois mois terminée le 30 septembre 2006 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Maintenance	0,7	0,1	-	-	-	0,8
Croissance	22,5	0,4	0,8	-	(0,5)	23,2
Administration	0,1	0,1	-	-	0,9	1,1
Capital investi net	23,3	0,6	0,8	-	0,4	25,1

Pour la période de neuf mois terminée le 30 septembre 2006 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Immobilisations	51,4	1,3	-	0,5	1,3	54,5
Placements à long terme et autres actifs	-	-	4,2	-	0,1	4,3
	51,4	1,3	4,2	0,5	1,4	58,8
Cessions						
Immobilisations	(0,5)	-	-	-	-	(0,5)
Capital investi net	50,9	1,3	4,2	0,5	1,4	58,3

Pour la période de neuf mois terminée le 30 septembre 2006 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Maintenance	3,3	0,6	-	0,1	-	4,0
Croissance	48,0	0,6	4,2	0,2	(0,6)	52,4
Administration	0,1	0,1	-	0,2	2,0	2,4
	51,4	1,3	4,2	0,5	1,4	58,8
Cessions	(0,5)	-	-	-	-	(0,5)
Capital investi net	50,9	1,3	4,2	0,5	1,4	58,3

Pour la période de trois mois terminée le 30 septembre 2005 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Distribution de gaz naturel	Siège social	Total
Capital investi :							
Immobilisations	12,2	0,2	-	0,2	4,0	0,9	17,5
Placements à long terme et autres actifs	-	-	-	-	0,2	0,3	0,5
	12,2	0,2	-	0,2	4,2	1,2	18,0
Cessions							
Placements à long terme et autres actifs	-	-	-	-	-	(0,2)	(0,2)
Capital investi net	12,2	0,2	-	0,2	4,2	1,0	17,8

Pour la période de trois mois terminée le 30 septembre 2005 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Distribution de gaz naturel	Siège social	Total
Capital investi :							
Maintenance	0,2	0,1	-	0,1	1,1	-	1,5
Croissance	11,9	0,1	-	0,1	2,9	0,6	15,6
Administration	0,1	-	-	-	0,2	0,6	0,9
	12,2	0,2	-	0,2	4,2	1,2	18,0
Cessions	-	-	-	-	-	(0,2)	(0,2)
Capital investi net	12,2	0,2	-	0,2	4,2	1,0	17,8

Pour la période de neuf mois terminée le 30 septembre 2005 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Distribution de gaz naturel	Siège social	Total
Capital investi :							
Immobilisations	21,1	1,2	-	0,6	8,3	2,0	33,2
Placements à long terme et autres actifs	-	-	-	-	0,4	0,4	0,8
	21,1	1,2	-	0,6	8,7	2,4	34,0
Cessions							
Immobilisations	(7,1)	-	-	-	-	-	(7,1)
Placements à long terme et autres actifs	-	-	-	-	(0,1)	(5,4)	(5,5)
Capital investi net	14,0	1,2	-	0,6	8,6	(3,0)	21,4

Pour la période de neuf mois terminée le 30 septembre 2005 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Distribution de gaz naturel	Siège social	Total
Capital investi :							
Maintenance	1,0	1,1	-	0,5	2,8	-	5,4
Croissance	19,6	0,1	-	0,1	5,5	0,9	26,2
Administration	0,5	-	-	-	0,4	1,5	2,4
	21,1	1,2	-	0,6	8,7	2,4	34,0
Cessions	(7,1)	-	-	-	(0,1)	(5,4)	(12,6)
Capital investi net	14,0	1,2	-	0,6	8,6	(3,0)	21,4

SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT

AltaGas prévoit que les flux de trésorerie d'exploitation en 2006 seront suffisants pour le paiement des distributions de la Fiducie aux porteurs de parts et pour la majeure partie de son capital de maintenance et de croissance prévu au budget. Le reste de son capital de croissance prévu au budget et un certain montant des acquisitions non prévu au budget devraient être financés au moyen du régime de réinvestissement des distributions et des lignes de crédit existantes. Pour le moment, AltaGas ne prévoit pas, de manière raisonnable, qu'une tendance ou incertitude actuellement connue aura une incidence sur la capacité de la Fiducie d'avoir accès à ses sources de financement traditionnelles.

Flux de trésorerie d'exploitation

Les flux de trésorerie d'exploitation constatés dans les états des flux de trésorerie consolidés pour le trimestre terminé le 30 septembre 2006 se sont établis à 40,8 millions de dollars et à 32,9 millions de dollars pour la période correspondante de l'exercice précédent. La hausse des flux de trésorerie d'exploitation a été annulée en partie par une variation nette plus élevée du fonds de roulement sans effet sur la trésorerie.

Les flux de trésorerie d'exploitation constatés dans les états des flux de trésorerie consolidés pour les neuf mois terminés le 30 septembre 2006 ont été de 110,3 millions de dollars, en hausse par rapport à 81,0 millions de dollars pour la période correspondante de l'exercice précédent. L'augmentation est attribuable aux solides résultats tirés de l'exploitation dans les neuf premiers mois de 2006.

AltaGas avait un fonds de roulement positif de 21,1 millions de dollars au 30 septembre 2006, comparativement à un fonds de roulement négatif de 2,8 millions de dollars à la fin de décembre 2005 par suite de variations du fonds de roulement dans le cours normal des affaires.

Les flux de trésorerie d'exploitation, avant les variations du fonds de roulement et les coûts de mise hors service d'obligations et les autres coûts engagés, ont augmenté pour s'établir à 42,9 millions de dollars et à 119,8 millions de dollars pour le trimestre et les neuf mois terminés le 30 septembre 2006, comparativement à 31,0 millions de dollars et à 92,6 millions de dollars pour les mêmes périodes de l'exercice précédent. Les flux de trésorerie d'exploitation sont plus représentatifs des liquidités générées par les activités poursuivies de l'entreprise.

Activités d'investissement

Au troisième trimestre de 2006, la Fiducie a utilisé des flux de trésorerie pour des activités d'investissement de 24,6 millions de dollars comparativement à 13,5 millions de dollars au cours de la même période de 2005. L'augmentation est surtout attribuable à une hausse des décaissements requis pour l'acquisition d'immobilisations. Les flux de trésorerie affectés aux activités d'investissement pour les neuf mois terminés le 30 septembre 2006 se sont établis à 70,6 millions de dollars comparativement à 8,3 millions de dollars à la même période de l'exercice précédent. L'augmentation des flux de trésorerie affectés aux activités d'investissement est principalement attribuable à l'acquisition d'immobilisations, à l'augmentation des dépôts de clients et au produit de la cession de placements à long terme et d'actifs non essentiels au premier trimestre de 2005.

Activités de financement

Les flux de trésorerie affectés aux activités de financement se sont élevés à 15,0 millions de dollars au cours du trimestre terminé le 30 septembre 2006, en baisse de 63,1 millions de dollars par rapport aux 48,1 millions de dollars pour la période correspondante de 2005, notamment en raison du produit de 100 millions de dollars de BMT au troisième trimestre de 2005. Plus de liquidités ont été affectées à l'augmentation des distributions aux porteurs de parts, facteur compensé par une hausse du produit provenant de l'émission de parts.

Les flux de trésorerie affectés aux activités de financement pour les neuf mois terminés le 30 septembre 2006 se sont établis à 39,3 millions de dollars comparativement à 5,2 millions de dollars pour la même période de l'exercice précédent. L'augmentation est surtout attribuable à une baisse des émissions de titres d'emprunt en 2006 et à une hausse du produit net provenant de l'émission de parts, contrebalancées en partie par une hausse des distributions aux porteurs de parts.

Sources de financement

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Au 30 septembre 2006, AltaGas avait un encours total de la dette de 277,1 millions de dollars, ce qui est supérieur aux 269,0 millions de dollars au 31 décembre 2005. Au 30 septembre 2006, la Fiducie avait 100,0 millions de dollars de BMT en circulation et avait accès à des prêts de qualité, à des acceptations bancaires et à des lettres de crédit en vertu de lignes de crédit bancaire totalisant 425,0 millions de dollars. Au 30 septembre 2006, la dette bancaire de la Fiducie s'établissait à 160,0 millions de dollars et ses lettres de crédit en cours totalisaient 52,4 millions de dollars.

Toutes les facilités d'emprunt sont sous réserve des tests financiers et d'autres clauses restrictives habituelles pour ce genre de facilités, qui doivent être respectés chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis l'émission des facilités.

Le 29 avril 2005, AltaGas a déposé un prospectus préalable universel en vertu duquel elle peut émettre jusqu'à un montant global de 500,0 millions de dollars de parts de fiducie ou de titres de créances au cours d'une période de 25 mois. Le 30 août 2005, 100,0 millions de dollars de billets à moyen terme sur cinq ans ont été émis à un taux d'intérêt nominal de 4,41 %.

Le ratio d'endettement cible d'AltaGas se situe entre 40 % et 45 %. Au 30 septembre 2006, le ratio d'endettement de la Fiducie avait reculé à 34,9 % en regard de 36,0 % au 31 décembre 2005.

Dominion Bond Rating Service (DBRS) attribue à AltaGas Income Trust et aux BMT émis par AltaGas Income Trust la

cote BBB (faible) (sous examen). DBRS a placé des fiducies de revenu sous examen par suite de l'annonce du gouvernement canadien, le 31 octobre 2006, concernant les modifications proposées à l'imposition des fiducies de revenu. Standard & Poor's (S&P) attribue au crédit à long terme de la Fiducie la cote BBB- avec perspective stable, et la cote BBB à sa dette non garantie de premier rang. La Fiducie a une cote de stabilité de SR-3 de S&P, et de STA-3 (moyen) de DBRS.

Les évaluations de crédit visent à fournir aux investisseurs une mesure indépendante de la qualité de crédit d'une émission de titres et sont des indicateurs de la probabilité de paiement et de la capacité et de la volonté d'une entité de respecter son engagement financier à l'égard d'une obligation selon les conditions établies. Les cotes de stabilité visent à communiquer l'opinion d'une agence d'évaluation concernant la stabilité et la viabilité relatives du flux de distribution de la Fiducie comparativement à d'autres fiducies de revenu canadiennes évaluées.

FACTEURS DE RISQUE

La direction a relevé les principaux facteurs de risque qui pourraient avoir d'importantes répercussions sur les résultats financiers et les activités d'AltaGas. Ces facteurs de risque sont présentés dans le rapport de gestion et la notice annuelle d'AltaGas pour l'exercice terminé le 31 décembre 2005. La direction a déterminé, en ce qui concerne la poursuite des activités, que les risques de marché, les risques financiers et les risques de contreparties demeurent pratiquement inchangés depuis le 31 décembre 2005.

RENSEIGNEMENTS SUR LES PARTS DE FIDUCIE

En vertu des modalités de la restructuration d'AltaGas en fiducie de revenu, en date du 1er mai 2004, les porteurs de titres ASI ont échangé leurs actions de la société pour des parts de fiducie, et les porteurs de titres admissibles ont aussi reçu des parts échangeables pouvant être échangées contre des parts de fiducie, à raison de une pour une. Les parts échangeables ne sont pas inscrites en Bourse.

Parts en circulation

Au 7 novembre 2006, la Fiducie comptait 54,0 millions de parts de fiducie et 2,1 millions de parts échangeables en circulation, et sa capitalisation boursière s'établissait à 1,4 milliard de dollars, d'après le cours de clôture de 25,60 $ la part de fiducie le 7 novembre 2006. Au 7 novembre 2006, il y avait 0,8 million d'options en cours et 74 000 options qui pouvaient être exercées en vertu des modalités du régime d'options d'achat de parts.

ARRANGEMENTS HORS BILAN

La Fiducie n'a conclu aucun arrangement contractuel par lequel une entité non consolidée peut avoir une obligation en vertu de certains contrats de garantie, un intérêt conservé ou éventuel dans des actifs cédés à une entité non consolidée ou un arrangement semblable qui sert de soutien au risque de crédit, d'illiquidité ou de marché à cette entité pour ces actifs. La Fiducie n'a aucune obligation en vertu d'instruments dérivés ou d'un droit variable important dans une entité non consolidée qui fournit du financement, des liquidités, du soutien en matière de risque de marché ou de risque de crédit, ou encore qui fournit des services de crédit-bail, de couverture ou de recherche et développement à la Fiducie.

OBLIGATIONS CONTRACTUELLES

Il n'y a eu aucun changement important aux obligations contractuelles d'AltaGas depuis le 31 décembre 2005. Pour obtenir de plus amples renseignements sur les obligations contractuelles, se reporter au rapport de gestion du rapport annuel de 2005 d'AltaGas.

APPARENTÉS

La Fiducie a vendu 4,6 millions de dollars de gaz naturel à AltaGas Utility Group Inc. (Utility Group) et a engagé des frais de transport de 0,1 million de dollars facturés par cette dernière, au cours du trimestre terminé le 30 septembre 2006, a vendu 51,8 millions de dollars de gaz naturel et a engagé des frais de transport de 0,4 million de dollars pour les neuf mois terminés le 30 septembre 2006. La Fiducie a également payé des frais de gestion de 0,1 million de dollars à Utility Group et a reçu des honoraires de gestion de 0,2 million de dollars de cette dernière, pour des services administratifs. En outre, la Fiducie a vendu 40 000 $ de gaz naturel d'une coentreprise dont elle détient le tiers des participations à un apparenté dont elle détient le tiers des participations.

En vertu d'un bail pour des locaux de bureaux, la Fiducie paie un loyer à 2013761 Ontario Inc., qui appartient à un salarié. Des paiements de 20 000 $ ont été versés au cours du troisième trimestre de 2006 (20 000 $ au cours du troisième trimestre de 2005). Le bail de cinq ans vient à échéance en 2007 et est renouvelable au gré d'AltaGas pour cinq autres années.

CONTRÔLES ET PROCÉDURES DE COMMUNICATION DE L'INFORMATION

Les contrôles et procédures de communication de l'information de la Fiducie ont été conçus afin d'offrir l'assurance que l'information qui doit être présentée dans les rapports ou soumise en vertu de la Loi sur les valeurs mobilières de l'Ontario est rassemblée et transmise à la direction, y compris le chef de la direction et le chef des finances, en temps opportun, pour que des décisions appropriées soient prises à l'égard de l'information à communiquer.

Conformément au règlement multilatéral 52-109 (Attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs), une évaluation a été effectuée par la direction, sous la supervision de la direction et avec la participation de celle-ci, y compris le président du conseil d'administration, le président et chef de la direction et le chef des finances, à l'égard de l'efficacité des contrôles et procédures de communication de l'information, à la date de la clôture de la période couverte par le présent rapport. Compte tenu de cette évaluation, le chef de la direction et le chef des finances sont arrivés à la conclusion que les contrôles et procédures de communication de l'information étaient efficaces au 30 septembre 2006 pour fournir l'assurance raisonnable que l'information devant être communiquée est consignée, traitée, condensée et présentée dans les délais prévus par les règles et formulaires de la Commission des valeurs mobilières de l'Ontario.

LOI SUR LA RESPONSABILITÉ LIMITÉE DES PORTEURS DE PARTS

Le 1er juillet 2004, la loi intitulée Income Trusts Liability Act de l'Alberta est entrée en vigueur. Elle prévoit qu'un porteur de parts n'est pas, à titre de bénéficiaire, responsable pour tout geste ou toute faute, obligation ou responsabilité du fiduciaire qui survient après l'entrée en vigueur de la disposition concernée de la loi en question.

La déclaration de fiducie d'AltaGas Income Trust prévoit qu'aucun porteur de parts n'engage sa responsabilité relativement à la Fiducie ni aux obligations ou aux affaires de celle-ci, ni pour tout geste ou toute omission du fiduciaire de la Fiducie, à condition que, si un tribunal juge que la responsabilité des porteurs de parts est engagée, seuls les actifs de la Fiducie pourront être visés par une tentative d'exécution, et cette responsabilité ne pourra être réglée qu'au moyen de ces actifs. La déclaration de fiducie prévoit également que les contrats auxquels la Fiducie est partie devraient contenir des clauses restrictives à l'égard de la responsabilité des porteurs de parts.

ÉVÉNEMENT POSTÉRIEUR À LA DATE DU BILAN

Le 31 octobre 2006, le gouvernement fédéral du Canada a publié une annonce concernant des changements proposés à l'imposition des fiducies de revenu existantes à compter de l'année d'imposition 2011. Ce changement a provoqué de l'incertitude dans les marchés financiers relativement au secteur des fiducies. La direction a exposé ses vues au gouvernement du Canada et continuera de surveiller les actions du gouvernement du Canada à cet égard. La direction appuie les efforts du secteur des fiducies dans ses interventions auprès du gouvernement.

SEC File # 82-34911

Bilans consolidés

(en milliers de dollars)	30 septembre 2006		31 décembre 2005	
ACTIF	(non vérifié)			
Actif à court terme				
Trésorerie et équivalents de trésorerie	**12 065**	**$**	11 685	$
Débiteurs	**149 233**		220 684	
Stocks	**61**		95	
Dépôts des clients	**19 215**		15 371	
Divers	**9 382**		4 421	
	189 956		252 256	
Immobilisations	**671 212**		645 442	
Ententes, contrats et relations de services énergétiques	**105 233**		110 850	
Écart d'acquisition	**18 860**		18 860	
Placements à long terme et autres actifs	**45 297**		40 921	
	1 030 558	**$**	1 068 329	$
PASSIF ET AVOIR DES PORTEURS DE PARTS				
Passif à court terme				
Créditeurs et charges à payer	**131 419**	**$**	215 601	$
Distributions à payer aux porteurs de parts	**9 503**		8 744	
Dette à court terme	**-**		2 710	
Tranche de la dette à long terme échéant à moins d'un an	**1 128**		1 071	
Dépôts des clients	**19 215**		15 371	
Autres passifs à court terme	**7 551**		11 586	
	168 816		255 083	
Dette à long terme	**276 016**		265 245	
Obligations liées à la mise hors service d'immobilisations	**17 986**		16 982	
Impôts futurs	**49 916**		52 433	
	343 918		334 660	
Avoir des porteurs de parts (*notes 4 et 5*)	**517 824**		478 586	
	1 030 558	**$**	1 068 329	$

Voir les notes afférentes aux états financiers consolidés.

États des résultats et du bénéfice cumulé consolidés

(non vérifié)

(en milliers de dollars, sauf le nombre de parts et les montants par part)	Trois mois terminés les 30 septembre 2006	2005	Neuf mois terminés les 30 septembre 2006	2005
Produits				
Exploitation	**317 313 $**	374 953 $	**992 451 $**	1 044 012 $
Divers (*note 2*)	**545**	423	**2 767**	9 906
	317 858	375 376	**995 218**	1 053 918
Charges				
Coût des produits vendus	**235 414**	304 081	**760 855**	835 731
Exploitation et administration	**37 237**	35 993	**105 723**	102 492
Amortissement	**11 439**	12 340	**33 978**	36 509
	284 090	352 414	**900 556**	974 732
Bénéfice d'exploitation	**33 768**	22 962	**94 662**	79 186
Intérêts débiteurs				
Dette à court terme	**62**	165	**292**	446
Dette à long terme	**3 207**	4 970	**9 643**	14 770
Bénéfice avant impôts sur les bénéfices	**30 499**	17 827	**84 727**	63 970
Impôts sur les bénéfices	**1 728**	623	**(2 508)**	81
Bénéfice net	**28 771**	17 204	**87 235**	63 889
Bénéfice cumulé au début de la période	**345 571**	243 504	**287 107**	196 819
Bénéfice cumulé à la fin de la période	**374 342 $**	260 708 $	**374 342 $**	260 708 $
Résultat net par part (*note 5*)				
De base	**0,52 $**	0,32 $	**1,58 $**	1,19 $
Dilué	**0,52 $**	0,32 $	**1,58 $**	1,19 $
Nombre moyen pondéré de parts en circulation (en milliers) (*note 5*)				
De base	**55 661**	54 208	**55 229**	53 837
Dilué	**55 775**	54 233	**55 329**	53 892

Voir les notes afférentes aux états financiers consolidés.

États des flux de trésorerie consolidés

(non vérifié)

(en milliers de dollars)	Trois mois terminés les 30 septembre 2006	2005	Neuf mois terminés les 30 septembre 2006	2005
Flux de trésorerie d'exploitation				
Bénéfice net	**28 771 $**	17 204 $	**87 235 $**	63 889 $
Éléments sans effet sur la trésorerie :				
Amortissement	**11 439**	12 340	**33 978**	36 509
Augmentation des obligations liées à la mise hors service d'immobilisations	**376**	332	**1 063**	973
Rémunération à base d'options d'achat de parts	**162**	5	**196**	9
Impôts futurs	**1 734**	823	**(2 517)**	(1 181)
Gain à la vente d'actifs et sur opérations de placements	**-**	(63)	**-**	(9 410)
Quote-part du bénéfice	**(382)**	(423)	**(2 579)**	(550)
Distributions découlant des placements en actions	**745**	726	**2 195**	2 169
Divers	**70**	94	**211**	161
Flux de trésorerie d'exploitation	**42 915**	31 038	**119 782**	92 569
Coûts de mise hors service d'immobilisations engagés et autres coûts	**(17)**	(1)	**(59)**	(146)
Variation nette du fonds de roulement hors caisse (*note 9*)	**(2 142)**	1 867	**(9 468)**	(11 455)
	40 756	32 904	**110 255**	80 968
Activités d'investissement				
(Augmentation) diminution des dépôts des clients	**(857)**	876	**(3 844)**	926
Acquisition d'immobilisations	**(21 673)**	(13 783)	**(62 673)**	(26 333)
Cession d'immobilisations	**(7)**	-	**321**	5 030
Cession d'ententes et de contrats de services énergétiques	**420**	-	**36**	-
Acquisition de placements à long terme et d'autres actifs	**(2 523)**	(580)	**(4 399)**	(999)
Cession de placements à long terme et d'autres actifs	**-**	-	**-**	13 027
	(24 640)	(13 487)	**(70 559)**	(8 349)
Activités de financement				
Diminution de la dette à court terme	**-**	(4 260)	**(2 710)**	(7 002)
Augmentation (diminution) de la dette à long terme	**(40)**	69 949	**10 828**	52 205
Distributions aux porteurs de parts	**(27 790)**	(24 905)	**(81 361)**	(73 118)
Produit net de l'émission de parts	**12 837**	7 318	**33 927**	22 743
	(14 993)	48 102	**(39 316)**	(5 172)
Variation de la trésorerie et des équivalents de trésorerie	**1 123**	67 519	**380**	67 447
Trésorerie et équivalents de trésorerie au début de la période	**10 942**	12 229	**11 685**	12 301
Trésorerie et équivalents de trésorerie à la fin de la période	**12 065 $**	79 748 $	**12 065 $**	79 748 $

Voir les notes afférentes aux états financiers consolidés.

Principales notes afférentes aux états financiers consolidés

(Les montants des tableaux sont en milliers de dollars, sauf indication contraire.)

1. SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

Les états financiers consolidés intermédiaires de la Fiducie ont été préparés par la direction selon les principes comptables généralement reconnus du Canada («PCGR»). Les conventions comptables appliquées sont conformes à celles qui sont décrites dans les états financiers consolidés annuels de la Fiducie pour l'exercice terminé le 31 décembre 2005. Les présents états financiers consolidés intermédiaires pour les périodes de trois et de neuf mois terminées le 30 septembre 2006 n'incluent pas toute l'information exigée dans les états financiers annuels et doivent être lus avec les états financiers consolidés vérifiés compris dans le rapport annuel de la Fiducie.

2. GAIN SUR PLACEMENT

Le placement de la Fiducie dans Taylor NGL Limited Partnership («Taylor») est comptabilisé selon la méthode de comptabilisation à la valeur de consolidation. Le 7 février 2005, la Fiducie a vendu 1,4 million de parts de société en commandite de Taylor pour un produit de 12,8 millions de dollars, réalisant ainsi un gain après impôts de 4,1 millions de dollars. La vente a réduit la participation de la Fiducie dans Taylor à 4,0 millions de parts, soit 14,0 %.

Le 22 mars 2005, Taylor a émis 13,0 millions de parts de société en commandite. AltaGas n'a pas participé à cette émission, qui a réduit la participation de la Fiducie dans Taylor à 9,6 % et a donné lieu à un gain de dilution après impôts de 3,8 millions de dollars.

3. ENTENTE DE COENTREPRISE

Le 4 avril 2006, AltaGas Income Trust et GreenWing Energy Management Ltd. ont annoncé la création d'une société en commandite dans le but de développer des projets énergétiques en Amérique du Nord. Les contributions au cours des six mois terminés le 30 septembre 2006 comprennent un montant de 3,25 millions de dollars en espèces et l'émission d'un billet de 0,75 million de dollars, ne portant pas intérêt, arrivant à échéance le 3 avril 2007. AltaGas détient une participation de 55 % dans les parts de société en commandite et les résultats d'exploitation sont consolidés de manière proportionnelle dans les états financiers à partir de la date d'entrée en activité. Tous les actifs acquis par la société en commandite sont constatés à leur juste valeur.

4. AVOIR DES PORTEURS DE PARTS

	30 septembre 2006		31 décembre 2005	
Capital des porteurs de parts (note 5)	**451 041**	**$**	417 114	$
Surplus d'apport	**3 035**		2 839	
Bénéfice cumulé	**374 343**		287 107	
Dividendes cumulés	**(41 114)**		(41 114)	
Distributions aux porteurs de parts cumulées déclarées[1]	**(243 785)**		(161 664)	
Distributions d'actions ordinaires d'Utility Group	**(25 696)**		(25 696)	
Avoir des porteurs de parts	**517 824**	**$**	478 586	$

1) Les distributions accumulées versées par la Fiducie au 30 septembre 2006 s'élevaient à 234,3 millions de dollars (152,9 millions de dollars au 31 décembre 2005).

5. CAPITAL DES PORTEURS DE PARTS

Autorisé

SEC File # 82-34911

- Un nombre illimité de parts de fiducie rachetables au comptant au gré du porteur;
- Un nombre illimité de parts de société en commandite de catégorie B d'AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1), qui sont échangeables contre des parts de fiducie, à raison de une pour une. Avant le 1er mai 2014, l'échange se fait au gré du porteur en tout temps, et au gré de la Fiducie si le nombre de parts d'AltaGas LP#1 en circulation chute sous 750 000. Après le 1er mai 2014, l'échange se fait au gré de la Fiducie ou du porteur de parts;
- Un nombre illimité de parts de société en commandite de catégorie B d'AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2), qui sont échangeables contre des parts de fiducie, à raison de une pour une. Avant le 1er mai 2009, l'échange se fait au gré du porteur en tout temps, et au gré de la Fiducie si le nombre de parts d'AltaGas LP#2 en circulation chute sous 1 000 000. Après le 1er mai 2009, l'échange se fait au gré de la Fiducie ou du porteur de parts.

Parts de fiducie émises et en circulation	Nombre de parts	Montant
31 décembre 2005	52 505 514	404 854 $
Parts émises au comptant à l'exercice d'options	6 650	108
Parts émises en vertu des régimes de réinvestissement des distributions[1]	1 243 868	33 819
Parts émises contre des parts échangeables	50 693	290
30 septembre 2006	**53 806 725**	**439 071 $**

1) Premium Distribution^MC, régime de réinvestissement des distributions et régime optionnel d'achat de parts.

Parts échangeables émises et en circulation		
Émises par AltaGas LP#1, le 31 décembre 2005	2 142 072	12 260 $
Parts d'AltaGas LP#1 rachetées contre des parts de fiducie	(50 693)	(290)
30 septembre 2006	**2 091 379**	**11 970**
Émises et en circulation au 30 septembre 2006	**55 898 104**	**451 041 $**

La Fiducie a un régime d'options d'achat de parts auquel les salariés et les administrateurs sont admissibles. La Fiducie réserve 10 % de la totalité des parts de fiducie en circulation et des titres échangeables contre des parts de fiducie en vue de leur émission en vertu du régime. Jusqu'au 30 septembre 2006, les droits des options attribuées en vertu du régime avaient, en général, une durée de dix ans et pouvaient être acquis sur une période d'au plus quatre ans. Le 1er mai 2004, à la suite de la création de la Fiducie, les droits de toutes les options attribuées sont devenus acquis.

Au 30 septembre 2006, les options en cours pouvaient être exercées à diverses dates, jusqu'en 2016 (jusqu'en 2015 en 2005). Le prix d'exercice moyen pondéré des options en cours en vertu du régime s'élevait à 27,19 $ (20,21 $ en 2005), et la moyenne pondérée de la durée de vie résiduelle des options s'établissait à 9,39 ans (9,53 ans en 2005). Au 30 septembre 2006, la juste valeur non passée en charges de la charge de rémunération à base d'options d'achat de parts associée aux périodes futures était de 2,0 millions de dollars (0,1 million de dollars en 2005).

Le tableau qui suit résume l'information sur les options d'achat de parts de la Fiducie :

	Options en cours	
	Nombre d'options	Prix d'exercice moyen pondéré
Options d'achat de parts en cours au 31 décembre 2005	359 200	24,53 $
Attribuées	537 000	28,85
Exercées	(6 650)	16,22
Annulées	(36 500)	27,57
Options d'achat de parts en cours au 30 septembre 2006	**853 050**	**27,19 $**
Options exerçables au 30 septembre 2006	**74 388**	**16,01 $**

Un résumé du plan au 30 septembre 2006 est présenté ci-dessous :

SEC File # 82-34911

	Options en cours			Options exerçables	
	Nombre d'options en cours au 30 septembre 2006	Prix d'exercice moyen pondéré	Durée contractuelle résiduelle moyenne pondérée (années)	Nombre d'options exerçables au 30 septembre 2006	Prix d'exercice moyen pondéré
5,00 $ - 7,00 $	11 000	6,23 $	3,91	11 000	6,23 $
7,01 $ - 15,50 $	30 000	10,32	6,42	30 000	10,32
15,01 $ - 25,08 $	126 550	24,21	8,59	27 888	24,09
25,09 $ - 29,15 $	685 500	28,81	9,75	5 500	25,69
	853 050	**27,19 $**	**9,39**	**74 388**	**16,01 $**

	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
Parts en circulation[1]	**2006**	2005	**2006**	2005
Nombre moyen pondéré de parts – de base	**55 660 939**	54 207 702	**55 228 922**	53 836 751
Effet des options sur actions dilutives	**114 228**	25 652	**100 475**	55 149
Nombre moyen pondéré de parts – dilutives	**55 775 167**	54 233 354	**55 329 397**	53 891 900

1) Comprend les parts échangeables.

6. RÉGIMES DE RETRAITE ET RÉGIMES D'AVANTAGES COMPLÉMENTAIRES

Régime de retraite à cotisations déterminées

Le 1er juillet 2005, AltaGas a mis en œuvre un régime de retraite à cotisations déterminées pour la quasi-totalité des salariés à plein temps. Le régime de retraite à cotisations déterminées remplaçait le régime enregistré d'épargne-retraite (REER) collectif qui était en vigueur. La charge nette de retraite enregistrée pour les neuf mois terminés le 30 septembre 2006 était de 1,0 million de dollars (0,3 million de dollars en 2005). Le coût du REER collectif pour le semestre terminé le 30 juin 2005, avant la mise en œuvre du régime de retraite à cotisations déterminées, était de 0,4 million de dollars.

Régimes à prestations déterminées

Le 17 novembre 2005, AltaGas a cédé indirectement sa participation dans AltaGas Utilities Inc. au moyen d'une scission partielle d'AltaGas Utility Group Inc. La quasi-totalité des salariés de cette filiale participent à l'un des deux régimes de retraite non contributifs à prestations déterminées. Le coût des avantages postérieurs à la retraite comptabilisé dans l'état des résultats pour les neuf mois terminés le 30 septembre 2006 relativement à ces deux régimes a été de néant (0,8 million de dollars en 2005).

Régime de retraite complémentaire des dirigeants (RRCD)

En date du 1er juillet 2005, la Fiducie a établi un régime de retraite à prestations déterminées non enregistré qui procurera aux dirigeants admissibles des prestations de retraite déterminées en fonction du salaire moyen, des années de service et de l'âge de la retraite.

Les prestations du RRCD seront versées à même le revenu général d'AltaGas à mesure que les paiements seront exigibles. Une garantie sera fournie pour les prestations du RRCD au moyen d'une lettre de crédit dans un compte en fiducie ouvert dans le cadre d'une convention de retraite. La charge qui a été comptabilisée au titre des prestations constituées du RRCD pour les neuf mois terminés le 30 septembre 2006 a été de 0,6 million de dollars (néant en 2005).

7. ENGAGEMENTS

Au cours du trimestre, AltaGas a fourni une lettre de crédit de 7,2 millions de dollars à BC Hydro en faveur de Bear Mountain Wind Limited Partnership.

8. OPÉRATIONS ENTRE APPARENTÉS

Dans le cours normal des affaires, AltaGas Income Trust et ses sociétés affiliées concluent des opérations avec des apparentés. Les opérations entre apparentés suivantes ont été mesurées à leur valeur d'échange :

	Trois mois terminés le 30 septembre 2006	Neuf mois terminés le 30 septembre 2006
Frais d'administration, de gestion et d'autres services fournis par :		
Utility Group à la Fiducie	**206 $**	**464 $**
La Fiducie à Utility Group	**130 $**	**365 $**
Ventes de gaz naturel à Utility Group	**4 586 $**	**51 760 $**
Services de transport fournis par Utility Group à la Fiducie	**137 $**	**421 $**
Ventes de gaz naturel d'une coentreprise détenue à 33 % à un apparenté détenu à 33 %	**35 $**	**243 $**

Les montants s'y rapportant dus par et à des apparentés ne portent pas intérêt et sont liés aux opérations dans le cours normal des affaires.

En vertu d'un bail pour des locaux de bureaux, la Fiducie paie un loyer à 2013761 Ontario Inc., qui appartient à un salarié. Des paiements de 60 000 $ ont été faits au cours des neuf mois terminés le 30 septembre 2006 (60 000 $ en 2005). Le bail de cinq ans vient à échéance en 2007 et est renouvelable au gré d'AltaGas pour cinq autres années.

9. VARIATION NETTE DU FONDS DE ROULEMENT HORS CAISSE

La variation nette des éléments du fonds de roulement hors caisse a augmenté (diminué) les flux de trésorerie d'exploitation comme suit :

	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2006	2005	**2006**	2005
Débiteurs	**(8 720) $**	(52 447) $	**71 451 $**	(29 988) $
Stocks	**-**	(67)	**34**	(215)
Autres actifs à court terme	**(5 538)**	(4 124)	**(4 961)**	(6 092)
Créditeurs et charges à payer	**12 253**	55 010	**(84 182)**	29 343
Dépôts des clients	**856**	(876)	**3 844**	(926)
Autres passifs à court terme	**809**	8 307	**(4 035)**	4 191
Moins diminution (augmentation) des coûts en capital à payer	**(1 802)**	(3 936)	**8 381**	(7 768)
Variation nette du fonds de roulement hors caisse liée à l'exploitation	**(2 142) $**	1 867 $	**(9 468) $**	(11 455) $

Les paiements au comptant ci-après ont été pris en compte dans le calcul du bénéfice :

	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2006	2005	**2006**	2005
Intérêts payés	**3 310 $**	4 890 $	**10 190 $**	15 215 $
Impôts sur les bénéfices payés	**16 $**	831 $	**51 $**	2 292 $

10. CHIFFRES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation des états financiers de la période écoulée.

11. INFORMATION SECTORIELLE

AltaGas est une fiducie énergétique intégrée possédant un portefeuille d'actifs et de services servant à acheminer l'énergie de la source à l'utilisateur final. Les opérations entre les secteurs d'exploitation sont constatées à la juste valeur. La Fiducie compte six secteurs isolables. Pour la période du 1er janvier 2005 au 16 novembre 2005, les résultats d'exploitation et financiers reflètent les produits et les charges consolidés des entités qui formaient le secteur Distribution de gaz naturel, qui a fait l'objet d'une scission partielle le 17 novembre 2005. Les secteurs d'exploitation sont décrits ci-dessous :

Collecte et traitement sur place – réseaux de collecte de gaz naturel et installations de traitement;

Extraction et transport – installations d'extraction et gazoducs de transport de l'éthane et des liquides de gaz naturel;

Production d'électricité – ententes et contrats d'achat d'électricité et centrales de pointe alimentées au gaz;

Services énergétiques – services gaziers et services de gestion énergétique pour le gaz naturel et l'électricité, et production et réserves de pétrole et de gaz naturel;

Distribution de gaz naturel – entreprise de service public de distribution de gaz naturel; et

Siège social – coûts liés à la prestation de services généraux, et placements dans des entités ouvertes et fermées, actifs du siège social et coûts indirects généraux.

Les tableaux suivants présentent la répartition par secteur :

Pour la période de trois mois terminée le 30 septembre 2006	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Élimination inter-sectorielle	Total
Produits	34 735 $	41 075 $	48 724 $	211 224 $	490 $	(18 390) $	317 858 $
Coût des produits vendus	(2 439)	(23 101)	(22 539)	(205 070)	-	17 735	(235 414)
Charges d'exploitation et d'administration	(19 035)	(5 621)	(248)	(3 321)	(9 667)	655	(37 237)
Amortissement	(5 817)	(1 937)	(1 832)	(1 198)	(655)	-	(11 439)
Bénéfice d'exploitation	7 444 $	10 416 $	24 105 $	1 635 $	(9 832) $	-	33 768 $
Ajouts (réductions), montants nets :							
Immobilisations	23 253 $	644 $	(1 302) $	37 $	915 $	-	23 547 $
Ententes, contrats et relations de service énergétique	-	-	(53)	37 $	-	-	(16) $
Placements à long terme et autres actifs	-	-	2 138	-	(499) $	-	1 639 $
Écart d'acquisition	815 $	18 045 $	-	-	-	-	18 860 $
Actifs sectoriels	499 506 $	243 285 $	121 487 $	113 902 $	52 378 $	-	1 030 558 $

Pour la période de neuf mois terminée le 30 septembre 2006	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Élimination inter-sectorielle	Total
Produits	102 729 $	114 612 $	139 966 $	693 962 $	2 767 $	(58 818) $	995 218 $
Coût des produits vendus	(7 499)	(66 913)	(68 151)	(675 361)	-	57 069	(760 855)
Charges d'exploitation et d'administration	(59 485)	(13 785)	(918)	(12 498)	(20 786)	1 749	(105 723)
Amortissement	(17 376)	(5 783)	(5 484)	(3 577)	(1 758)	-	(33 978)
Bénéfice d'exploitation	18 369 $	28 131 $	65 413 $	2 526 $	(19 777) $	-	94 662 $
Ajouts (réductions), montants nets :							
Immobilisations	50 889 $	1 393 $	(28) $	454 $	1 276 $	-	53 984 $
Ententes, contrats et relations de service énergétique	-	-	(36) $	-	-	-	(36) $
Placements à long terme et autres actifs	-	-	4 242 $	-	132 $	-	4 374 $
Écart d'acquisition	815 $	18 045 $	-	-	-	-	18 860 $
Actifs sectoriels	499 506 $	243 285 $	121 487 $	113 902 $	52 378 $	-	1 030 558 $

Pour la période de trois mois terminée le 30 septembre 2005	Collecte et traitement sur place		Extraction et transport		Production d'électricité		Services énergétiques		Distribution de gaz naturel		Siège social		Élimination inter-sectorielle		Total	
Produits	32 829	$	47 535	$	48 293	$	271 045	$	18 219	$	577	$	(43 122)	$	375 376	$
Coût des produits vendus	(3 293)		(32 636)		(33 291)		(265 310)		(12 107)		-		42 556		(304 081)	
Charges d'exploitation et d'administration	(19 146)		(5 283)		(459)		(3 541)		(4 573)		(3 557)		566		(35 993)	
Amortissement	(5 199)		(1 914)		(1 831)		(943)		(1 975)		(478)		-		(12 340)	
Bénéfice d'exploitation	5 191	$	7 702	$	12 712	$	1 251	$	(436)	$	(3 458)	$	-		22 962	$
Ajouts (réductions), montants nets :																
Immobilisations	12 217	$	265	$	-		131	$	3 998	$	940	$	-		17 551	$
Placements à long terme et autres actifs	-		-		-		-		223	$	366	$	-		589	$
Écart d'acquisition	815	$	18 045	$	-		-		-		-		-		18 860	$
Actifs sectoriels	478 863	$	237 633	$	122 117	$	114 733	$	143 174	$	102 041	$	-		1 198 561	$

Pour la période de neuf mois terminée le 30 septembre 2005	Collecte et traitement sur place		Extraction et transport		Production d'électricité		Services énergétiques		Distribution de gaz naturel		Siège social		Élimination inter-sectorielle		Total	
Produits	94 398	$	133 769	$	132 015	$	741 191	$	86 604	$	10 055	$	(144 114)	$	1 053 918	$
Coût des produits vendus	(8 255)		(91 765)		(92 369)		(723 989)		(61 833)		-		142 480		(835 731)	
Charges d'exploitation et d'administration	(54 348)		(12 943)		(1 317)		(10 674)		(13 799)		(11 045)		1 634		(102 492)	
Amortissement	(15 314)		(5 638)		(5 483)		(2 728)		(5 927)		(1 419)		-		(36 509)	
Bénéfice d'exploitation	16 481	$	23 423	$	32 846	$	3 800	$	5 045	$	(2 409)	$	-		79 186	$
Ajouts (réductions), montants nets :																
Immobilisations	14 015	$	1 254	$	-		559	$	8 300	$	2 002	$	-		26 130	$
Placements à long terme et autres actifs	-		-		-		-		343	$	(7 630)	$	-		(7 287)	$
Écart d'acquisition	815	$	18 045	$	-		-		-		-		-		18 860	$
Actifs sectoriels	478 863	$	237 633	$	122 117	$	114 733	$	143 174	$	102 041	$	-		1 198 561	$

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (January 12, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that a monthly distribution will be paid on February 15, 2007 to holders of record on January 25, 2007, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.17 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas NEWS RELEASE

SEC File # 82-3491

ALTAGAS INCOME TRUST APPOINTS EXECUTIVE VICE PRESIDENTS

Calgary, Alberta (January 15, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced the appointment of Richard M. Alexander as Executive Vice President, Chief Operating Officer and Chief Financial Officer and David R. Wright as Executive Vice President.

Richard M. Alexander has been promoted to Executive Vice President and Chief Operating Officer effective January 16, 2007. Mr. Alexander retains his current position as Chief Financial Officer. Mr. Alexander joined the Trust as Senior Vice President Finance and Chief Financial Officer on May 1, 2006. He has his Chartered Financial Analyst designation, is a CMA (Society of Management Accountants), a member of the Society of Financial Analysts and has a Bachelor of Business Management from Ryerson University in Toronto.

David R. Wright is joining the Trust as Executive Vice President effective January 16, 2007. Mr. Wright most recently served as Executive Vice President, General Counsel and Corporate Secretary of EPCOR and prior to that was a senior partner with a national Canadian law firm. Mr. Wright holds a law degree from the University of Calgary, Masters and Bachelor of Science degrees from the University of Manitoba and attended the Advanced Management Program at Harvard Business School.

David W. Cornhill, Chairman, President and Chief Executive Officer of AltaGas said, "I will remain as President and Chief Executive Officer of AltaGas and will continue to serve as Chairman of the AltaGas General Partner Inc. Board of Directors. Richard Alexander and David Wright will report to me and we will comprise the Executive Committee at AltaGas. Richard Alexander is responsible for the day to day operations of all AltaGas operating business segments, as well as all financial matters. David Wright is responsible for corporate strategy and business development activities, as well as other corporate functions." He added, "I look forward to working with Richard and David as we continue to implement our strategy to build AltaGas for the future to enhance unitholder value."

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

SEC File # 82-3491

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES $100 MILLION MEDIUM-TERM NOTE OFFERING

Calgary, Alberta (January 16, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has agreed to issue $100 million of senior unsecured medium-term notes. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012.

The offering is being made through a syndicate of investment dealers led by Scotia Capital Inc. under AltaGas' Universal Shelf Prospectus dated May 18, 2005 and Prospectus Supplement dated August 23, 2005 establishing AltaGas' medium-term note program.

The unsecured medium-term notes are rated BBB (low), positive trend by Dominion Bond Rating Service Limited and BBB-, stable outlook by Standard & Poor's.

The net proceeds from the offering will be used to pay down existing bank indebtedness and for general corporate purposes.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering and processing, extraction of ethane and natural gas liquids, transmission, sale of wholesale power from its gas-fired generation and power purchase-based arrangements, natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

This pricing supplement, together with the prospectus to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the prospectus, as amended or supplemented, constitutes a public offering of these securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of these securities and any representation to the contrary is an offence. These securities have not been and will not be registered under the United States Act of 1933 and, subject to certain exceptions, may not be offered or sold within the United States of America.

ALTAGAS INCOME TRUST

SEC File # 82-34911

Pricing Supplement No:	No. 2
Date:	January 17, 2007

(To a short form shelf prospectus of AltaGas Income Trust (the "Trust") dated May 18, 2005, as supplemented by a prospectus supplement of the Trust dated August 23, 2005.)

MEDIUM TERM NOTES

(unsecured)

Terms of Issue

Designation:	5.07% Medium Term Notes (the "Notes")
CUSIP #:	02137ZAB0
Principal Amount:	$100 million
Commission Rate:	0.35%
Issue Price:	$999.65 per $1,000 principal amount
Net Proceeds (after commission):	$99,615,000
Currency:	Canadian
Trade Date:	January 16, 2007
Settlement Date:	January 19, 2007
Maturity Date:	January 19, 2012
Place of Delivery:	Calgary, Alberta
Coupon Rate:	5.07%
Coupon Dates:	Semi-annually in arrears on January 19 and July 19 in each year, commencing on July 19, 2007.
Initial Coupon Payment Date:	July 19, 2007
Initial Coupon Payment:	$2,535,000 per $100,000,000 of principal amount
Redemption Provisions:	The Trust may redeem the Notes, either in whole at any time, or in part from time to time, upon not less than 30 and not more than 60 days prior notice, at the higher of the Canada Yield Price (as defined below) and par, together with accrued and unpaid interest to, but excluding, the date of redemption.
Government of Canada Yield Additional Percentage:	25 bps
Form of Notes:	Global Note registered in the name of CDS & CO.
Trustee:	Computershare Trust Company of Canada

Dealers:	Scotia Capital Inc. BMO Nesbitt Burns Inc. CIBC World Markets Inc. National Bank Financial Inc. RBC Dominion Securities Inc.
Method of Distribution:	Agency
Aggregate Principal Amount of Medium Term Notes Outstanding (including those described in this Pricing Supplement):	$200 million
Recent Developments:	As described below

SEC File # 82-34911

Documents Incorporated by Reference

The prospectus of the Trust dated May 18, 2005, into which this pricing supplement is deemed to be incorporated by reference, also incorporates by reference therein:

(a) the audited comparative consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2005 and 2004 together with the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2005;

(b) the annual information form of the Trust dated March 30, 2006 for the year ended December 31, 2005;

(c) the information circular dated March 15, 2006 relating to the annual meeting of unitholders of the Trust held on April 27, 2006;

(d) the unaudited comparative consolidated financial statements of the Trust and notes thereto for the nine months ended September 30, 2006 and 2005, and management's discussion and analysis of results of operations and financial condition for the nine months ended September 30, 2006; and

(e) the prospectus supplement of the Trust dated August 23, 2005.

Definitions

"Canada Yield Price" shall mean, in effect, a price equal to the price of the Note being redeemed calculated to provide a yield to maturity equal to the Government of Canada Yield (as defined below) on the business day preceding the date of the resolution of the board of directors of AltaGas General Partner Inc., as delegate of the Trust, authorizing the redemption, plus the Government of Canada Yield Additional Percentage, as set forth above.

"Government of Canada Yield" on any date shall mean, in effect, the yield to maturity on such date compounded semi-annually which a non-callable Government of Canada Bond would carry if issued, in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Notes being redeemed. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by the Trust.

Recent Developments

On October 31, 2006, the Minister of Finance announced the Government's proposal to amend the *Income Tax Act* (Canada) to apply a distribution tax (the "**Distribution Tax**") on distributions from publicly-traded income trusts. Under the proposal, existing income trusts generally will be subject to the new measures commencing in their 2011 taxation year, following a four-year grace period. The Minister of Finance has released draft legislation to effect the proposal, but it is not known at this time if, or in which form, legislation will be enacted by Parliament.

In simplified terms, under the proposed tax plan, income distributions will first be taxed at the Trust level at a special rate estimated to be 31.5%. Income distributions to Unitholders will then be treated as dividends from a taxable Canadian corporation, with the result that distributions to individual Unitholders resident in Canada will be eligible for the dividend tax credit and distributions to corporate Unitholders resident in Canada will be eligible for full deduction as tax free intercorporate dividends. Tax-deferred accounts (RRSPs, RRIFs and pension plans) will continue to pay no tax on distributions. Non-resident Unitholders will be taxed on distributions at the non-resident withholding tax rate for dividends. The net impact on Canadian taxable investors is expected to be minimal because they can take advantage of the dividend tax credit or intercorporate dividend deduction, as the case may be. However, as a result of the Distribution Tax at the Trust level, distributions to tax-deferred accounts and non-residents will be reduced by the Distribution Tax. The long-term effect of the proposed tax changes on the Trust is yet to be determined.

Legal Matters

Certain legal matters in connection with the issuance of the Notes will be passed upon on behalf of the Trust by Stikeman Elliott LLP and on behalf of the dealers by Blake, Cassels & Graydon LLP. As of the date of this pricing supplement, the partners and associates of Stikeman Elliott LLP and Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding trust units of the Trust.

Les titres décrits dans le présent supplément de fixation du prix, ainsi que dans le prospectus auquel il se rattache, dans sa version modifiée ou complétée, et les documents qui sont réputés intégrés par renvoi dans le prospectus, dans sa version modifiée ou complétée, ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Aucune commission des valeurs mobilières ni aucune autorité similaire ne s'est prononcée sur la qualité des titres offerts dans le présent supplément; toute personne qui donne à entendre le contraire commet une infraction. Ces titres n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée Securities Act of 1933 *et, sous réserve de certaines exceptions, ne peuvent être offerts ni vendus aux États-Unis d'Amérique.*

ALTAGAS INCOME TRUST

Numéro du supplément de fixation du prix :	N° 2
Date :	Le 17 janvier 2007

SEC File # 82-34911

(se rattachant à un prospectus simplifié préalable d'AltaGas Income Trust (la « Fiducie ») daté du 18 mai 2005, dans sa version complétée par un supplément de prospectus de la Fiducie daté du 23 août 2005.)

BILLETS À MOYEN TERME

(non garantis)

Modalités de l'émission

Désignation :	Billets à moyen terme 5,07 % (les « billets »)
Numéro CUSIP :	02137ZAB0
Capital :	100 000 000 $
Commission :	0,35 %
Prix d'émission :	999,65 $ par tranche de capital de 1 000 $
Produit net (après commission) :	99 615 000 $
Monnaie :	Canadienne
Date de l'opération :	Le 16 janvier 2007
Date de règlement :	Le 19 janvier 2007
Date d'échéance :	Le 19 janvier 2012
Lieu de livraison :	Calgary (Alberta)
Taux d'intérêt nominal des coupons :	5,07 %
Échéances des coupons :	Semestriellement, à terme échu, le 19 janvier et le 19 juillet de chaque année, à compter du 19 juillet 2007
Date initiale de paiement des coupons :	Le 19 juillet 2007
Paiement initial des coupons :	2 535 000 $ par tranche de capital de 100 000 000 $
Dispositions de rachat :	La Fiducie peut racheter les billets, en totalité à tout moment ou en partie de temps à autre, moyennant un préavis d'au moins 30 jours et d'au plus 60 jours, au plus élevé des montants suivants : le prix selon le rendement des obligations du Canada (au sens défini ci-après) ou la valeur nominale des billets, majoré des intérêts courus et impayés jusqu'à la date de rachat, exclusivement.
Pourcentage supplémentaire au taux de rendement des obligations du gouvernement du Canada :	25 points de base

Forme des billets :	Billet global immatriculé au nom de CDS & CO.
Fiduciaire :	Société de fiducie Computershare du Canada
Courtiers :	Scotia Capitaux Inc. BMO Nesbitt Burns Inc. Marchés mondiaux CIBC inc. Financière Banque Nationale Inc. RBC Dominion valeurs mobilières inc.
Mode de placement :	Placement pour compte
Capital global des billets à moyen terme en circulation (y compris les billets décrits dans le présent supplément de fixation du prix) :	200 000 000 $
Faits nouveaux :	Voir la description ci-après.

SEC File # 82-34911

Documents intégrés par renvoi

Le prospectus de la Fiducie daté du 18 mai 2005, dans lequel le présent supplément de fixation du prix est réputé intégré par renvoi, intègre aussi par renvoi :

a) les états financiers consolidés comparatifs vérifiés de la Fiducie et les notes y afférentes pour les exercices terminés les 31 décembre 2005 et 2004, ainsi que le rapport des vérificateurs s'y rapportant, de même que le rapport de gestion pour l'exercice terminé le 31 décembre 2005;

b) la notice annuelle de la Fiducie datée du 30 mars 2006 pour l'exercice terminé le 31 décembre 2005;

c) la circulaire d'information de la direction datée du 15 mars 2006 relativement à l'assemblée annuelle des porteurs de parts de la Fiducie tenue le 27 avril 2006;

d) les états financiers consolidés comparatifs non vérifiés de la Fiducie et les notes y afférentes pour les périodes de neuf mois terminées les 30 septembre 2006 et 2005, ainsi que le rapport de gestion pour la période de neuf mois terminée le 30 septembre 2006;

e) le supplément de prospectus de la Fiducie daté du 23 août 2005.

Définitions

Le « prix selon le rendement des obligations du Canada » s'entend, dans les faits, du prix correspondant au prix du billet faisant l'objet d'un rachat, calculé pour donner un rendement à l'échéance correspondant au rendement des obligations du Canada (au sens défini ci-dessous) le jour ouvrable précédant la date d'adoption de la résolution du conseil d'administration d'AltaGas General Partner Inc., en tant que délégué de la Fiducie, autorisant le rachat, majoré du pourcentage supplémentaire au taux de rendement des obligations du gouvernement du Canada indiqué ci-dessus.

Le « rendement des obligations du gouvernement du Canada » s'entend à toute date, dans les faits, du rendement à l'échéance à cette date, composé semestriellement, que donnerait une obligation du gouvernement du Canada non remboursable libellée en dollars canadiens, comportant une durée jusqu'à l'échéance correspondant à la durée restante jusqu'à la date d'échéance des billets rachetés si elle était émise à cette date au

Canada à 100 % de son capital. Le rendement des obligations du Canada correspondra à la moyenne des rendements déterminés par deux importants courtiers en placement canadiens choisis par la Fiducie.

Faits nouveaux

Le 31 octobre 2006, le ministre des Finances a annoncé la proposition de modification par le gouvernement de la *Loi de l'impôt sur le revenu* (Canada) visant l'application d'un impôt sur les distributions (l'« impôt sur les distributions ») versées par les fiducies de revenu cotées en bourse. Aux termes de la proposition, les fiducies de revenu existantes feront généralement l'objet des nouvelles mesures à compter de leur année d'imposition 2011, après un délai de grâce de quatre ans. Le ministre des Finances a rendu public des propositions législatives visant à mettre en œuvre la proposition, mais on ne sait pas pour le moment si le Parlement adoptera la loi, ni sous quelle forme il le fera.

En termes simples, conformément à cette proposition, les distributions sur le revenu seront d'abord imposées entre les mains des fiducies à un taux spécial estimé à 31,5 %. Les distributions sur le revenu versées aux porteurs de parts seront considérées comme des dividendes d'une société canadienne imposable, ce qui fera en sorte que les distributions versées aux porteurs de parts qui sont des particuliers résidant au Canada seront admissibles au crédit d'impôt pour dividendes et que celles versées aux porteurs de parts qui sont des sociétés par actions résidant au Canada pourront être déduites entièrement à titre de dividendes inter-sociétés non imposables. Les comptes à imposition différée (y compris les REER, les FERR et les régimes de retraite) continueront de ne payer aucun impôt sur les distributions. Les porteurs de parts non résidents seront imposés sur les distributions au taux de retenue applicable aux dividendes versés aux non-résidents. L'impact net sur les investisseurs imposables canadiens devrait être minime puisque qu'ils pourront se prévaloir du crédit d'impôt pour dividendes ou de la déduction pour dividendes inter-sociétés, selon le cas. Toutefois, en raison de l'impôt sur les distributions entre les mains des fiducies, les distributions versées aux comptes à imposition différée et aux non-résidents seront réduites du montant de cet impôt sur les distributions. L'incidence à long terme des modifications fiscales proposées sur la Fiducie reste à déterminer.

Questions d'ordre juridique

Certaines questions d'ordre juridique ayant trait à l'émission des billets seront examinées par Stikeman Elliott S.E.N.C.R.L., s.r.l., pour le compte de la Fiducie, et par Blake, Cassels & Graydon LLP, pour le compte des courtiers. À la date du présent supplément de fixation du prix, les associés et les avocats-salariés de Stikeman Elliott S.E.N.C.R.L., s.r.l. et de Blake, Cassels & Graydon LLP, en tant que groupe, sont propriétaires véritables, directement ou indirectement, de moins de 1 % des parts de fiducie en circulation de la Fiducie.

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

4300 Bankers Hall West, 888-3rd Street S.W., Calgary, Canada T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www.stikeman.com

Direct: (403) 266-9000
Fax: (403) 266-9034

SEC File # 82-34911

DELIVERED BY SEDAR

January 18, 2007

The Securities Commissions or equivalent thereof
in each of the provinces and territories of Canada

CONSENT

Dear Sirs/Mesdames:

Re: AltaGas Income Trust
Short Form Base Shelf Prospectus Pricing Supplement No. 2
dated January 17, 2007

We refer to the pricing supplement No. 2 dated January 17, 2007 (the "**Pricing Supplement**") to the short form base shelf prospectus dated May 18, 2005 as supplemented by a prospectus supplement dated August 23, 2005 (together with the Pricing Supplement, the "**Prospectus**") of AltaGas Income Trust (the "**Trust**") relating to the offering of medium term notes of the Trust.

We hereby consent to the references to our firm name under the heading "Legal Matters" in the Pricing Supplement.

This letter is solely for the information of the addressee set forth above in connection with the Prospectus Supplement and is not to be used, quoted or referred to, in whole or in part, in the Prospectus or any other document or to any other person or company relied upon by any other party or for any other purpose.

Yours truly,

(Signed) Stikeman Elliott LLP

CALGARY
VANCOUVER
TORONTO
MONTREAL
OTTAWA
NEW YORK
LONDON
SYDNEY

SEC File # 82-34911

Blakes

Blake, Cassels & Graydon LLP
Barristers & Solicitors
Patent & Trade-mark Agents
855 - 2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary AB T2P 4J8 Canada
Tel: 403-260-9600 Fax: 403-260-9700

Reference: 80517/96

January 18, 2007

DELIVERD VIA SEDAR

The Securities Commissions or equivalent thereof
in each of the provinces and territories of Canada

CONSENT

Dear Sirs/Mesdames:

Re: AltaGas Income Trust
Short Form Base Shelf Prospectus Pricing Supplement No. 2
dated January 17, 2007

We refer to the pricing supplement No. 2 dated January 17, 2007 (the "**Pricing Supplement**") to the short form base shelf prospectus dated May 18, 2005 as supplemented by a prospectus supplement dated August 23, 2005 (together with the Pricing Supplement, the "**Prospectus**") of AltaGas Income Trust (the "Trust") relating to the offering of medium term notes of the Trust.

We hereby consent to the references to our firm name under the heading "Legal Matters" in the Pricing Supplement.

This letter is solely for the information of the addressee set forth above in connection with the Prospectus Supplement and is not to be used, quoted or referred to, in whole or in part, in the Prospectus or any other document or to any other person or company relied upon by any other party or for any other purpose.

Yours truly,

(Signed) Blake, Cassels & Graydon LLP

30755576.1

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST CLOSES $100 MILLION MEDIUM-TERM NOTE OFFERING

Calgary, Alberta (January 19, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has completed its $100 million issue of senior unsecured medium-term notes. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012.

The offering was made through a syndicate of investment dealers led by Scotia Capital Inc. under AltaGas' Universal Shelf Prospectus dated May 18, 2005 and Prospectus Supplement dated August 23, 2005 establishing AltaGas' medium-term note program.

The unsecured medium-term notes are rated BBB (low), positive trend by Dominion Bond Rating Service Limited and BBB-, stable outlook by Standard & Poor's.

The net proceeds from the offering will be used to pay down existing bank indebtedness and for general corporate purposes.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering and processing, extraction of ethane and natural gas liquids, transmission, sale of wholesale power from its gas-fired generation and power purchase-based arrangements, natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

Computershare

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

February 2, 2007

To: All Canadian Securities Regulatory Authorities

Subject: AltaGas Income Trust

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual General Meeting
2.	Security Description of Voting Issue :	Trust Unit Holders and LP 1 Holders
3.	CUSIP Number :	21360102 and 021360LP1
	ISIN :	CA0213601028
4.	Record Date for Notice of Meeting :	March 1, 2007
	Record Date for Voting :	March 1, 2007
5.	Meeting Date :	April 26, 2007
6.	Meeting Location :	Calgary, Alberta

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for AltaGas Income Trust

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	01/01/2007 - 01/31/2007

Summary

Issued & Outstanding Opening Balance :	54,313,552	As at :	01/01/2007
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	500		
DRIP Plan #1 - Trust Units	158,600		
DRIP Plan #2 - Exchangeable LP Units	9,247		
Other Issuances and Cancellations	6,186		
Issued & Outstanding Closing Balance :	54,488,085		

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	923,550	As at :	01/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/01/2007	N	20,000			
Filer's comment Two sets of 10,000 options granted to two individuals with respect to employment agreements - Strike Price $26.20, expiring Jan 1, 2017					
01/02/2007	N	5,000			
Filer's comment 5,000 options granted under employment agreement to one individual at a strike price of $26.20 expiring Jan 2, 2017					
01/08/2007	N	10,000			
Filer's comment 10,000 options granted under employment agreement to one individual, strike price $25.60 expiring Jan 8, 2017					
01/16/2007	N	25,000			
Filer's comment 25,000 options granted under employment agreement to one individual, strike price $25.82 expiring Jan 8, 2017					
01/30/2007	N		500		
Filer's comment 500 options exercised at a strike price of $15.14, which were granted January 20, 2004					
01/04/2007	N			2,000	
Filer's comment 2,000 options granted Sept 6, 2006 cancelled due to employee departure					
01/05/2007	N			500	
Filer's comment 500 options granted Sept 6, 2006 cancelled due to employee departure					
01/12/2007	N			3,000	
Filer's comment 3,000 options granted Sept 6, 2006 cancelled due to employee departure					
Totals		60,000	500	5,500	0

Stock Options Outstanding Closing Balance:	977,550	As at :	01/31/2007

SEC File # 82-34911

DRIP Plan #1 - Trust Units

Opening Reserve		3,817,492	As at :	01/01/2007

Effective Date	Securities Listed	Securities Issued
01/15/2007		158,600

Filer's comment
Trust Units issued under Distribution Reinvestment Plan

Totals	0	158,600

Closing Reserve:		3,658,892	As at :	01/31/2007

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		767,912	As at :	01/01/2007

Effective Date	Securities Listed	Securities Issued
01/15/2007		9,247

Filer's comment
Trust Units issued to LP1 Unit holders under Distribution Reinvestment Plan

Totals	0	9,247

Closing Reserve:		758,665	As at :	01/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
01/29/2007	Conversion (General)	1,186

Filer's comment
1,186 Exchangeable AltaGas Holding Limited Partnership No. 1 Units exchanged for Trust Units on a 1:1 basis

01/31/2007	Conversion (General)	5,000

Filer's comment
5,000 Exchangeable AltaGas Holding Limited Partnership No. 1 Units exchanged for Trust Units on a 1:1 basis

Totals		6,186

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	
Last Updated:	02/06/2007

SEC File # 82-34911

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (February 14, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that a monthly distribution will be paid on March 15, 2007 to holders of record on February 26, 2007, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.17 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

END